Form 20-F
period 2002-12-31
ORANGE PLC
filed 2003-06-27
CIK 1009245

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended: December 31, 2002

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-27846

ORANGE plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

St. James Court
Great Park Road
Almondsbury Park
Bradley Stoke
Bristol BS32 4QJ
United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class		Name of each exchange on which registered
8 7/8%	Senior Notes due 2009 (Sterling denominated)	London Stock Exchange
9%	Senior Notes due 2009 (Dollar denominated)	London Stock Exchange
8 3/4%	Senior Notes due 2006 (Dollar denominated)	London Stock Exchange
8 5/8%	Senior Notes due 2008 (Sterling denominated)	London Stock Exchange
8%	Senior Notes due 2008 (Dollar denominated)	London Stock Exchange
7 5/8%	Senior Notes due 2008 (Euro denominated)	London Stock Exchange

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares of 20p each 1,460,116,947

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒        No    ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐        Item 18    ☒

TABLE OF CONTENTS

Presentation of Financial and Other Information		4
Cautionary Statement Regarding Forward-Looking Statements		5
PART I
Item 1	Identity of Directors, Senior Management and Advisers	6
Item 2	Offer Statistics and Expected Timetable	6
Item 3	Key Information	6
3A.	Selected financial data	6
3B.	Capitalization and indebtedness	8
3C.	Reasons for the offer and use of proceeds	8
3D.	Risk factors	8
Item 4	Information on the Company	17
4A.	History and development of the company	17
4B.	Business overview	19
4C.	Organizational structure	43
4D.	Property, plants and equipment	44
Item 5	Operating and Financial Review and Prospects	45
5A.	Operating results	50
5B.	Liquidity and capital resources	65
5C.	Research and development, patents and licenses, etc.	70
5D.	Trend information	71
5E.	Off-balance sheet arrangements	71
5F.	Tabular disclosure of contractual obligations	73
Item 6	Directors, Senior Management and Employees	74
6A.	Directors and senior management	74
6B.	Compensation	76
6C.	Board practices	76
6D.	Employees	77
6E.	Share ownership	77
Item 7	Major Shareholders and Related Party Transactions	78
7A.	Major shareholders	78
7B.	Related party transactions	78
7C.	Interests of experts and counsel	79
Item 8	Financial Information	80
8A.	Consolidated statements and other financial information	80
8B.	Significant changes	80
Item 9	The Offer and Listing	82
9A.	Offer and listing details	82
9B.	Plan of distribution	82
9C.	Markets	82
9D.	Selling shareholders	83
9E.	Dilution	83
9F.	Expenses of the issue	83

Item 10	Additional Information	84
10A.	Share capital	84
10B.	Memorandum and articles of association	84
10C.	Material contracts	89
10D.	Exchange controls	89
10E.	Taxation	89
10F.	Dividends and paying agents	95
10G.	Statement by experts	95
10H.	Documents on display	95
10 I.	Subsidiary information	95
Item 11	Quantitative and Qualitative Disclosures About Market Risk	96
Item 12	Description of Securities Other than Equity Securities	99
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	100
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	100
Item 15	Controls and Procedures	100
Item 16	[Reserved]	100
PART III
Item 17	Financial Statements	101
Item 18	Financial Statements	101
Item 19	Exhibits	101

Presentation of Financial and Other Information

        In this annual report, references to "we", "us" and "the Company" are to Orange plc together with its consolidated subsidiaries, references to "Orange UK" refer to the businesses of Orange plc, Orange Personal Communications Services Limited and Orange Retail Limited in the United Kingdom, references to "Orange S.A." refer to Orange S.A. and its consolidated subsidiaries, which include Orange plc, and its minority interests, references to "France Telecom" are to the public sector entity France Telecom up to December 31, 1996 and the société anonyme France Telecom after such date. References to "Orange plc" refer to Orange plc together with its consolidated subsidiaries and are generally used when referring to the history and development of these entities. References to "Orange PCS" refer to Orange Personal Communications Services Limited. References to "Orange" are to the brand Orange, or any of the above entities as the context requires.

        References to "UK" are to the United Kingdom, references to "GBP", "pounds sterling", "sterling", "£", "pence" or "p" are to the UK currency, references to "EU" are to the European Union, references to "€" and the "euro" are to the euro currency of the EU, references to the "United States" and "US" are to the United States of America and references to "$" or to "US dollars" are to United States dollars.

        We publish our consolidated financial statements in euro. However, given the fluctuations in the exchange rate of the pound sterling compared to the euro over the periods presented, we believe that it is also important to include certain information in pounds sterling as a more accurate indicator of the underlying growth of our wirefree business in the United Kingdom. Solely for your convenience, in this Form 20-F we have translated certain euro amounts into US dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent the stated US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless we indicate otherwise, we have translated euros into US dollars at €0.95 per $1.00, the noon buying rate in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2002. See "Item 3 Key Information—Exchange Rates". On June 26, 2003, the day prior to the filing of this form 20-F, the noon buying rate was €0.87 per $1.00.

        We prepare our consolidated financial statements on the basis of a financial year beginning on January 1, and ending on December 31. Our consolidated financial information presented in this Form 20-F includes the financial information of Orange plc and its subsidiaries. Unless otherwise indicated, references to a year in this Form 20-F are references to the financial year ending on December 31 of such year. In this Form 20-F, unless otherwise indicated, we have stated financial results and operating statistics on the basis of such financial years.

        We prepare our financial statements in accordance with accounting principles generally accepted in France, or French GAAP, which differ in certain significant respects from accounting principles generally accepted in the US, or US GAAP. Orange plc changed its basis of presenting financial statements in 2000 from accounting principles generally accepted in the United Kingdom to French GAAP. The change in accounting principles has been retroactively applied to all periods. We have summarized the principal differences between French GAAP and US GAAP in Note 23 to our consolidated financial statements.

        Unless otherwise indicated, references in this annual report concerning the other markets in which we operate are taken from a study published by the Informa telecoms group entitled "Mobile Communications". In certain cases, this annual report refers to projected data. In view of the rapidly evolving nature of the telecommunications industry, it is possible that this projected data may prove to be incorrect.

Cautionary Statement Regarding Forward-Looking Statements

        Some of the statements contained in this annual report that are not historical facts, including without limitation, certain statements made in the sections hereof entitled "Item 4 Information on the Company" and "Item 5 Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the U.S. Private Litigation Reform Act of 1995) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

  •
  our objectives and strategies including those for data and 3G products and services and international expansion of the Orange brand;

  •
  the continued rollout of the Orange network in the UK;

  •
  our belief concerning the competitiveness of our services;

  •
  the effects on us of certain regulatory and market developments; and

  •
  our churn rate, distribution costs, liquidity and capital resources and expenditure.

        Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. The forward-looking statements contained in this document speak only as of the date of this annual report and we do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

PART I

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3  KEY INFORMATION

3A. Selected financial data

        The table below sets out our selected consolidated financial data for each of the years in the five-year period ended and as at December 31, 2002 in accordance with French GAAP. The selected consolidated financial data set out below for each of the years in the five-year period ended and as at December 31, 2002 have been extracted from, and are qualified by reference to, our consolidated financial statements and the notes thereto that are audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP are summarized in Note 23 to the consolidated financial statements. The following information should be read in conjunction with "Item 5 Operating and Financial Review and Prospects" and the consolidated financial statements and the related notes thereto included in Item 18 of this Form 20-F.

	Year ended December 31,
Consolidated income statement data
	1998	1999	2000	2001	2002	2002(1)
	(in millions of euro, except per share data)					US$ millions
French GAAP(2)
Turnover
UK	1,446	2,392	4,211	5,398	6,102	6,423
International operations	361	429	410	477	521	548

Total turnover	1,807	2,821	4,621	5,875	6,623	6,972

Operating (loss) income
UK	(8)	69	274	667	1,103	1,161
International operations	(8)	(26)	(85)	(128)	(153)	(161)

Total operating (loss) income	(16)	43	189	539	950	1,000

Net (loss) income before income tax	(217)	(420)	(699)	419	457	481

Income tax	391	(28)	(18)	(113)	(238)	(251)
Net (loss) income after income tax(3)	174	(448)	(717)	306	219	231
(Loss) earnings per share(4)	0.15	(0.37)	(0.59)	0.21	0.15	0.16

US GAAP
Net (loss) income for the financial year	166	(596)	(965)	495	260	274

French GAAP(2)
Total assets	2,792	4,104	12,758	12,643	11,508	12,114
Total liabilities	(3,098)	(4,891)	(7,300)	(5,535)	(4,635)	(4,879)
Net (liabilities) assets	(306)	(787)	5,458	7,108	6,873	7,235
Shareholders' equity	(306)	(787)	5,458	7,108	6,873	7,235

US GAAP
Shareholders' equity	(336)	(804)	5,463	7,388	7,243	7,624

(1)
The consolidated financial statements are stated in euro. The US dollar amounts presented in the table above have been translated solely for the convenience of the reader using the noon buying rate on December 31, 2002 of €0.95 per $1.00.

(2)
The consolidated financial statements have been prepared in accordance with French GAAP which differs in certain significant respects from US GAAP. Comparative figures under French GAAP have been restated, where appropriate, following the adoption of new financial reporting standards. For a summary of the principal differences between French GAAP and US GAAP please refer to Note 23 to our consolidated financial statements.

(3)
Losses have been transferred to reserves. No dividends were declared for the years ended December 31, 1998, 1999, 2000 and 2001. For the year ended December 31, 2002 dividends have not been declared and the directors have not recommended the payment of a dividend.

(4)
We have calculated 2002 earnings per share data using 1,460,116,947 shares as the weighted average number of shares in issue during the year ended December 31, 2002. We have calculated 2001 earnings per share data using 1,431,246,695 shares which represents the weighted average number of shares in issue during the year ended December 31, 2001. We have calculated 2000 loss per share data using 1,218,873,890 shares which represents the weighted average number of shares in issue during the year ended December 31, 2000. We have calculated 1999 loss per share data using 1,198,175,168 shares which represents the weighted average number of shares in issue during the year ended December 31, 1999. We have calculated 1998 earnings per share data using 1,196,787,298 shares, which represents the weighted average number of shares in issue during the year ended December 31, 1998.

Exchange rate information

        We present our financial information in euro. However, given the fluctuations in the exchange rate of the pound sterling compared to the euro over the periods presented, we believe that it is also important to include certain information in pounds sterling as a more accurate indicator of the underlying growth of our wirefree business in the United Kingdom. Under the provisions of the Treaty of the European Union signed at Maastricht in early 1992, a European Monetary Union, or EMU, with a single European currency, the euro, was established. The introduction of the euro for certain purposes began on January 1, 1999. Against currencies other than its constituent currencies, the euro has free-floating exchange rates.

        The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro and pounds sterling expressed in euro per US dollar and pounds sterling per US dollar. The information concerning the US dollar exchange rate is based on the noon buying rate of the Federal Reserve Bank of New York. We provide the exchange rates below solely for your convenience. We do not represent that euros or pounds sterling could have been converted into US dollars at these rates.

	French franc per $1.00				Euro per $1.00				Pounds sterling per $1.00
Yearly amounts Period	Period -end	Average(1)	High	Low	Period -end	Average(1)	High	Low	Period -end	Average(1)	High	Low
1998(2)	5.62	5.90	6.21	5.42	—	—	—	—	0.60	0.60	0.61	0.59
1999(3)	6.51	6.20	6.55	5.55	1.00	1.06	1.19	1.00	0.62	0.62	0.63	0.61
2000(3)	6.99	7.13	7.93	6.33	1.06	1.09	1.20	0.96	0.67	0.66	0.72	0.60
2001	7.37	7.33	7.84	6.88	1.12	1.12	1.19	1.05	0.69	0.69	0.72	0.66
2002	6.23	6.95	7.61	6.23	0.95	1.06	1.16	0.95	0.62	0.67	0.71	0.62
					Euro per $1.00				Pounds sterling per $1.00
Monthly Amounts Period					Period -end	Average	High	Low	Period -end	Average	High	Low
December 2002					0.95	0.98	1.01	0.95	0.62	0.63	0.64	0.62
January 2003					0.93	0.94	0.97	0.92	0.61	0.62	0.63	0.61
February 2003					0.93	0.93	0.93	0.92	0.64	0.62	0.64	0.61
March 2003					0.92	0.93	0.95	0.90	0.63	0.63	0.64	0.62
April 2003					0.89	0.92	0.94	0.89	0.63	0.64	0.65	0.63
May 2003					0.85	0.87	0.89	0.84	0.63	0.62	0.63	0.61
June 1 through June 26, 2003					0.87	0.86	0.87	0.84	0.60	0.60	0.61	0.59

(1)
The average of the noon buying rates on the last business day of each period (or portion thereof) during the relevant period.

(2)
January 1, 1999 was the first date at which the euro was introduced. The euro per $1.00 exchange rate at January 1, 1999 was 1.17.

(3)
The Federal Reserve Bank of New York stopped publishing noon buying rates for the French franc on January 15, 1999. Noon buying rates for French francs for periods subsequent to January 15, 1999 have been calculated by applying the fixed exchange rate of FF 6.55957 per €1.00 to the noon buying rate of euros.

3B. Capitalization and indebtedness

        Not applicable.

3C. Reasons for the offer and use of proceeds

        Not applicable.

3D. Risk factors

        We describe below certain factors which may materially affect our business and our operating results.

The interests of France Telecom S.A. and Orange S.A. may not always coincide with our interests.

        We are a wholly owned subsidiary of Orange S.A., which is controlled by France Telecom S.A. Orange S.A. has the voting majority necessary to adopt all resolutions of general shareholders' meetings, including those concerning the election of the members of our board of directors and distribution of dividends. Orange S.A. is therefore able to exercise considerable influence on and control over our business and strategy.

        Although we currently enjoy a strong relationship with Orange S.A. which we anticipate will continue in the future, our business goals and those of Orange S.A. may not always coincide. The business activities and strategies of Orange S.A. or future developments in the wireless communications industry may result in a conflict of interests or lead to competition between us.

The loss of our relationship with France Telecom S.A. and Orange S.A. would seriously harm our business and prospects.

        Through our relationship with France Telecom and Orange S.A. we benefit from their financial strength in procurement of financing and expertise in research and development. If our relationship with France Telecom or Orange S.A. was to be impaired, our business, financial condition and results of operations could be harmed, and we may not be able to achieve our stated objectives.

France Telecom S.A., which is the majority shareholder of Orange S.A., has implemented a group wide program to accelerate profit and cash generation. This program requires capital and operational expenditure reductions by us and may cause us to limit our investment in or divest some of our current operations.

        As part of its debt restructuring program, France Telecom announced that for the period 2003-2005 it plans to generate €15 billion of net cash provided by operating activities less net cash used in investing activities, approximately 30% to 40% of which will come from Orange S.A., which is a fully consolidated subsidiary of France Telecom, Accordingly in December 2002, Orange S.A. announced its plan to accelerate cash and profit generation over the next three years. This plan, which covers the 2003 to 2005 period, aims to generate an additional €5 to 7 billion of net cash provided by operating activities less net cash used in investing activities, approximately 10% to 18% of which will come from us as a wholly owned subsidiary of Orange S.A., through a combination of more strict financial targets across the Orange S.A. group and more rigorous discipline on capital and operating expenditures. Accordingly, we intend to achieve our target to generate an additional €0.7 to 0.9 billion of net cash provided by operating activities less net cash used in investing activities through reductions in capital expenditures, operating costs margins and also through improved working capital requirements. As a part of this new plan we have reduced headcount and operating costs in the United Kingdom and, in line with current market conditions, have deferred much of our expenditure on 3G technology, placing greater emphasis on the use of 2.5G technologies such as General Packet Radio Service or, GPRS. For further information see "Item 5 Operating and Financial Review and Prospectus."

        These measures may limit our ability to build new networks or comply with the terms of our existing UMTS license. Any or all of the preceding, especially within the context of the highly competitive mobile services industry, could have an adverse impact on our results of operations.

Increased competition from existing and new competitors, including the entry of mobile virtual network operators, could reduce our revenues.

        Although there are many barriers to entry, competition in the wireless communications industry is intense. The UK mobile telephone industry is highly competitive. Vodafone, for example, has a significantly larger contract subscriber base than Orange UK. Hutchison 3G has launched services in the UK during 2003. We believe that competition for wireless services is based principally on:

  •
  the price of services and handsets;

  •
  network quality and coverage;

  •
  the range of products and services offered;

  •
  the quality of customer service; and

  •
  the strength of the brand.

        There can be no assurances about how our competitors' future pricing policies may affect our operations. We will continue to review our service plans and introduce new or supplemental price options as appropriate.

        As a result of current trends in the telecommunications industry in Europe, such as the rapid convergence of technologies, we expect competition to increase in the future. We currently face, and expect in the future to face, direct competition from wireless communications services and from mobile virtual network operators, as well as indirect competition from traditional providers of fixed line telephony. Any increased competition from new entrants or existing operators could:

  •
  affect our ability to attract and retain customers;

  •
  reduce our share of net customer additions; and/or

  •
  force us to reduce the pricing of our products and services.

Our debt agreements contain a number of restrictions and obligations that limit our operating and financial flexibility.

        Orange Holdings (UK) Limited, or OHUK, one of our wholly owned subsidiaries, has entered into a senior debt facility that provides us with a total loan facility of €1,885 million, including letters of credit of €16.4 million. The proceeds from the senior debt facility were used to finance investment in the Orange UK network. At December 31, 2002 €1,454 million, including letters of credit of €16.4 million, had been drawn against the senior debt facility (2001: €2,566 million).

        The senior debt facility contains a number of financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our businesses. There can be no assurances that such obligations will not adversely affect our ability to finance our future operations, nor that they will not prevent us from engaging in other business activities that may be in our best interest. Our ability to draw funds under the senior debt facility may be restricted by any non compliance with financial covenants.

        The senior debt facility also requires repayment of our indebtedness when a change in control of our company occurs. We obtained waivers from this provision in December 1999, March 2000 and September 2000, following changes in our ownership to Mannesmann AG, or Mannesmann, Vodafone AirTouch plc and France Telecom, respectively.

        In December 1995, Orange PCS, another wholly owned subsidiary, entered into a series of sale and lease back financing agreements with NatWest Leasing Industries Limited, or NatWest. Under these finance lease agreements, Orange PCS agreed to sell to NatWest, and NatWest agreed to lease back to Orange PCS, most of Orange PCS's then-existing network equipment and certain related licensed software, worth an estimated €712 million (£450 million). This arrangement was concluded in 1996.

        In December 1997, Orange PCS entered into a new series of lease agreements with certain lessors. In these agreements, Orange PCS agreed to purchase, as agent for the lessors, network equipment and certain related licensed software with a value of up to €712 million (£450 million). Drawdowns under these lease arrangements commenced in 1998 and continued throughout 1999, with a final drawdown in March 2000.

        In June 1999, we issued £461 million (equivalent) (€705 million) of senior notes due in 2006 and 2009. The notes were issued in three tranches: £150 million (€229 million) 8.875% notes due 2009; $275 million (€262 million) 9% notes due 2009 and $225 million (€214 million) 8.75% notes due 2006. The notes due to be redeemed in 2009 can be redeemed from 2004 although a premium is payable if they are redeemed prior to 2007. In 1998 we issued £600 million (equivalent) (€887 million) of senior notes due in 2008. These can be redeemed from 2003, although a premium is payable if redeemed prior to 2006. The proceeds were raised in three tranches of pound sterling, US dollar and euro. The coupon payable on each tranche is 8.625%, 8% and 7.625%, respectively. We have decided to exercise our option to redeem our senior notes due in August 2008. The senior notes are scheduled to be redeemed on August 1, 2003 at the redemption price of approximately £205.9 million, €97.6 million and $19.2 million for each of the respective series of notes. At August 1, 2003, the principal outstanding amount for each of the respective series of notes being redeemed will be approximately £197.3 million, €94.1 million and $18.5 million.

        In December 1999, February 2000 and September 2000, we made offers for all our senior notes at 101% following changes of ownership. In January 2000, €512 million of the senior notes were repurchased at a cost of €544 million. In April 2000, €37 million of senior notes were repurchased at a cost of €41 million. In October 2000, €27 million of senior notes were repurchased at a cost of €28 million.

        In addition to our obligations under the senior debt facility, we are also subject to certain obligations of a similar nature under the finance lease arrangements and the terms of the senior notes.

Our capital expenditures may require additional financing which could adversely affect our financial condition.

        Expanding and enhancing a mobile telephone network requires substantial capital investment. During 2002 capital expenditure in the UK was €1,162 million. We currently estimate that we will make additional tangible capital expenditure of approximately €2.5 to 3 billion between 2003 and 2005. Our estimated liquidity and resource requirements in the coming years consist of the following:

  •
  Capital expenditures: our targeted capital expenditure for our network in the United Kingdom is now estimated at between €2.5 billion to €3 billion for the three years from 2003 to 2005. Thereafter, we intend to reduce our capital expenditure and target a decrease of our ratio of capital expenditure to turnover from 18% in 2002 to below 11% by 2007. This targeted capital expenditure takes into account the impact of the capital expenditure savings as part of Orange S.A.'s program over the 2003 to 2005 period;

  •
  Debt service requirements: our total borrowings amount to €2,775 million at December 31, 2002 (taking into account the net cash of €293 million raised by us as part of our securitization program in the United Kingdom in December 2002), resulting in a net debt of €2,659 million after deducting the cash and cash equivalent balance of €116 million as at that date. For further information on our liquidity and resource requirements please see "Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        Our primary sources of liquidity and capital resources are:

  •
  The funds generated from our operations, which amounted to €1,534 million in 2002. We target reductions in operating expenses over the period 2003 to 2005, which will favorably impact this source of liquidity;

  •
  Improved management of our working capital should provide additional targeted liquidity over the period 2003 to 2005;

  •
  Drawings on our existing credit facilities: our credit facilities represented a total amount of €2,018 million at December 31, 2002 of which €656 million mature by end of 2003, €1,337 million between 2004 and end of 2005 and €25 million after 2007 (see section 5F. Tabular Disclosure of Contractual Obligations and Other Commitments);

  •
  Proceeds from the sale of investments or other non-strategic assets: on March 13, 2003, we disposed of our shareholding in Orange Holdings Limited for a total consideration of £202,308,000 (approximately €302 million).

        For further information on our sources of liquidity and capital resources please see "Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources"

        We believe that our liquidity and capital resources should be sufficient to satisfy our requirements for the foreseeable future, in particular given that Orange S.A. has stated its intention to continue to provide us with financial support. However, if we underestimate our capital requirements or overestimate our future cash flows, then we may be forced to incur additional debt or eventually to issue equity. We cannot assure you that future conditions in the loan and debt and equity/capital markets will not adversely affect our financial condition or results of operations, particularly if the cost of capital increases as we and other wireless operators continue to seek large amounts of debt and equity financing to develop our respective operations. Furthermore, if we are forced to incur additional debt to fund these investments, such additional debt may increase the risk of a credit rating downgrade, which could have a material adverse effect on our ability to finance necessary investments.

        To finance the establishment and operation of our businesses, we have incurred substantial indebtedness. At December 31, 2002 we had total indebtedness of €2,659 million (2001: €3,693 million). We are expanding our operations in the UK. Accordingly, we may incur substantial additional indebtedness in the future. Our substantial leverage could adversely affect our financial position.

        Possible negative consequences of our high level of indebtedness include:

  •
  we will spend a substantial portion of our cash flow on paying our debt obligations. Therefore we will have less cash to fund our working capital, to make capital expenditures or to fund other general corporate activities. This may increase our vulnerability to adverse general economic and industry conditions;

  •
  we have significant contractual obligations and prohibitions under our financing agreements which may, in the future, restrict our ability to obtain the necessary additional financing to fund our business;

  •
  our flexibility in planning for changes in our business may be restricted because of the contractual obligations and prohibitions contained in our financing agreements;

  •
  any downgrading of France Telecom's or Orange S.A.'s debt ratings by rating agencies may increase the cost of our debt, reduce our access to financial markets and limit flexibility under the restrictions in our debt agreements;

  •
  we have exposure to interest rate changes where borrowings are subject to variable rates of interest. In addition, our finance lease obligations are subject to adjustment upon changes in interest and tax rates; and

  •
  if we fail to make payments as required under our financing agreements, or to comply with any of the contractual obligations or prohibitions contained in our financing agreements, our lenders may be able to accelerate the payment obligations and enforce their security rights over our assets. There can be no assurance that we would have sufficient funds or other resources to satisfy all such obligations on a timely basis or otherwise.

The high cost of UMTS licenses, and investments and expenses necessary for the success of this technology, could adversely affect our business, financial condition and results of operations.

        On September 1, 2000, we paid £4.1 billion to acquire a UMTS license in the UK. Under the terms of this license we have agreed to make significant investments in our network in order to offer new products and services. We remain fully committed to 3G and intend to develop and exploit the potential of 3G type services on enhanced 2nd generation networks in order to improve our customer experience and offer a transition to the commercial launch of 3G, allowing for any issues surrounding 3G technology to be resolved.

        We consider that 2G and 3G technologies are closely interrelated both from a technical and commercial perspective, in particular:

  •
  the acquisition of UMTS licenses provided our operations with enlarged frequency spectrum for the development of both voice and non-voice services;

  •
  the planning and roll out of the UMTS network is viewed as an enhancement and extension of the existing GSM network and the overall coverage and capacity strategies rely on the complementary nature of 2G and 3G technologie; and

  •
  future 3G services will be offered to our existing 2G customers in order to improve customer loyalty and increase usage and average revenue per user, through enhanced voice and non-voice services. Many future 3G services will be derived from 3G type services already offered to our customers on 2nd generation networks;

        However, technological innovations, the emergence of alternative services and an insufficient consumer demand for 3G type services, among other factors, could lead us to reassess our commitments with respect to our UMTS license. If we cannot fulfill the conditions under our UMTS license or obtain its modification, the license may be revoked and we may be liable for damages to the UK Government, as well as to our creditors or our suppliers. All of these risks could have a significant negative impact on our financial condition and results of operations. Once our 3G network has been launched, we expect that we will also incur increased costs related to the development and marketing of additional 3G type services, in particular to promote demand and possibly to subsidize UMTS-compatible handsets.

        In addition, we cannot be certain that the revenues generated from 3G type services will justify the related high costs. We will need to offset the high purchase costs of our UMTS license, network capital expenditures and the related amortization costs with increased revenues from customers. The level of demand for 3G type services may be adversely affected by any failure of prior preliminary launches by our competitors. Furthermore, any delay in the provision of 3G type services resulting from problems with suppliers of components of the 3G network, the roll out of the network, the unavailability of products compatible with 3G type services, the inability to comply with the requirements of our UMTS license or any other factor may adversely affect revenues or the date from which such revenues are generated. If in the future, our current estimates relating to future cash flow generated from 3G type services are not met, our results could be adversely affected, and we could be required to significantly depreciate the value of our UMTS license and related assets recorded in our financial statements.

        In the event that we fail to generate sufficient revenues from our UMTS activities, we also may not be able to meet financial obligations incurred to fund our UMTS rollout or our other activities, and our financial condition and results of operations may be adversely affected.

Our investments in networks, licenses and new products and services may not result in increased revenues per customer.

        We anticipate that we will need to continue to invest in our networks in order to upgrade our networks, and develop and market new products and services. There can be no assurance that there will be the necessary demand for these new services, the benefits that we expect to gain from such investments may not materialize, and we may not recoup our costs of making such investments.

The telecommunications industry is subject to rapid and significant changes in technology that could reduce the appeal of our services, including future UMTS services.

        We face competition from communications technologies that are under development or that will be developed in the future, including cordless technologies and private and shared radio networks.

        We cannot currently predict how emerging and future technological changes will affect our operations or the competitiveness of our services, nor can we predict that new technologies to support our planned services will be available when expected or that customer demand will develop as expected. Similarly, technologies such as UMTS, that we employ may become obsolete or subject to intense competition from new or alternative technologies in the future.

        Further, we may not be the first to exploit new opportunities for providing services to customers, including data and internet services receivable through mobile phones, or to deliver these services in a timely manner. We also rely on third parties to generate content for some of these new services. Such content may not be available or sufficiently compelling to generate the expected revenues.

Any inability to adequately manage our continuing development and growth could adversely affect our business.

        The continuing development of the business has required significant management and operational resources and is likely to continue to do so. We believe this will require us, among other things, to:

  •
  continue to increase our marketing activities and our service delivery capabilities;

  •
  continue to develop our organizational structure and processes;

  •
  maintain stringent control of construction and other costs; and

  •
  continue to develop our information technology systems and financial and management controls.

Our financial condition, results of operations and growth and development could be adversely affected if we are unable to manage the items set out above successfully.

Any major failure of our information technology and network systems may have an adverse effect on our operations.

        We are reliant on the effective operation of our information technology systems and network infrastructure. In the event of major information technology system/network failure, we could suffer business interruption and loss of revenue.

Our business may be impacted by financial market risk, including exchange rate fluctuations and movements in interest rates.

        In the normal course of our business, we are exposed to financial market risk, including movements in interest rates and foreign currency exchange rates. Where appropriate, we enter into derivative instruments to hedge underlying exposures to interest rates and foreign currencies. The derivative instruments we enter into are set out in note 13 to the consolidated financial statements. As a matter of policy, we do not enter into transactions of a speculative or trading nature.

        We are in the process of finalizing a centralized treasury process with France Telecom. The centralization process will build on our existing treasury management practices and aims to further improve the efficiency of risk management, funding, cash management and overall risk control within the companies of the Orange S.A. group.

        We are exposed to fluctuations in foreign currencies because our accounts are denominated in euro while the majority of our revenues and certain assets and liabilities are denominated in pounds sterling. Foreign exchange rate fluctuations between currencies, especially between the pound sterling and the euro, could have an effect on the value of our revenues and certain costs, assets and liabilities which are denominated in currencies other than the euro. Consequently, variations in exchange rates could adversely affect our financial condition and results of operations. In addition, such variations could affect our ability to make planned capital expenditure.

        Although we use foreign exchange hedges to manage our foreign exchange risks, these may not be sufficient to protect us from significant fluctuations in international currency rates.

We depend on a limited number of suppliers for wireless network equipment and maintenance. The failure of these suppliers to provide necessary equipment could have a material adverse effect on our results.

        The construction and operation of our network and the provision and marketing of our services depend on our ability to obtain adequate supplies of a number of items on a timely basis, such as handsets and transmission equipment and switching and other network equipment. Handsets in particular may be subject to supply constraints under certain circumstances.

        Our results of operations could be materially and adversely affected if suppliers fail to provide us with adequate equipment in a timely manner or if the price of such equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the price of their supplies due to their supply limitations. As a result of these supply difficulties, we may fail to satisfy the requirements of our new licenses.

We operate in a highly regulated market which limits our flexibility to manage our business.

        We must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our networks and services in the UK. We must also cooperate with agencies or other governmental authorities that regulate and supervise the allocation of frequency spectrum and which oversee the general competitiveness of the wireless market.

        Our business and results of operations could be materially adversely affected by changes in law, regulation or government policies directed at the wireless market in which we operate. In particular, decisions by regulators and antitrust authorities concerning the granting, amendment or renewal of licenses, to us or third parties, or decisions relating to tariffs, or efforts to expand in new markets, or the accessibility of our network to mobile virtual network operators, service providers or our access to third-party networks could materially adversely affect the results of our operations. Recently, national regulators and the European Union have become increasingly concerned with the costs of calls terminating on mobile networks. A number of regulators have decided to reduce these costs. International roaming, which is not currently regulated, may also become regulated following the transposition of the new European electronic commission regulatory framework.

        In addition, we are subject to legislation, including environmental regulations, covering the use and the development of land and buildings for telecommunications purposes. Certain rights and obligations contained within legislation may be subject to change. Amendments to current legislation may affect our ability to upgrade or roll out essential network operations and as such may adversely affect our results of operations. Lack of formal commitment to evolving environmental national or global initiatives may also adversely impact our reputation. Any such impact on our reputation or material changes to any environmental legislation may adversely affect our cost of operations and could impact our ability to offer the products and services demanded by our customers. For more information, see "Item 4B. Business overview—Mobile telephony regulation."

We will be obligated to adopt new accounting standards in 2005 that may have a material impact on our accounts.

        In June 2002, the European Union ("EU") adopted new regulations requiring all listed EU companies, including us, to apply International Financial Reporting Standards ("IFRS") (previously known as International Accounting Standards or "IAS") in their financial statements from January 1, 2005.

        Because IFRS emphasizes the fair value of a company's assets and liabilities, it may have a material impact on a number of important financial statement items, including, among others, the timing of recognition of sales and other revenues, accounting for share-based compensation, goodwill and intangibles, employee benefit plans, marketable securities and hybrid derivative instruments and the classification of certain balance sheet items as debt or equity. In addition, the treatment of our classification of business segments, financial instruments and pensions may be significantly affected.

        IFRS will therefore affect the valuation methods that analysts use to measure and evaluate our performance. IFRS could also have an effect on our debt covenants and other contractual obligations. In particular, our covenants linked to balance sheet ratios and income statement measures are likely to be significantly affected by the adoption of IFRS in ways that are difficult to predict at this time.

Alleged health risks of wireless communications devices could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations.

        In the United Kingdom, a study on mobile telecommunications health issues conducted by the Independent Expert Group on Mobile Phones, known as the Stewart Report, reported that to date the balance of evidence does not suggest that wireless phone technologies pose a health risk for the general public. The Department of Health in the UK has nevertheless required that information be made available to customers so that they can make their own informed choices about how to use mobile phones. In the United Kingdom, we and other mobile network operators are promoting in-depth scientific research into mobile technology through joint financing of a program with the government of the United Kingdom. Compliance with the recommendations or resulting legislation may result in significant costs for us.

        While to date we are not aware of any substantiation of health risks associated with mobile communication devices, actual or perceived health risks may adversely affect our revenues or financial condition through a reduction in the number of customers, reduced usage per customer, exposure to potential litigation or other liability. In the event that future evidence is considered to show that health risks exist, the use of wireless phones could be subject to regulations which, for example, could limit emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on our operations and results.

Legal Proceedings

        We are involved in several court proceedings as part of the ordinary course of our business. Although we believe that none of these proceedings would individually have a material effect on our results of operations and financial condition, in aggregate these proceedings could have such an effect.

        As is the case with many companies in the telecommunications industry, we have from time to time received claims alleging possible unfair competition and infringement of certain intellectual property rights, as well as claims relating to our products or services. Regardless of the validity or the success of such claims, we could incur significant costs with respect to the defense of such claims which could have a material adverse effect on our results of operations or financial condition.

ITEM 4  INFORMATION ON THE COMPANY

4A. History and development of the company

        We are a wholly owned subsidiary of Orange S.A., whose principal controlling shareholder is France Telecom, the incumbent telecommunications operator in France. Including our operations, Orange S.A., operates in 20 different countries worldwide, including 9 controlled operations in Europe. Prior to a corporate reorganization in December 1995, Orange Holdings (UK) Limited, or OHUK, was our principal holding company. OHUK was incorporated and commenced operations in 1989. On April 28, 1994, we commercially launched the Orange UK network in the UK. Orange plc was incorporated on October 5, 1995 as a public limited company under the laws of England and Wales. Following the acquisition of Orange plc by France Telecom on August 22, 2000, Orange S.A. was formed. Orange S.A. became our new holding company on December 29, 2000. Our principal office is located at:

    St. James Court,
    Great Park Road, Almondsbury Park
    Bradley Stoke, Bristol BS32 4QJ
    United Kingdom
    (telephone: +44 1454 624 600)
    (website address: www.orange.co.uk)

        Our agent for service of process in the United States is CT Corporation Systems, which is located at:

    111 Eighth Avenue
    New York, New York 10011

        In 1991 Microtel Communications Ltd or Microtel was awarded a license to operate a GSM1800 digital network in the UK. Microtel had been formed by a consortium led and ultimately wholly owned by British Aerospace. Microtel had commenced developing its network before it was purchased from British Aerospace by OHUK in July 1991, in exchange for 30% of the equity in OHUK, then a subsidiary of Hutchison Whampoa. Microtel was renamed Orange Personal Communications Services Limited in 1994, prior to the launch of Orange. In 1995 Hutchison Whampoa and British Aerospace purchased a 5% equity interest in OHUK held by Barclays Bank, together with the related shareholder bonds that were issued pursuant to the terms of an OHUK shareholders' agreement.

        On December 14, 1995, as a result of a corporate reorganization, Orange plc acquired all of the issued share capital of OHUK from its principal shareholders and their subsidiary companies through a share exchange, maintaining the percentage interests of Hutchison Whampoa and British Aerospace at 68.42% and 31.58%, respectively.

        In connection with the initial public offering of Orange plc, ordinary shares in Orange plc were admitted for trading on the London Stock Exchange and American Depositary Shares, or ADSs, representing five ordinary shares, were admitted for trading on the Nasdaq National Market on April 2, 1996. Following this initial public offering the interests of Hutchison Whampoa and British Aerospace in Orange plc were 48.2% and 21.9%, respectively. British Aerospace reduced its interest in Orange plc to 5.0% on March 24, 1998.

        On November 23, 1999 Mannesmann announced that its offer, made on November 1, 1999, to acquire Orange plc had become unconditional. Prior to such offer Hutchison Whampoa held a 44.8% interest in Orange plc. Orange plc's ordinary shares were delisted from the London Stock Exchange on February 10, 2000, and the ADSs were delisted from the Nasdaq National Market on February 14, 2000.

        On February 10, 2000 Vodafone AirTouch plc, or Vodafone, announced that its offer to acquire Mannesmann had become unconditional. Each Mannesmann share was exchanged for 58.9646 Vodafone shares. On the closing of the offer on March 27, 2000 Vodafone had acquired 98.62% of the shares of Mannesmann.

        On April 12, 2000 the European Commission approved the acquisition of Mannesmann by Vodafone, subject to certain commitments by Vodafone, including a commitment to divest Orange plc and all of its subsidiaries. Vodafone appointed a trustee to exercise its voting rights in matters affecting Orange plc and to ensure that such rights were exercised on an independent, arms' length basis. Vodafone also agreed not to dispose of any of Orange plc's licenses, customers, database, key personnel, intellectual property or other assets necessary to enable Orange plc to operate as a going concern until divestment. During the time that Mannesmann and Vodafone owned Orange plc, neither company appointed any directors to Orange plc's board, was involved in the management of Orange plc or had access to Orange plc's confidential information.

        On May 30, 2000 France Telecom announced that it had agreed to acquire Orange plc for £25.1 billion (€40.2 billion), £13.8 billion (€22.1 billion) of which was in cash and £11.3 billion (€18.1 billion) of which was in newly issued France Telecom shares. In addition, France Telecom agreed to assume £1.8 billion (€2.9 billion) of Orange plc's indebtedness, as well as the commitments of £4.0 billion (€6.5 billion) incurred by Orange 3G Limited, a wholly owned subsidiary of Orange plc, in connection with its successful bid for a UMTS license in the United Kingdom. On August 11, 2000 the European Commission delivered its decision approving the transaction subject to France Telecom's undertaking to divest Orange plc's 50% interest in KPN Orange Belgium NV, or KPN Orange, and, pending the divestiture of this interest, the creation of procedures isolating KPN Orange from any potential interference by France Telecom. On December 14, 2000, France Telecom and Orange plc announced that they had reached an agreement with KPN Mobile for the sale of its 50% shareholding in KPN Orange to KPN Mobile. The sale was completed on February 7, 2001.

        France Telecom's acquisition of Orange plc, which was subject to a number of other conditions, including approval by the European Commission and confirmation that Orange 3G Limited would be granted its UK UMTS license, was completed on August 22, 2000.

        Following its acquisition of Orange plc on August 22, 2000 France Telecom restructured its holdings in order to combine certain of its wireless operations with those of Orange plc. On August 22, 2000 France Telecom transferred its domestic wireless operation to Orange France (formerly France Telecom Mobiles S.A.), its wholly owned subsidiary. At the same time, France Telecom began the process of transferring, directly or indirectly, certain other subsidiaries and interests, including Orange plc, to Orange S.A., the holding company for the new group.

        Pursuant to an agreement dated December 21, 2000, as part of the Orange S.A. group restructuring, Orange plc transferred certain assets to a wholly owned subsidiary of Orange S.A., Wirefree Services Belgium (formerly France Telecom Participations Belgium S.A.) for a total consideration of approximately €532 million. This transfer was concluded on an arms' length basis and included, among others, Orange plc's holdings in Ananova Limited, Bangkok Inter Teletech Co. Ltd, NewsTakes, Inc., PocketThis, Inc. and Book2eat Holdings Limited.

        In 2002 and 2003, Orange S.A. initiated changes in its internal organizational structure in order to improve its operating efficiency in relation to three main areas, i.e. mass market services, business services and technical development. As part of this strategic review, Orange S.A. began a reorganization project to align its corporate structure with its operating structure, which is currently being effected by bringing Orange S.A.'s international operations outside of France and the UK, including its operations in the United States and Germany and its interests in Austria and Switzerland, under a single management organization. In connection with this reorganization project, Orange S.A.'s operations outside of France and the UK were regrouped under a UK holding company, Orange Global Limited, a wholly owned subsidiary of Orange S.A., in March 2003.

        On March 13, 2003, Orange Global Limited entered into a share purchase agreement with Orangedot Limited, a wholly owned subsidiary of Orange plc, to purchase the shares in Orange Holdings Limited for a total consideration of £202,308,000 (approximately €302 million). As a result, our 100% shareholdings in Wildfire Communications, Inc. and Hutchison Telecommunications GmbH and our 17.45% interest in Connect Austria GmbH and 50% interest in Orange Communications SA, all held through Orange Holdings Limited, have been transferred to Orange Global Limited. Orange Holdings Limited and its subsidiaries are "Unrestricted Subsidiaries" as defined under the indentures to our senior notes. The total interests transferred from the Company pursuant to the share purchase agreement with Orangedot Limited represent approximately (0.3)% of our total operating income before depreciation and amortization (or "EBITDA" as defined in the senior note indentures) and 3.1% of our total long-term assets for the year ended December 31, 2002. This agreement has been negotiated on an arm's length basis.

        For a description of our principal capital expenditures and divestitures, see "Item 5B. Liquidity and Capital Resources."

4B. Business overview

        We are one of the leading providers of wireless communications in the UK, offering a broad range of voice and data communications services. We have a very strong vision of a wirefree future, supported by an aspirational brand and a philosophy focused on the customer and the provision of high quality, generating high value services. We believe we play a leading role in the UK market in expanding mobile communications and introducing new services and features.

        We generated consolidated revenue of €6,623 million for the year ended December 31, 2002. During 2002 Orange UK, our operating company in the UK, attracted 22.8% of net growth in the UK contract market and 20.2% of net prepaid UK market growth resulting in a total active customer base of 13.3 million at December 31, 2002. Market share for Orange UK grew during 2002 to 27.2%. During 2002 we had on average 12,728 employees, 90% of whom worked in our UK operations.

        At December 31, 2002, we also owned 17.45% of Connect Austria, which has launched "ONE', Austria's third digital mobile network, and 50% of Orange Communications SA, Switzerland's third digital mobile network. On March 13, 2003, our interests in these operations were sold to Orange Global Limited, a wholly owned subsidiary of Orange S.A. Orange S.A., our parent, had a total interest of 100% in Orange Communications SA at March 31, 2003. For further information please see "Item 7B. Related Party Transactions."

        Historically, we have been principally focused on providing voice transmission over digital Global System for Mobile Communications (GSM) networks. We are at the forefront of developments in using technology to increase the speed and efficiency of our networks and in translating technologies into simple and effective services for customers. For example, the roll out of GPRS, has allowed us to successfully launch our photo messaging service and, in conjunction with Microsoft, launch the first Windows® powered smartphone, the SPV (Sound Pictures Video). We intend to remain among the leaders of the wireless communications market through continued innovation.

        We have been awarded a UMTS license in the United Kingdom. We will take a pragmatic approach in regard to our strategy towards our UMTS license. In the United Kingdom, where competitive pressure is strong (and risks becoming stronger with the arrival of a fifth network operator, Hutchison 3G), UMTS will be launched in a limited area in 2003 as a technical and commercial trial.

        In December 2002 Orange S.A. announced its plan to accelerate cash and profit generation over the next three years. This plan, which covers the 2003 to 2005 period, aims to generate an additional €5 to 7 billion of net cash provided by operating activities less net cash used in investing activities, approximately 10% to 18% of which will come from us as a wholly owned subsidiary of Orange S.A., through a combination of more strict financial targets across the Orange S.A. group and more rigorous discipline on capital and operating expenditures. Accordingly, we intend to achieve our target to generate as a subsidiary of Orange S.A. an additional €0.7 to 0.9 billion euros of net cash provided by operating activities less net cash used in investing activities.

        As a part of this strategy we have reduced headcount and operating costs in the UK, and deferred much of our expenditure on 3G technology, placing greater emphasis on the use of 2.5G technologies such as GPRS. For further information see "Item 5 Operating and Financial Review and Prospects".

Market trends

        Several trends have emerged that we expect will continue to affect the nature of the wireless communications market. These market trends include:

  •
  Customer retention.  As wireless penetration rates in Western Europe approach their saturation rate, the focus in the wireless market has largely shifted from the acquisition of a significant number of customers to a strategy concentrating on retaining and enhancing value from existing customers. We believe that the ability to retain and increase the value of existing customers will be driven primarily by:

  •
  encouraging the use of additional mobile services through the introduction of tariffs, innovative products and services, including voice value added services and wireless data applications;

  •
  technological developments that advance the quality and range of products and services; and

  •
  increased reliance of customers on the benefits generated by wireless services.

  •
  Industry convergence.  Wireless communications, the Internet, fixed line communications and broadband media are rapidly converging to create new opportunities for several types of media to act as personal interfaces between suppliers and customers. Many industries are turning to wireless telecommunication technologies to have simple and direct access to customers. In order to facilitate the development and introduction of these services, we expect that wireless communication providers will increasingly enter into alliances and other arrangements with providers of products, services and content.

  •
  Consolidation.  There may be further consolidation in the wireless communications industry generally as a result of:

  •
  the efforts of providers of wireless communication products and services to establish themselves on pan-European and global levels, especially in terms of network coverage;

  •
  heightened competition in wireless communications markets; and

  •
  the high costs of obtaining UMTS licenses and providing third generation products and services.

  •
  Migration to 2.5G and 3G.  Most of our businesses and competitors offer "second generation" products and services based on the GSM standard. GSM allows wireless communications operators to provide voice telephony, as well as some low speed data transmission services, such as short message services, or SMS. Third generation, or 3G, wireless products and services based on UMTS technology will allow faster and more efficient transmission of data and video, and will be rolled out as the technology matures. Prior to this, advanced products and services using GPRS technology, known as 2.5G, and increasing the speed and efficiency of GSM networks will be developed and made available. GPRS has two main benefits, which UMTS will further enhance: an always-on environment and higher data transmission speed. GPRS can transmit data at approximately 20 to 30 Kbits per second, compared to a maximum of only 9.6 Kbits per second using traditional GSM networks.

Market opportunities

        As a result of the trends in the wireless communications industry, we intend to exploit the following opportunities:

  •
  Voice traffic.  The potential of wireless voice traffic remains significant in Western Europe. We believe that as customers mature as users, they increasingly benefit from the utility and convenience of wirefree telephones, and their usage increases. Furthermore, we believe that continued substitution of fixed line communications and the increased availability of wirefree data services will also stimulate a further uplift in voice traffic, to the extent that wirefree communications become the communication method of first choice for customers.

  •
  New revenue sources.  We expect that new and recent technological developments, such as High Speed Circuit Switch Data, or HSCSD, GPRS and Bluetooth™ (a short-range, wireless initiative for connecting wireless devices to machines), and eventually UMTS will greatly expand the scope of services that wireless telecommunications providers can offer customers. At present, an average Orange customer uses three services on a regular basis; voice, answerphone and SMS text messaging. We expect that the number of services our customers will use on a regular basis will rise as customers become aware of a whole range of data-based or location-based services, and use them regularly. For example, the number of our customers using SMS, and their average usage, is increasing steadily. As applications for wireless phones, Personal Digital Assistants, and laptops are developed and gain customer acceptance, we believe that further revenue may be generated from customers accessing the Internet, e-mail accounts, fax servers, data storage facilities, company intranets and virtual private networks. We believe that this increase will have a positive effect on Average Revenue Per User (ARPU) in both the voice and data segments.

  •
  New market segments.  As the deployment of wireless networks and services continues to increase, we expect that corporate customers will have a greater propensity to use these new technologies in order to increase efficiency. Services such as remote access to corporate intranets enabling the replication of e-mail and diaries will enable businesses to improve their productivity and facilitate their internal and external communications.

Our strengths

        We believe that the expertise acquired in building our business, combined with the strengths listed below, serve to differentiate us from our competitors and will be essential to our objective of being one of the leading providers of mobile communications services in our markets. We believe that these competitive strengths, including our strong brand identity, highly effective marketing and the quality and capacity of our network, enable us to attract a loyal customer base generating high revenues per subscriber.

  •
  Strong brand identity.  The Orange brand remains one of our most significant assets. It is guided by a simple philosophy:

        Orange believes in the future. Orange makes a difference to people's lives by creating simple and innovative services that help people communicate and interact better.

        Since launching its services in the UK in 1994, Orange UK has made and continues to make considerable investment in the development of the Orange brand (the main elements of which are the word mark "ORANGE," the "Orange" logo, the color orange, and the slogan "the future's bright, the future's Orange") both in the UK and abroad through Orange S.A. This investment has resulted in an extensive portfolio of trademark applications and registrations which is complemented by a portfolio of domain names including orange.com, orange.net, orange.co.uk and orange.fr.

        We believe that the Orange brand promises of being straightforward, dynamic, honest, friendly and refreshing have successfully transferred into all of the markets in which the Orange brand currently operates and will help it become one of the most powerful brand names in the European wireless communications market. The Orange brand articulates and expresses the philosophy, guiding principles and "spirit" of Orange throughout the international operations of Orange S.A., our parent company. Before an operating company is rebranded "Orange" by Orange S.A., it must meet required standards in terms of network performance and in terms of quality of product and service offered. In 2002, Orange S.A.'s operations in Romania, Slovakia, Ivory Coast and Cameroon were all re-branded Orange. Orange S.A.'s operations in The Netherlands and Botswana were rebranded Orange in March 2003 and its operation in Madagascar was rebranded Orange in June 2003. Thirteen of Orange S.A.'s fifteen controlled operations now operate under the Orange brand. Orange S.A. plans to introduce the Orange brand in all of its controlled operations.

  •
  High quality network.  Our goal is to have the best network in the UK. We have designed and built a GSM network that provides high quality service and extensive coverage. We have made, and will continue to make, the necessary investments in our network to ensure that our goal is achieved. We have over 10,000 sites in the UK making us one of the largest in this market and allowing us to establish the standards of quality for the Orange S.A. group.

  •
  Focused customer care.  We believe that everything we do must be guided by our customers. Our core operations in the UK have historically provided high levels of customer care directly to our customers. Orange UK employs information technology systems to ensure that their customer care consultants can better respond to the needs of their customers. We believe that Orange UK's attention to customer care has been a major factor in achieving high levels of customer satisfaction, resulting in low churn rates. We believe that customer loyalty is one of the more important factors affecting value creation.

  •
  Strategic presence.  Orange S.A., our parent company is one of the largest wireless operators in the world, with operations in 20 countries, and a total of approximately 44.4 million customers in its controlled operations at December 31, 2002. Orange S.A. is the leading network operator in terms of active subscribers in the UK and France, its two main markets. Orange S.A. also has an additional 7 controlled operations in Europe. With this strong existing wireless footprint, Orange S.A. believes that it is well positioned to provide consistent services and extensive pan-European coverage under a single brand. We believe being a part of the Orange S.A. group will allow us to generate roaming cost savings by retaining roaming traffic on Orange S.A.'s networks and to improve the quality of service to our customers.

  •
  Relationships with Orange S.A. and France Telecom.  We intend to take full advantage of the opportunities arising from our relationships with Orange S.A. and France Telecom. In particular, we aim to take advantage of France Telecom and Orange S.A.'s expertise in research and innovations to develop more innovative products and services. We believe that we will benefit from existing relationships with France Telecom-affiliated companies such as Wanadoo which, operating under the name "Freeserve" in the UK, is one of the leading Internet service providers in the UK, and Equant, a recognized industry leader in global data and IP network and integration services.

  •
  Innovation.  Since launch we have consistently been a leader in the implementation of innovative services, marketing plans and pricing strategies. We were the first UK operator to offer per second billing, the Talk Plan concept of bundling airtime usage within monthly access charges, group Talk Plans, a Network Performance Promise, which credits up to one minute of talktime to any contract customer if we lose a call on our network, and an Orange Value Promise, which replicates our competitors' popular digital tariffs for customers who believe these will better suit their needs. Another initiative which we were the first to launch in the UK was "Your Plan," an all inclusive package that allows customers to build their own service plan, choosing inclusive minutes of talk time, text messaging, a photo-messaging bundle.

Strategies

        Our principal objective is to be the leading mobile services operator in the UK. This objective is in line with the plan announced by Orange S.A. in 2002, which covers the 2003 to 2005 period and aims to generate an additional €5 to 7 billion of net cash provided by operating activities less net cash used in investing activities, approximately 10% to 18% of which will come from us as a wholly owned subsidiary of Orange S.A.. This plan provides for the implementation of a variety of measures consistent with the Orange vision and philosophy, yet is mindful of current market conditions.

        Over the past year, we have introduced more stringent financial targets and more rigorous objectives relating to capital expenditures and planned operating expenditures. Accordingly, we reduced headcount and operating cost margins in the UK, and have deferred much of our expenditure on 3G technology. For further information see "Item 5 Operating and Financial Review and Prospects", placing greater emphasis on the use of 2.5G technologies such as GPRS. Our strategy will be commensurate with the relative position and potential of any given market, subject to strict levels of financial control and discipline, and consistent with our vision and future growth potential. In line with this objective, our principal strategic initiatives include the following:

  •
  Increase voice revenue.  Today, revenues from voice traffic comprise most of our turnover, while revenues from data traffic derive mostly from SMS. For further information see "Item 5 Operating and Financial Review and Prospects—Operating Results". We believe that revenues from voice traffic will remain the key revenue generator for the foreseeable future and will continue to grow in absolute terms. We believe that we can increase our revenues from voice traffic and associated services by marketing innovative and value added products and services in order to encourage usage, provide cost-effective billing, and encourage migration from fixed line networks. Roaming revenues represent another important element of turnover. Through the implementation of a seamless pan-European roaming program across Orange S.A. and its subsidiaries, we hope to further increase roaming revenues.

  •
  Develop and promote multimedia services.  We intend to market a comprehensive suite of communications-based products and services that allow our customers to manage more easily daily aspects of their daily lives. For example, in 2002 Orange UK successfully launched photo messaging, wireless e-mail, web browsing and other wireless services to assist customers in managing data such as address books and diaries. We believe that such services will enable us to increase our revenues and customers' loyalty and help us become a leading player in the data transmission market. We will continue our current customer relationship management efforts and deploy new techniques to ensure that the multimedia services offered are easy to use. We will focus on four principal areas: communications and messaging, information and location-based services, entertainment, and transactions and business solutions. These services will allow our customers to manage, among other things:

  •
  calls and messages through a single interface;

  •
  information on demand services, such as news alerts and financial information;

  •
  location-based services, such as traffic news and "where's my nearest...?";

  •
  entertainment-related content and games;

  •
  email received alerts and voice reading over the phone; and

  •
  mobile payments and transactions.

  •
  Exploit opportunities for growth in the corporate sector.  We intend to be the wirefree services provider of choice for the corporate sector. Utilizing existing GSM and eventually UMTS networks, we aim to provide business clients with an offering of straightforward, intuitive communication-based services allowing, for example, remote access to their corporate intranets for e-mail and diary replication. We have also created in the UK, Orange Business Solutions, enabling us to ensure the development and securing of the potential revenue available in the business market. We believe that our ability to provide high quality customer care, our strategic presence and our existing relationships with other companies of the France Telecom and Orange S.A. group will enable us to exploit the growth opportunities in this sector.

Operations

United Kingdom

        The number of wireless communications users in the United Kingdom has grown approximately 22% in two years from approximately 40.1 million customers at December 31, 2000 to approximately 48.9 million customers at December 31, 2002, representing approximately 82% of the population. As at December 31, 2002, the United Kingdom was Western Europe's third largest wireless communications market, based on number of users, behind Germany and Italy. The wireless communications market in the United Kingdom grew by approximately 8% during 2002 even as market penetration rates have stabilized in the United Kingdom.

        At December 31, 2002, Orange UK had approximately 13.3 million active customers and an estimated market share of approximately 27.2% of active customers in the United Kingdom. A GSM license was awarded to Orange UK for a term of 25 years from July 25, 1995, expiring in July 2020.

        The table below presents the principal characteristics of the mobile telecommunications market in the United Kingdom and the activities of Orange UK.

	December 31,
	2002	2001	2000
Total market penetration in the United Kingdom (%)(1)	82.0	79.0	68.0
Wireless customers in the United Kingdom (millions)(1)	48.9	44.6	40.1
Contract (millions)	15.9	13.8	12.7
Prepaid (millions)	33.0	30.9	27.4
Orange UK active customers (millions)(1)	13.3	12.4	9.8
Contract (millions)	4.2	3.8	3.1
Prepaid (millions)	9.1	8.6	6.7
Market share of Orange UK (%)	27.2	27.7	25.0
Network coverage of Orange UK (% of population)(1)	99.4	99.0	99.0

(1)
Based on the Company's estimates.

Service plans

        Orange UK offers two types of service plans for personal customers and a service plan targeted at businesses.

        Pay monthly plans.    In September 2002 Orange UK launched "Your Plan," an all inclusive package that allows customers to build their own service plan, choosing inclusive minutes of talk time, text messaging, a photo-messaging bundle, and the Orange Access Pack which offers multimedia services such as news updates, games, and sports information. Customers receive a specified amount of talk time for a fixed monthly charge, which can be used to make calls to other operators' networks as well as for Orange to Orange calls, fixed line calls and calls to the Orange Answer Phone. There are no peak or off-peak rates and customers pay an additional set price for any excess talk time used. They may also rollover any unused minutes for use in the following month.

        With the "Talkshare Plan," customers can share their talk time and services with multiple users and receive one bill. For an extra monthly charge customers can also receive additional off-peak minutes and discounted text and photo messages.

        Orange UK believes that it offers the best value for money in the United Kingdom and subsequently developed the "Orange Value Promise." This promise provides that if an Orange UK customer or potential Orange UK customer believes that a digital package available from another UK network operator would better suit them than any of the Orange UK service plans, Orange UK undertakes to provide them with the equivalent on the Orange UK network. Orange UK then bills that customer in substantially the same way as does the competitor.

        Customers that subscribe for Orange UK pay monthly service plans and "Orange Value Promise" service plans may normally terminate their service plan by providing one month's prior written notice, subject to a minimum initial period, which is typically 12 months.

        Pay monthly plans for businesses.    Orange UK offers a full range of targeted flexible voice and data plans. The plans were launched under the name "Your Plan for Business" and include a new tariff based on usage which rewards customers based on each employee's usage and the number of Orange terminals held per business, as well as tariffs with from 2,000 to 10,000 inclusive minutes per month. In addition, a new tariff for company user groups was launched. Existing tariffs for national data, international and roaming voice and data services, and telemetry complete the range. For smaller businesses, Orange UK offers voice and data plans from either the "Your Plan" or the "Your Plan for Business" ranges.

        Pay as you go plans.    Orange "Pay as you go" allows customers to purchase a handset and buy talk time when and as they need it. Orange currently offers its pay as you go service without a fixed service charge; talk time vouchers do not have expiry dates and customers do not enter into a minimum term contract for their service.

        Orange UK now has three "Pay as you go" service plans, offering flexibility and choice. "Choose your own off peak," offers customers competitively priced peak and off-peak rates and the opportunity to choose their own off-peak time band. "Talk and save," launched in 2001, is a sliding scale tariff designed for high users who prefer to pay as they go. "Fixed rates all day," a new service plan launched in November 2002, is a flat rate tariff for people who want total clarity on their call charges. There are no minimum term contracts for any of the "Pay as you go" service plans.

Service features

        Orange UK offers a number of additional service features designed to enhance the satisfaction of existing customers and to attract potential customers. There are three general types of additional service features for pay monthly customers:

  •
  services generally provided at no additional charge, such as itemized billing;

  •
  services that are provided at no additional charge, but generate usage charges, such as "Orange Answer Phone," which is Orange UK's voice messaging service; conference calling facilities; Orange Messaging, which permits callers to send SMS and picture messages; and "AnswerFax," which allows users to receive faxes remotely; and

  •
  services that are provided at an additional charge and also generate usage charges, such as a "Line Two" service which adds a second telephone number on the same handset.

        Orange UK also offers its pay monthly customers a "Network Performance Promise." If the Orange UK network drops a call, and this number is re-dialed within five minutes, the customer is credited with up to one minute of free talk time. In addition, Orange UK offers a 14-day money-back guarantee period.

Network

        Orange UK's network is one of the largest digital networks in the United Kingdom and, based on its own estimates, provides coverage to approximately 99.4% of the population. On September 1, 2000, Orange 3G Limited, a wholly owned subsidiary of Orange UK, was awarded, for approximately €6.3 billion (£4.1 billion), one of the five UMTS licenses in the United Kingdom for a duration of 20 years. This license was for a 2 × 10MHz spectrum and a 1 × 5MHz spectrum. For operational reasons, the license has been revoked and reissued to Orange UK. Pursuant to the license, Orange UK should be able, among other things, to provide telecommunications services to at least 80% of the population of the United Kingdom by December 2007. The UMTS license may be revoked following a material breach of one of its terms. If a UMTS license is revoked, modified or surrendered, no reimbursement will be made except in exceptional circumstances.

        We continue to believe that there are significant opportunities to capitalize on our high quality UK network to further enhance network coverage, quality and capacity. To date we have invested approximately £3,377m (€5,192 million) in the expansion of our UK network. At December 31, 2002 our UK network had over 10,000 base stations.

        The "first generation" of wireless communications, based on analog technology, provided simple voice telephony. The "second generation" of wireless communications, based on the digital Global System for Mobiles communications standard, or GSM, provides additional data facilities ranging from short messaging services to narrow band data. This is sufficient for the data services currently offered by the network operators, and basic video and multimedia applications.

        "Third generation" wireless communications, which are expected to offer full interactive multimedia capabilities at data rates of up to 384 kilobits per second, are expected to bring wireless networks significantly closer to the capabilities of fixed line networks. Improvements in coding and data compression technology will provide better speech quality and more reliable data transmission. Universal Mobile Telecommunications System, or UMTS, is the standard adopted in Europe for implementation of third generation wireless telecommunications.

        Before the launch of UMTS, wireless data services will be made possible by the rollout of technological developments that will increase the speed and efficiency of existing GSM networks. HSCSD and GPRS collectively known as "2.5G," create an evolutionary path to "3G" UMTS services. These technologies further enable multimedia and other data services before third generation services are introduced.

        Ultimately, the range of services offered over third generation networks will be determined by the needs of consumers over time. However, we anticipate that key new product offerings will be facilitated as a result of greater capacity and enhanced network capability.

        Due to the rapid growth of the wireless and Internet markets, the technologies underlying the two markets are converging as opportunities arise to exploit technology from one market in the other. Convergence is taking place between voice and data transmission. With the rapid growth of data communications compared to voice traffic, conventional voice telecommunications networks are evolving to high speed data networks based on Internet Protocol technology. While convergence creates new opportunities for network operators and service providers, new challenges must also be addressed, such as redefining tariff structures, developing new network and systems management capabilities and expanding customer services.

Customer service

        Orange UK has focused its customer service activities on building direct relationships with customers and on offering a wide range of direct customer services. Orange UK's customer service representatives have access to customer registration, billing and handset provisioning systems, coverage maps and customer management facilities through its information technology systems. These systems also provide data to management and marketing personnel who monitor customer satisfaction, identify trends in calling patterns, target network expansion and support sales and marketing functions.

        The sixth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study published on June 2, 2003 (www.jdpower.com) showed that, as in the fifth study published on May 22, 2002, Orange UK ranks as the number one telephone service for customer satisfaction in the contract sector. Orange has ranked number one for customer satisfaction for both contract and prepay customers in every other J.D. Power and Associates UK Mobile Customer Satisfaction Study since they began in 1998. The 2003 J.D. Power and Associates UK Mobile Customer Satisfaction Study is based on detailed interviews held with a cross section of the UK mobile market between February and March 2003.

        In addition, at the Mobile Choice Consumer Awards in September 2002, Orange UK was voted the Best Mobile Network by the readers of Mobile Choice. Over 90% of those surveyed were more than satisfied with the coverage, reliability, customer service and tariffs provided by Orange UK. In October 2002 Orange UK was also the Winner of the Best Brand in technology and telecommunication at the Marketing Week Effectiveness Awards.

Innovations

        Orange UK has consistently sought to develop and market innovative products and services. Orange UK was the first United Kingdom operator to offer the following innovations to its customers:

  •
  per second billing;

  •
  the Talk Plan concept of bundling airtime usage within monthly access charges;

  •
  group talk plans;

  •
  the launch of the Windows® powered SPV phone;

  •
  rollover minutes from one month to the next for Talk Plan customers;

  •
  the Network Performance Promise;

  •
  the Orange Value Promise;

  •
  the "Your Plan" and "Your Plan for Business" simple tariff propositions for personal and business customers;

  •
  simple fixed-rate roaming tariffs;

  •
  real-time information services covering all national train operators; and

  •
  flexible off-peak times that allow Orange UK customers to choose an off-peak timeband to suit their needs.

Orange UK Multimedia

        In August 2002, Orange UK launched a new multimedia mobile portal and a range of services optimized for color handsets including the Windows® powered SPV. Orange UK transformed its charging approach for consumer data services by introducing flat monthly fees for unlimited WAP access over CSD (Circuit Switched Data) and GPRS. Orange UK customers can now use and enjoy a large range of content and services, including:

  •
  news, sport, games, ring tones, pictures, entertainment, cinema, traffic, horoscopes, weather and travel services;

  •
  the ability to personalize news that's important to them, such as real-time updates on their favorite football team, band or celebrity, and to be alerted by SMS the instant it breaks;

  •
  advance booking for the cinema via WAP;

  •
  mobile shopping services for goods such as CDs, DVDs, books, flowers and chocolates using SMS and WAP;

  •
  personal e-mail, diary and alerts—customers can receive an SMS on their handset as a reminder of dates and events that are important to them, such as meetings and birthdays;

  •
  video clips and MMS alerts of news and events ranging from sport, business and music to celebrity gossip and Ananova "quirkies," which are original and funny stories featured on the Ananova website; and

  •
  the ability for customers to manage their Orange UK account online. Customers can check how many inclusive minutes are remaining, view their bills for the last three months and change their service plans.

        At December 31, 2002, there were approximately 1.1 million active users of the new multimedia mobile portal, and an additional 800,000 customers using Orange branded interactive text products.

Orange Business Solutions

        At the beginning of 2002, Orange UK launched Orange Business Solutions as a fully integrated business unit dedicated to meeting the wirefree needs of medium sized businesses, companies and public sector organizations. Orange Business Solutions is responsible for full end-to-end management of its customers and employs a Customer Development team of approximately 230 people and a dedicated Customer Service team of over 500 people. Orange Business Solutions is committed to further developing the business market and extending its sales reach through its direct sales and account management and by working with a range of partners.

        Orange Business Solutions offers an extensive portfolio of business specific products and services including a flexible range of voice options, Orange Business Text Messaging, Wirefree email and a series of other innovative Wirefree services. Orange Business Solutions has also launched Machine-to-Machine services, the Orange Sales Accelerator and Orange Service Accelerator, which allow businesses to remotely access their sales support and service management system. The activities of Orange Business Solutions and the dedicated small business team enable Orange to increase the value of its brand in the market.

Marketing

        Market research commissioned by Orange UK and completed in February 2003, showed that Orange continues to be the first choice for personal customers when they are considering buying a mobile phone. In addition, Orange UK is increasingly becoming a first choice for business customers. The research indicated that Orange continues to be favorably perceived by consumers and is strongly associated with being a name that people can trust. The Orange brand was associated with being helpful, friendly, and providing fair and reasonable prices. Since its launch Orange has always been seen as having very distinctive advertising, a trend which continues. In the business market the market research commissioned by Orange indicated that the Orange brand is associated with offering fair and reasonable prices, leading the way with new ideas and being helpful and friendly. Orange research also showed that Orange has the highest levels of advertising awareness in the market.

        Orange UK's main marketing objectives are:

  •
  to continue improving credibility in the business market;

  •
  to refresh the brand in the personal market through the delivery of strong and differentiated consumer propositions supported by dynamic marketing delivery;

  •
  to stimulate customer usage through the delivery of compelling, relevant and simple to use data propositions and tariff packages; and

  •
  to educate customers of the breadth and application of existing products and services matched with promotional incentives to encourage trial and adoption.

Sales and distribution

        Orange UK sells its products and services in the United Kingdom through a wide range of distribution channels.

  •
  During 2002, Orange UK registered approximately 8% of its gross connections through general retailers.

  •
  Approximately 5,400 specialized distributors and retailers offer Orange service plans and sell Orange Pay as you go vouchers. During 2002, these outlets accounted for over 2.4 million new Orange UK gross connections, and approximately 67% of Orange UK's gross connections.

  •
  Orange UK distributes Orange products and services through its retail stores that sell its services exclusively. During 2002, Orange UK's retail stores accounted for approximately 600,000 new Orange UK gross connections, or approximately 18% of Orange UK's gross connections. In 2002, the number of Orange retail stores increased from 200 to 245.

  •
  Orange UK's Business Solutions sales team accounted for approximately 200,000 Orange UK gross connections, approximately 6% of Orange UK's gross connections.

  •
  Individuals are able to subscribe for Orange UK products and services and buy accessories through the Orange UK website and through telesales operations, which account for approximately 2% of Orange UK's gross connections.

Roaming

        Roaming allows wireless customers while abroad to make and receive calls while in the coverage area of a network of which they are not customers and to be billed for such service by their home network. Wireless customers who are roaming can expect to enjoy substantially the same services, features and security while traveling as they do within their home network.

        Our roaming services were created entirely within the framework of the GSM technical standard and the policies and procedures of the GSM Association. A bilateral relationship is created between two GSM operators by signing a roaming agreement based upon the GSM Association's standard agreement, amended as appropriate for particular circumstances. Generally, these agreements are for an unlimited period, each party being able to terminate the agreement on serving notice. At present, roaming agreements are generally concluded between one or more network operators in different countries, although they can also be negotiated between operators in the same country. After technical and billing tests are successfully concluded, the connection is opened commercially and each party's customers may use the other party's network. Our and Orange S.A.'s roaming policies are set in accordance with local market conditions by the individual operating companies. Customer roaming charges reflect the wholesale charges between operators and the pricing policy applied by each operator for its customers.

        Orange UK offers a simple fixed-rate roaming tariff based on five different regions of the world. Orange UK contract customers, who meet certain credit requirements, can roam in more than 125 countries pursuant to the roaming agreements that Orange UK has concluded with approximately 280 different network operators. The coverage for Orange UK's pre-paid customers is less widespread due to the slower industry rollout of prepay roaming solutions. However, the majority of demand is concentrated in a smaller number of countries. Where this demand is not met, an aggressive rollout plan is being implemented to add major uncovered countries.

        We intend to take advantage of Orange S.A.'s footprint to reduce roaming charges. The objective is to allow our customers to use the products and services of each of Orange S.A.'s international subsidiaries in each market in which they operate without using the networks of other operators.

Handsets

        Orange UK offers a range of different handsets supplied by a number of manufacturers, including Sony Ericsson, Motorola, Nokia, Samsung, Philips and Siemens, together with a new entrant, HTC, the device manufacturer of the Windows® powered SPV. Orange UK offers a wide product range running from entry-level to feature-rich products in order to meet the needs of the customers in terms of price, ease of use, enjoyment and functionality. Orange UK offers high-speed GPRS handsets and intends to offer handsets adapted to wireless communication with other appliances such as computers, cameras and personal organizers. In the UK, mobile operators and service providers generally offer handsets to subscribers at less than their cost to the operators.

Network equipment

        We use standard equipment which is available from a number of suppliers. Most of the equipment for the GSM network is purchased from Nokia and Ericsson.

        For future UMTS services Orange S.A., our parent, has framework agreements with Alcatel, Ericsson and Nokia available until the end of 2003. These agreements are currently being renegotiated.

Technology

        Orange UK depends upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service, marketing and management functions.

        We believe that the information technology systems that Orange UK has developed and integrated into its network have been an important factor in the Orange UK achievements since its launch in 1994. As the Orange UK customer base has grown, we have devoted significant resources to the development and expansion of information technology systems and the adoption and implementation of new systems.

        To enable customer queries to be addressed at the first point of contact, customer service representatives have access to a wide range of information technology systems, including registration, billing and handset provisioning systems, coverage maps and customer management facilities. The systems also provide data to management and marketing personnel who monitor customer satisfaction, identify trends in calling patterns, target network expansion and support sales and marketing functions.

        Our principal systems have been developed in-house and use Informix and Oracle relational database management software operating on industry standard hardware platforms.

Competition

        Orange UK's principal competitors in the United Kingdom are the three other existing operators of wireless communications networks, Vodafone, O2 (wholly owned by mmO2) and T-Mobile (wholly owned by Deutsche Telekom). All of them commenced their operations before Orange UK. At December 31, 2002, Vodafone, O2 and T-Mobile accounted for approximately 25.4%, 24.3% and 18.2%, respectively, of all wireless customers in the United Kingdom, while Orange UK estimates it had approximately 27.2% of all wireless customers. In addition to the current mobile network operators in the United Kingdom, Orange UK will face competition from the new UMTS entrant, Hutchison 3G UK Ltd, which is marketing services under the brand name "3." Hutchison 3G UK Ltd is owned by a consortium that is majority-controlled by Hutchison Whampoa and also includes NTT DoCoMo and KPN Mobile as shareholders.

        In November 1999, a joint venture between the Virgin group and Deutsche Telekom became the first virtual wireless network operator in the United Kingdom when it launched its service, purchasing airtime from One2One (currently T-Mobile). Its market share was approximately 4.9% at December 31, 2002.

        To the extent that wireless devices are substituted for fixed line telephones in the United Kingdom, Orange UK competes also with providers of fixed line telecommunications services, including British Telecom, and operators of cable telephony systems.

International operations

        In 2002 and 2003, Orange S.A. initiated changes in its internal organizational structure in order to improve its operating efficiency in relation to three main areas, mass market services, business services and technical development. As part of this strategic review, Orange S.A. began a reorganization project to align its corporate structure with its operating structure, which is currently being effected by bringing Orange S.A.'s international operations outside of France and the UK, including its operations in the United States and Germany and its interests in Austria and Switzerland, under a single management organization. In connection with this reorganization project, Orange S.A.'s operations outside of France and the UK were regrouped under a UK holding company, Orange Global Limited, a wholly owned subsidiary of Orange S.A., in March 2003. For further information please see "Item 7B. Related Party Transactions."

        The following is a description of our international operations as of December 31, 2002.

Connect Austria (Austria)

        In 1997, the Connect Austria consortium was awarded the third Austrian wireless license. Other members of the consortium include the German conglomerate E.On, the Norwegian wireless telecommunications operator Telenor, and TeleDanmark. On March 13, 2003 our 17.45% interest in Connect Austria was sold to Orange Global Limited, a wholly owned subsidiary of Orange S.A. For further information please see "Item 7B. Related Party Transactions."

        Connect Austria launched its digital GSM1800 service on October 26, 1998 under the brand name "ONE". At December 31, 2002, Connect Austria covered, according to its own estimates, 98% of the Austrian population. At December 31, 2002, Connect Austria had 1.3 million active mobile customers and a total market share of 20.1% compared to 45.1% for Mobilkom Austria, 30.3% for T-Mobile and 4.5% for Telering. At December 31, 2002, there were approximately 6.7 million wireless customers in Austria, with a penetration rate of approximately 82.2%.

        On November 3, 2000, Connect Austria was awarded, for €120 million, a UMTS license for a period of 20 years. This license covers a 2 × 5MHz spectrum. Five other licenses were also awarded using an auction procedure. The terms and conditions of the license provide that Connect Austria should be able to cover 25% of the population before the end of 2003. Connect Austria may have to pay a fine if this level of coverage of the population is not met. The fine is calculated on the basis of the amount of coverage actually achieved but is limited to €20 million.

Switzerland

        Orange Communications SA, which was formed in January 1998 and awarded its GSM1800 license in May 1998, provides wireless services in Switzerland. At December 31, 2002, Orange Communications SA estimated that its GSM network covered over 97.8% of Switzerland's population and had a market share of 17% with 963,000 active customers. On March 13, 2003 our 50% interest in Orange Communications SA was sold to Orange Global Limited, a wholly owned subsidiary of Orange S.A. For further information please see "Item 7B. Related Party Transactions." Orange S.A. has a total interest of 100% of the share capital and voting rights of Orange Communications SA.

        The following table shows the main characteristics of the mobile telecommunications market in Switzerland and the business activities of Orange Communications SA.

	December 31,
	2002	2001	2000
Total market penetration in Switzerland (%)(1)	78.9	73.3	63.0
Wireless customers in Switzerland (millions)(1)	5.7	5.4	4.7
Orange Communications SA active customers (millions)(2)	0.96	0.9	0.8
Market share of Orange Communications SA (%)(1)	17.0	17.1	17.0
Orange Communications SA's Network coverage (% of population)(2)	97.8	97.0	95.0

(1)
Information provided by Mobile Communications.
(2)
Based on Orange Communications SA's estimates.

        The market penetration rate has stabilized in Switzerland at approximately 78.9% as at December 31, 2002. Orange Communications SA was the third wireless communications provider to launch in Switzerland and at December 31, 2002 was third in terms of market share.

        Orange Communications SA successfully launched operations in June 1999 under the Orange brand. According to research carried out by NFO-Incom concluded on January 31, 2002, the Orange brand had a spontaneous recognition rate of 92% in Switzerland. In 2002 Orange Communications SA was awarded the Dialogmarketing Award for one of its business marketing campaigns. In addition the "Greenland" marketing campaign was among the finalists at the International Advertising Cannes Festival (Cannes Lions) in June 2002.

        Orange Communications SA introduced WAP services in June 2000, Orange Fast Data (HSCSD) in August 2000 and its mobile Internet portal in November 2000. In 2001, Orange Communications SA introduced specific tariffs for high SMS users and the first family tariff plan in Switzerland. Orange Communications SA launched its MMS services on October 24, 2002 and the Windows® powered SPV phone in November 2002.

        On December 6, 2000 Orange Communications SA was awarded, for 55 million Swiss francs, or approximately €35 million, a UMTS license for a duration of 15 years. This license was for 2 × 15MHz spectrums. Three other licenses were also awarded to Swisscom Mobile AG, TDC Schweiz AG and 3G Mobile AG. The terms and conditions of the license provide that Orange Communications SA should, among other things, reach a coverage of 50% of the population by the end of 2004. The license may be withdrawn if the licensee fails to meet its obligations. Fines may be imposed in an amount up to three times the amount that the licensee has gained by its failure to comply, or if that gain cannot be calculated, up to 10% of the revenues for the financial year prior to the awarding of the license.

        Orange Communications SA had approximately 1,600 full-time equivalent employees at December 31, 2002.

        In line with Orange S.A.'s plan to further accelerate cash and profit generation, Orange Communications SA is restructuring its operations to reduce its headcount, operating costs and expenditures.

        Orange Communications SA acquired 100% of VIAG EuroPlatform AG on July 29, 2002 which was renamed Orange (Liechtenstein) AG on April 10, 2003. Orange (Liechtenstein) AG owns a license to operate a GSM1800 network in Liechtenstein and operates under the brand name of Look. Market penetration in Liechtenstein is approximately 67.5%. Orange (Liechtenstein) AG's GSM enables roaming synergies with Orange Communications SA. Orange (Liechtenstein) AG also holds a UMTS license in Liechtenstein.

        Orange (Liechtenstein) AG had 144 customers and approximately five full-time equivalent employees at December 31, 2002.

        Orange Communications SA competes with other wireless network operators in Switzerland, including Swisscom Mobile, which is owned by Swisscom and Vodafone, and Sunrise, controlled by TeleDanmark. At December 31, 2002, Orange Communications SA's market share in Switzerland was approximately 17%, compared to approximately 63% for Swisscom Mobile and 20% for Sunrise.

Belgium

        Approval from the European Commission of France Telecom's acquisition and subsequent transfer of Orange plc into the Orange S.A. group was contingent on France Telecom divesting our 50% interest in KPN Orange. On December 14, 2000 we, along with France Telecom, announced that an agreement had been reached with KPN Mobile, our partner in KPN Orange, to sell our 50% interest to KPN Mobile. On February 7, 2001 the sale was completed pursuant to the agreement of December 14, 2000. KPN Orange operated under the Orange brand and retained the right to use the Orange brand in Belgium until October 1, 2002. In the spring of 2002, KPN Orange was rebranded as BASE.

Hutchison Telecommunications (Germany) GmbH

        Hutchison Telecommunications GmbH, or HT Germany, resells services of all three of the digital cellular telephone networks who offer their services via service providers in Germany through national retail stores, independent dealers and direct sales offices and outlets as well as indirect sales channels. On March 13, 2003 our 100% interest in HT Germany was sold to Orange Global Limited, a wholly owned subsidiary of Orange S.A. For further information please see "Item 7B. Related Party Transactions." On June 3, 2003, an agreement was entered into with The Phone House Deutschland GmbH for the sale of this 100% interest in HT Germany. This transaction remains contingent upon the satisfaction of certain conditions precedent contained therein, including the receipt of required regulatory and authority approval. At December 31, 2002 HT Germany had 710,515 subscribers.

Hutchison Telecommunications (France) S.A.

        Hutchison Telecommunications (France) S.A., or HT France, our wholly owned subsidiary, was a service provider in France reselling services on the GSM network operated by Société Française Radiotéléphone (SFR), distributing its services primarily through national retail stores.

        HT France entered into revised arrangements with France Telecom during 1998. However, as a result of our acquisition by Mannesmann, France Telecom terminated these arrangements, with effect from March 31, 2000. HT France continued to manage subscribers for France Telecom until September 2000. Following a strategic review of the business, HT France was transferred to

OrangeServices (formerly France Telecom Mobile Services) and subsequently dissolved by legal merger on May 23, 2001.

Other activities

        On March 13, 2003 our 100% interest in Wildfire Communications Inc. was sold to Orange Global Limited, a wholly owned subsidiary of Orange S.A. For further information please see "Item 7B. Related Party Transactions." Wildfire Communications Inc. is a pioneer in the field of voice recognition technology. We purchased Wildfire in April 2000 for €148 million (US$142 million) paid immediately and €10 million (US$10 million) paid subsequently. Wildfire Communications Inc. develops and markets Wildfire, a voice activated digital personal assistant, as an enhanced service offered to subscribers by public telephone network carriers and to personnel by companies. By responding to voice commands, Wildfire can take messages, place calls and store information. Wildfire becomes familiar with users' personal requirements the more they use it and will also sort and prioritize incoming messages, allowing users to listen to messages and return calls without having to be connected or redial.

        Our parent, Orange S.A., has announced its intention to reorganize the business of Wildfire, which is primarily located in Massachusetts, USA, to become profitable as soon as possible. This is likely to result in a reduction of headcount in Wildfire.

Licensing agreements

        The Orange brand was first launched in the UK in 1994, and since then has been licensed to members of the Orange S.A. Group in Botswana, Denmark, the Dominican Republic, France, Madagascar, The Netherlands, Romania, Slovakia, Switzerland, Cameroon, and the Ivory Coast for a period of 10 years and in Thailand for a period of 20 years. The trademark license was granted to Orange France on December 17, 2001 and expires on December 17, 2011. Under these brand license agreements, we assist the licensees in developing the brand in local markets by way of access to material and support services. The license agreements provide that the intellectual property rights to the brand are retained by Orange PCS which receives a percentage of the licensees' revenue. The licensee in Thailand paid a one time initial fee and is paying an additional fixed fee over ten years. The other licensees are charged a percentage of their revenue. The brand licensing agreement with Orange S.A.'s operation in Madagascar is scheduled to be executed on June 25, 2003.

        Additionally, prior to our acquisition by France Telecom the Orange brand has been licensed to various companies in the Hutchison group (a previous majority shareholder of Orange plc) for their operations in Australia, Hong Kong and India and to Partner Communications for its operations in Israel. These licenses are exclusive and royalty-free. They are of indefinite duration, though, with the exception of the agreement pertaining to Australia, which expires in 2013. However, all of these agreements may be terminated for various reasons, including misuse of the brand or in the event of a change in control. A brand license agreement, which terminated in October 2002, was also entered into with KPN for its operations in Belgium (KPN Orange).

Seasonality

        Generally, the number of subscriber connections to mobile telephone networks in the UK and other markets where we are present has been greater during the second half of the calendar year than during the first half, primarily due to increased sales during the Christmas season. Therefore, our revenues from equipment sales and connection charges, and the aggregate cost of subscriber equipment and dealer commissions, have been greater during the second half of the calendar year than during the first half. However, it is difficult to predict the seasonality of subscriber connections in the future.

Mobile telephony regulation

EU regulation

        Legislative measures adopted by the EU in the telecommunications sector are applicable in each of the Member States of the European Union, either with immediate effect in the case of Regulations or in the case of EU directives after the Member States have adopted national implementing legislation. The national regulatory regimes of each Member State accordingly reflect in large part the EU framework.

        On June 28, 1990, the European Commission adopted two directives (No. 90/387 and No. 90/388) which launched the process of liberalization of the European telecommunications market. Directive No. 90/387 lays down the conditions for access and use of the public telecommunications networks within and between the Member States, the open network provision, and relates to the harmonization of technical interfaces, conditions of utilization and billing principles in order to guarantee access to the telecommunications networks and services which is objective, transparent and non-discriminatory. Directive No. 90/388 relates to the liberalization of certain telecommunications services. These two directives have been progressively supplemented and extended resulting on January 1, 1998 in the liberalization and introduction of competition in the provision of all types of telecommunications services across the EU, subject to derogations granted to certain Member States (Greece, Ireland, Portugal, Luxembourg and Spain). Thus, directive No. 90/388 was amended by directive No. 96/2 of January 16, 1996 in order to free up wireless telecommunications services prior to January 1, 1998.

        On April 10, 1997, the European Parliament and the Council adopted directive No. 97/13, which provides a framework for the attribution of general authorizations or individual licenses to network operators and telecommunications services providers on the basis of a system which is objective, transparent, and non-discriminatory. This directive provides that the number of licenses which can be awarded to mobile network operators may be limited due to the scarcity of available frequency spectrum.

        On June 30, 1997, the European Parliament and the Council adopted directive No. 97/33 relating to interconnection which aims to ensure a universal service and interoperability by application of principles for provision of an open network. This directive provides for a "right" to interconnection and therefore imposes an obligation on network operators and service providers to negotiate interconnection with each other.

        Certain mobile or fixed line network operators who have been designated by the national regulatory authorities as having significant market power, or "SMP," must offer interconnection to other operators on a non-discriminatory basis when presented with a "reasonable" request. Operators are presumed to have significant market power in one of the national telecommunications markets defined by the ONP interconnect directive when they have a share of more than 25% in such market. National regulatory authorities may, however, determine that an operator with a market share of less than 25% in the relevant market has SMP, or that an operator with a market share of more than 25% does not. In both cases, the decision takes into account the operator's capacity to influence market conditions, its turnover compared to the size of the market, the control it has over means of access for the end user, facilities of access to financial resources, and its experience in the provision of products and services on this market.

        Operators designated as having SMP in their domestic interconnection market (in other words the fixed line and wireless interconnection markets taken together) must:

  •
  impose interconnection charges based on transparency and cost oriented principles. The burden of proof that charges are determined on the basis of actual costs, including a reasonable rate of return on investment, is on the SMP designated operator that is providing interconnection;

  •
  publish a reference interconnection offer which includes a description of interconnection offers, including tariffs. Several different tariffs and terms and conditions for interconnection can be fixed for various categories of operators when these differences can be justified objectively because of the type of interconnection provided or the conditions under which the relevant national license was granted. The regulator ensures that these differences do not distort competition. It can impose modification of the reference interconnection offer when necessary. Directive No. 98/10 of February 26, 1998 relating to the application of open network provision to voice telephony imposes certain obligations with respect to interconnection on fixed line voice telephony operators designated as having SMP in their market. These obligations do not apply to wireless operators.

        The European Commission has undertaken a wide-ranging review of the European telecommunications regulatory regime. On February 14, 2002, the European Community adopted four directives which will replace the existing EU telecommunications harmonization directives. The stated intention for the changes is to provide an updated flexible regulatory framework for a liberalized market in order to stimulate competition and, in particular, the provision of high-speed Internet access, and to provide a "light touch" regulatory regime for operators and service providers by rolling back regulation in competitive markets. Legislation has to be transposed at the level of EU Member States by July 2003. In the interim, however, national regulatory authorities are likely to be influenced by the proposals when setting national telecommunications policy. In respect of the assessment of SMP, determination that a single operator has SMP will be, among other criteria, by reference to the 40% benchmark for a dominant position, as generally adopted in EC competition law. Regulatory authorities will also be able to determine operators to have "joint" SMP with one or more other operators. This will not be based upon market share, but rather on a regulatory authority's analysis of the relevant market and assessment of the competitive nature of the market in accordance with the concept of joint dominance. Legislation from the European Commission later this year is expected to further clarify the concept of joint dominance. Under the new Framework, once a regulatory authority determines an operator to hold SMP either singly or jointly, then the regulatory authority may impose regulatory obligations it deems to be appropriate and proportionate to the competitive state of the relevant market. Under certain circumstances the regulatory authorities' decisions may be subject to a review by the European Commission.

        We are also subject to general EC competition law, in particular, Articles 81 and 82 of the EC Treaty. These Articles prohibit agreements and concerted practices restricting competition and the abuse of a dominant position, respectively. On July 27, 1999, pursuant to both of these articles, the Competition Directorate of the European Commission launched a sector-specific inquiry into international mobile roaming services, particularly to investigate whether charges are unfairly high. This followed receipt by the Commission of a number of complaints as to the apparently high level of roaming charges, the apparent lack of competition in international roaming offerings and allegations of various anti-competitive practices. On January 13, 2000, the Commission sent formal information requests to approximately 200 mobile operators, service providers and national competition and telecommunications regulatory authorities. On December 13, 2000, the Commission published its first conclusions after having analyzed the data obtained. The Commission found that there were competition issues within the international roaming markets, and they continue to investigate, in co-operation with the competent national authorities, the level of competition. Pursuant to Articles 81 and 82 of the Treaty the Commission may take further action, including the imposition of a penalty of up to 10% of the overall turnover of any undertakings involved.

UK regulation

  Overview

        The operation of mobile telecommunications networks and the provision of mobile telephony services in the United Kingdom is regulated under the Telecommunications Act 1984, or TA, and the Wireless Telegraphy Acts 1949 and 1998, or WTA. The Director General of Telecommunications, or DGT, is responsible for the regulation of telecommunications under the TA and heads the Office of Telecommunications, or Oftel, the UK telecommunications regulatory authority. The Radiocommunications Agency is responsible for licensing and regulating the use of frequency spectrums under the WTA. The running of a wireless telecommunications network requires two licenses, a TA license and a WTA license. Orange UK has been granted licenses under each Act. The operation of GSM and UMTS licenses requires different licenses, issued under the WTA 1949 as amended by the 1998 WTA.

        In addition to applicable UK legislation and the terms and conditions of the licenses granted to operators, UK telecommunications policy is also contained in a number of UK government announcements and White Papers, Oftel consultative documents and statements, and is subject to EU legislation. The United Kingdom has implemented, or is in the process of implementing, all relevant EU telecommunications legislation.

  Oftel market reviews

        On September 19, 2000, Oftel announced that it had begun a review of the wireless telecommunications market in the United Kingdom, to examine how competition has developed since its last review in 1998-1999. This review considered the extent of competitive development in the broad market for mobile retail services. In parallel Oftel also conducted a review of mobile call termination rates.

        Following its competition review of the broad market for retail mobile services Oftel concluded that Vodafone and O2 UK (formerly BT Cellnet) possessed Significant Market Power in the Mobile market and because of this position they were required to provide mobile airtime to independent service providers. Orange UK has been found not to possess Significant Market Power. However, Oftel, following an in-depth survey and questions to the marketplace, concluded that it was no longer necessary to mandate Vodafone and O2 UK to provide mobile airtime to independent service providers. As a result, no mobile operator in the UK is subject to regulatory obligations to provide airtime to independent service providers.

        On September 26, 2001, Oftel commenced the regulatory process to introduce mobile call termination price control obligations into the Telecommunications Act Licenses of Orange, O2 UK, T-Mobile (formerly One2One) and Vodafone. We believe that Oftel's analysis is flawed in many respects and as such did not give our consent to the proposed License modification. The other mobile operators also objected to the modification.

        On December 18, 2001, Oftel announced its intention to refer the matter to the UK Competition Commission. The Competition Commission began its Inquiry on January 7, 2002. The Competition Commission was requested by Oftel to consider whether the current mobile call termination charges act against the public interest. The Inquiry has concluded and Oftel published the Competition Commission's public interest conclusions and recommendations on January 22, 2003. The Competition Commission has recommended to Oftel that the GSM voice termination charges of the four UK mobile operators should be reduced by 15% before July 25, 2003. Thereafter the termination charges of Vodafone and O2 should fall by Retail Price Index minus 15% per annum for the next three years to March 31, 2006 and in the case of Orange and T-Mobile should fall by Retail Price Index -14% per annum over the same period.

        On January 22, 2003, Oftel announced its intention to commence, in the near future, the process to modify the TA licenses of each mobile operator to effect a 15% reduction before July 25, 2003. The second part of the Competition Commission's recommendation annual Retail Price Index reductions cannot be implemented by way of TA license modifications. On July 25, 2003, the UK is expected to implement the new European regulatory framework (Directives adopted by the European Community on March 7, 2002). As a result, on July 25, 2003, all TA licenses issued to telecommunications operators will be revoked and replaced by general conditions of entitlement in accordance with the requirements of the new European framework. In order to impose a price control on each of the mobile operators after July 25, 2003, Oftel must first conduct a market review and issue determinations that the individual operators possess significant market power in the relevant market. On January 22, 2003, the Director General of Telecommunications stated his intention to review the termination market afresh for the purpose of introducing the new European Telecoms framework with effect from July 25, this year.

        Consequently it is expected that Oftel will seek to implement the Competition Commission's recommendations in full. On January 22, 2003, Vodafone announced that it intends to seek a Judicial Review of the Competition Commission's decisions. Orange UK considers the Competition Commission's recommended remedy to be disproportionate. Orange UK has therefore also begun Judicial Review proceedings seeking a reversal of this decision, as has T-Mobile. The Judicial Review proceedings are due to begin on 9 June 2003.

  The Creation of OFCOM

        The UK Government published on December 12, 2000 a Communications White Paper which included measures to change the regulatory framework of the telecommunications industry. In response to the converging nature of telecommunications, broadcasting and Internet services the UK Government proposes that the five sector specific regulatory bodies (Oftel, Radiocommunications Agency, Independent Television Commission, Broadcasting Standards Commission, and the Radio Authority) covering these markets be consolidated into one regulatory body for the communications sector: OFCOM. The main objectives are: to make the United Kingdom the most dynamic and competitive communications and media market in the world; to ensure universal access to a choice of diverse and high quality services; and to ensure that the rights of citizens and consumers are safeguarded. OFCOM would have a primary aim to protect the consumer and would have sector specific powers to promote effective competition in the communications market for the benefit of consumers. Spectrum management will also be included in OFCOM's new responsibilities. The UK Government published a draft bill in May 2002 for consultation. On November 20, 2002, the Government laid the Communications Bill before Parliament. The Bill is now progressing through the Parliamentary process. It is the Government's intention to complete the Parliamentary process so that the Bill is enacted as an Act of Parliament by July 25, 2003 as a means to establish OFCOM and to implement the new European framework. If the Communications Act is not enacted by July 25, the Government will implement the new European framework by Statutory Instrument and would expect to complete the enactment of the Bill no later than the autumn of 2003. Upon enactment of the Communications Bill, OFCOM will become the national regulatory authority for the communications sector and Oftel will be dissolved with its functions being wound into OFCOM.

  Telecommunications Act licenses

        TA licenses permit licensees to install and operate a telecommunications system over which telecommunications services may be provided. TA licenses may be granted to individual operators or apply to a class of persons. There are various types of both individual and class licenses. Certain individual licenses for both fixed and mobile networks are designated as public telecommunications operator, or PTO, licenses.

        PTOs are generally required to satisfy certain service obligations and other obligations. Holders of PTO licenses are granted certain rights and obligations relating to the installation and maintenance of equipment, such as cables and equipment on private or public land, and are permitted to undertake civil construction and public works in the same manner as other public utilities and to undertake certain permitted developments without having to obtain express planning permission. Pursuant to the Telecommunications (Interconnection) Regulations 1997, certain operators—including substantially all PTOs—have a right to request interconnection from, and are subject to a reciprocal obligation to provide interconnection when requested to, another operator.

        Some of the obligations contained in TA licenses are effective only when the Director General of Telecommunications has determined that the operator in question has SMP or "market influence" for the purposes of the license. No such determination has been made in respect of Orange UK.

        Orange UK holds a mobile PTO license under the TA, which permits it to operate a mobile telecommunications network and a fixed network. Orange UK also has full interconnection rights under the Telecommunications (Interconnection) Regulations 1997. TA licenses were granted for an initial duration of 25 years and are terminable by the Secretary of State for Trade and Industry on 10 years notice given at any time after the end of the fifteenth year. Orange UK's current TA license is stated not to expire until 2020 at the earliest. However, upon implementation of the new European framework on July 25, 2003, Orange's TA license will be revoked and replaced with a general condition of entitlement of unlimited duration.

        The DGT may modify the conditions of TA licenses with the licensee's consent, subject to a limited power of veto by the Secretary of State for Trade and Industry. The DGT may also in certain circumstances modify the terms of an individual license where he does not receive objections from the licensee whose licenses are to be modified or if he considers the modification to be "deregulatory." If objections are received, the DGT may decide not to revise the proposal or to refer the matter to the Competition Commission, which will consider whether the proposed modification would be in the public interest.

        The DGT must impose modifications if, following a reference by it to the Competition Commission, the Competition Commission considers that the matter referred operates or may be expected to operate against the public interest and the Competition Commission recommends a license modification to prevent or remedy any adverse effects that are identified. Before any license modifications are made, notice must be given to licensees and to all persons likely to be affected by the modifications.

        The Secretary of State for Trade and Industry also has power, under the European Communities Act 1972, to modify TA licenses to reflect the provisions of EU Directives.

        Orange Paging, formerly Hutchison Paging, ceased its activities on June 30, 2001. In November 2002, its license for the provision of telecommunication services and messaging was returned to the Department of Trade and Industry.

  Spectrum allocation

        Orange UK and the other mobile network operators in the United Kingdom have been granted WTA licenses that permit such operators to establish and use sending and receiving stations for wireless transmissions in the operation of their mobile networks. WTA licenses allocate portions of the radio frequency spectrum to each mobile network operator.

        T-Mobile (formerly One2One) and Orange UK have each been allocated 2 × 30 MHz of the 1800 MHz spectrum for the running of a second generation network (GSM). Vodafone and O2 UK (formerly BT Cellnet) each have 2 × 17.5 MHz of the 900 MHz spectrum digital GSM networks and have been awarded an additional 2 × 5.75 MHz each of the 1800 MHz spectrum. Vodafone and O2 UK relinquished 2 × 4 MHz of 900 MHz spectrum upon switching off their analog networks.

        The UK Government has enacted legislation, the Wireless Telegraphy Act 1998, which enables it to set spectrum fees at a rate above the administrative cost of managing that spectrum and to allow for auctions of spectrum for future services, including UMTS. The Government has confirmed that the existing four mobile operators will not be subject to auctions for the continued use of their current second generation spectrum allocations.

        Orange UK is one of five mobile operators licensed to provide third generation mobile services in the UK using the UMTS spectrum. The other licensees are Vodafone, O2 UK, T-Mobile and Hutchison 3G. The licenses were allocated by competitive auction in 2000. Orange UK, O2 UK and T-Mobile have each been allocated 2 × 10 MHz paired and 1 × 5 MHz unpaired of the UMTS spectrum. Vodafone has been allocated 2 × 15 MHz paired and Hutchison 3G has been allocated 2 × 15 MHz paired and 1 × 5 MHz unpaired of the UMTS spectrum. Hutchison 3G has launched commercial third generation services in March 2003.

        Orange UK's WTA licenses specify the principal technical requirements that Orange UK must comply with including, among other things, the management of the sites from which radio frequencies are emitted and the use of approved equipment. Inspection obligations are also included. The operation of wireless telegraphy stations can be restricted or the stations can be closed down on a temporary or permanent basis by the Secretary of State for Trade and Industry if Orange UK is in breach of its license or if undue interference is being created. Orange UK may also be required to modify or restrict its use or permanently close down radio equipment in the interests of long-term spectrum planning or in the event of a state of emergency being declared. Orange UK's 1800MHz WTA license continues in force until surrendered by it, subject to variation or revocation by the Secretary of State for Trade and Industry.

        Pursuant to a consultation by the Radiocommunications Agency on the policy issues surrounding the use of license exempt spectrum for public telecommunications services, the UK Government adopted the Wireless Telegraphy (Exemption) Act of 2003, which came into force on February 12, 2003. The regulation establishes a license exempt spectrum of frequencies for commercial public access services such as Bluetooth and WLANs and providing supplementary spectrums for broad spectrum mobiles and nomads.

  Interconnection policy

        Mobile systems must connect with the telecommunications systems of other PTOs, both fixed and mobile, in order to complete calls that do not originate or terminate on their system. Operators' rights and obligations to interconnection are governed by the Telecommunications (Interconnection) Regulations 1997 (see above), which implement the EC Interconnection Directive. If, after negotiation between the parties, certain interconnection terms cannot be agreed between operators, the DGT can be asked to determine such terms. In addition, the DGT has the power to investigate the terms of an interconnection agreement on his own initiative.

        Pursuant to the EU Interconnection Directive, Oftel has determined that British Telecom and Kingston Communications (Hull) Limited have SMP in the fixed line and rented-line markets in which they operate. Oftel has also held that British Telecom has SMP on the national interconnection market. British Telecom and Kingston Communications (Hull) Limited are also subject to certain additional obligations. No mobile operators have been determined to have SMP in the national market for interconnection and so the principles of transparency and cost orientation for interconnection charges do not apply to the four mobile operators in the UK market. However, as highlighted above Oftel has proposed that a cost oriented price control be imposed on the mobile interconnect termination rates of the four operators.

  Interconnection agreement with British Telecom

        Orange UK first entered into an Interconnection Agreement with British Telecom in July 1993. Under the Interconnection Agreement, Orange UK was required, along with British Telecom, subject to the terms of the agreement, to interconnect, and to keep interconnected, their respective telecommunications systems. Orange UK was also required to order, and British Telecom was required to provide, sufficient interconnection circuits to meet the forecast or actual traffic. Each of British Telecom and Orange UK is required to use reasonable endeavors to provide sufficient switching capacity to meet traffic volumes on each interconnection route and to ensure that busy-hour call completion rates are no less than those normally encountered within Orange UK's system. The Interconnection Agreement also provides for the leasing of fixed links from British Telecom.

        In 1996, Orange UK migrated to British Telecom's Revised Standard Interconnection Agreement, the RSIA. This provided Orange UK with the benefits of element-based interconnect charges of the network and cost-sharing on interconnect links. In 1998, Orange UK migrated to British Telecom's "Network Charge Control Interconnect Agreement." This allowed Orange UK to benefit from the lower interconnection charges offered by British Telecom. British Telecom's interconnection charges are set on the basis of long run average incremental costs plus appropriate mark-ups.

        Orange UK currently has, or is negotiating with other PTOs for, direct interconnection if and when justified by call traffic. Such connections reduce the need to route calls through British Telecom.

  Price regulation

        Mobile telecommunications tariffs in the United Kingdom are not generally subject to the prior approval or review by regulatory authorities. Only British Telecom, as the dominant ex-monopoly fixed operator, is limited by retail price restrictions imposed by Oftel. Other TA licenses have no retail price restrictions. As noted above, TA licenses do, however, require operators designated as having SMP in the relevant markets to publish the terms and conditions on which they offer certain telecommunications services. Oftel has not designated Orange UK as having SMP for this purpose.

  Portability of mobile numbers

        Telephone number portability permits subscribers to retain their telephone numbers when changing telecommunications operators. Since January 1, 1999, all holders of wireless public telecommunications operator licenses have been obliged to provide and have offered portability of mobile telephone numbers on request, subject to certain conditions. During October 2001 a new industry number transfer process was introduced reducing the standard transfer timescale from 28 calendar days to seven calendar days.

  Competition Act

        The UK Government has enacted the Competition Act which came into force on March 1, 2000. It grants powers to the industry-specific regulators and to the Director General of Fair Trading for the prohibition of anti-competitive agreements, concerted practices and abuses of a dominant position. The Competition Act introduces third party rights, stronger investigative powers, interim measures and effective enforcement powers, and in particular the power to impose substantial fines and injunctions.

        The Competition Act gives the Director General of Telecommunications powers, exercisable concurrently with the Director General of Fair Trading, in relation to "commercial activities connected with telecommunications." One effect of the Competition Act is that third parties can bring enforcement actions before the United Kingdom courts directly against telecommunications operators who are in breach of prohibitions, and seek damages, rather than having to wait for the DGT to make a final order to enforce the conditions of the operators' license, as is the case under the TA.

        The Enterprise Act came into force on November 7, 2002. The Act introduces a number of changes to the competition law regime regarding merger decisions. In addition, the Act allows a number of designated consumer bodies to make "super-complaints" to the OFT requiring the OFT to investigate any feature or combination of features of a UK market that appears to be significantly harming the interests of consumers. To date no consumer bodies have been designated for this purpose. The DTI is expected to establish the designation criteria and to commence designation during 2003.

E-money regulations

        The UK Government (Treasury) and Financial Services Authority (FSA) have consulted on the transposition of the EU Directive 2000/46/EC of the European Parliament and of the Council of September 18, 2000 on the taking up, pursuit of and prudential supervision of the business of electronic money institutions (the E-Money directive) into UK law. The UK Government implemented the relevant Regulation on April 27, 2002. The provision of e-money services will be subject to the regulatory oversight of the FSA.

        The E-Money directive defines "electronic money" as monetary value as represented by a claim on the issuer which is:

  (i)
  stored on an electronic device;

  (ii)
  issued on receipt of funds of an amount not less in value than the monetary value issued; or

  (iii)
  accepted as means of payment by undertakings other than the issuer.

        There is currently some uncertainty as to whether existing pre-payment methods for the purchase of mobile telephony will be captured by the UK Regulations. Discussions are ongoing with Treasury and FSA. Consequently Orange UK in common with other UK mobile operators may be required to obtain the necessary FSA authorizations under the E-Money Regulations in order to continue to offer prepaid mobile payment mechanisms. In any event it is also anticipated that this FSA authorization would be required for any stored value proposition that would facilitate the purchase of a broader range of goods and services.

4C. Organizational structure

        We are a wholly owned subsidiary of Orange S.A. France Telecom owns approximately 86% of Orange S.A. The following was our organizational structure as of December 31, 2002:

        After taking into account the internal reorganization of our parent, Orange S.A., (described in "Item 7B. Related Party Transactions"), the following was our organizational structure as of March 31, 2003.

(1)
99.9% of our issued share capital is held by Orange S.A. The remainder is held by other subsidiary companies of France Telecom S.A.

(2)
Orange S.A., our parent, has a total interest of 100% in Orange Communications S.A. as at 31 December 2002.

4D. Property, plants and equipment

        We lease land and space on buildings for the installation of transmitters and antenna towers throughout the UK. Almost all transmitter sites are leased, the majority for initial minimum terms of five to ten years. We share a substantial number of sites with other operators. We also own or lease land and buildings for offices, administrative and customer service centers and technical facilities in several locations throughout the UK. We believe our properties are well maintained and suitable for their intended use.

        Orange S.A. is currently re-evaluating its new headquarters at the Point, Paddington Basin in London. In 2001, we entered into an agreement for a lease for the building subsequent to which we are legally bound, once construction of the building is completed, to enter into a 21 year lease. We are working on a disposal program for the building either by way of sub-letting or assignment of the lease.

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        We offer a broad range of voice and data communications services in the United Kingdom and in selected markets in continental Europe. Our principal operations are in the United Kingdom, where the GSM 1800 network and the Orange brand were launched in 1994.

        We currently have two segments, identified on the basis of geographical criteria:

  •
  United Kingdom: We maintained our position as the leading operator in the UK in terms of active customers and added 925,000 net new customers in 2002, taking Orange UK's active customer base to 13.3 million customers at the end of December 2002, a 7% increase from 12.4 million customers at the end of December 2001; and

  •
  International operations: At December 31, 2002, we also owned 17.45% of Connect Austria, which has launched "ONE', Austria's third digital mobile network, and 50% of Orange Communications SA, Switzerland's third digital mobile network. On March 13, 2003, our interests in these operations were sold to Orange Global Limited, a wholly owned subsidiary of Orange S.A. Orange S.A., our parent, had a total interest of 100% in Orange Communications SA at March 31, 2003. For further information please see "Item 7B. Related Party Transactions."

        As part of its debt restructuring program, France Telecom announced that for the period 2003-2005 it plans to generate €15 billion of net cash provided by operating activities less net cash used in investing activities, approximately 30% to 40% of which will come from Orange S.A., which is a fully consolidated subsidiary of France Telecom. Accordingly in December 2002, Orange S.A. announced its plan to accelerate cash and profit generation over the next three years. This plan, which covers the 2003 to 2005 period, aims to generate an additional €5 to 7 billion of net cash provided by operating activities less net cash used in investing activities, approximately 10% to 18% of which will come from us as a wholly owned subsidiary of Orange S.A., through a combination of more strict financial targets across the Orange S.A. group and more rigorous discipline on capital and operating expenditures. Accordingly, we intend to achieve our target to generate an additional €0.7 to 0.9 billion of net cash provided by operating activities less net cash used in investing activities through reductions in capital expenditures, operating costs margins and also through improved working capital requirements. As a part of this new plan, we have reduced headcount and operating costs in the United Kingdom and, in line with current market conditions, have deferred much of our expenditure on 3G technology, placing greater emphasis on the use of 2.5G technologies such as GPRS.

Basis of preparation

        This discussion and analysis is based on our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, which have been prepared in accordance with French generally accepted accounting principles. These consolidated financial statements have been prepared from our audited financial statements of those of our subsidiaries in the United Kingdom and Switzerland and have been translated from sterling to euro, the reporting currency of Orange S.A.

Scope and consolidation methods

        Our majority owned operations in the United Kingdom, Germany and the United States are fully consolidated. Our 50% owned operation in Switzerland, where we had management influence prior to their transfer to Orange Global Limited, a wholly owned subsidiary of Orange S.A. on March 13, 2003, and for which the remaining 50% of share capital is held by Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A., has been accounted for under the equity method, while our minority owned investment in Austria has not been consolidated.

        In July 2000, as part of the acquisition of Orange S.A. by France Telecom, and given the commitments with respect to the European Union, a trustee was appointed by France Telecom to manage our 50% shareholding in KPN Orange. Consequently from this date, our 50% interest in the Belgian operator was reflected in the consolidated balance sheet at its equity method carrying value as at July 31, 2000 under the heading "Non consolidated investments". On February 7, 2001, Orange International Limited sold our interest in KPN Orange to KPN Mobile and the related cash proceeds were transferred to the Company. For further information see "Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources".

Critical accounting policies under French GAAP

        The operating and financial review and prospects of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in France. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Our management believes that the following critical accounting policies, among others, involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition and credit risk on trade accounts receivable

        Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services. Revenues from airtime, roaming and other services are recognized when the service is rendered. Revenues from sales of telecommunication equipment and connection charges are recognized upon delivery to the customer or activation by the customer, as appropriate.

        In assessing credit risk on trade accounts receivable, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that management make assumptions based on historical results, future expectations, the economic and competitive environment, and changes in the credit worthiness of our customers, and other relevant factors.

Impairment of long-lived assets

        Plant, property and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, which include evidence of obsolescence or physical damage or economic performance below initial expectations or other internal or external indicators, their fair value appears to be permanently less than their carrying value. Fair value is defined as the higher of the market value and value in use.

        Impairment is determined for each group of assets by comparing their carrying value with their fair value. Should the above comparison indicate that an asset is permanently impaired, the write-down recognized is equivalent to the difference between carrying value and fair value. For assets to be held and used, fair value is principally determined based on the estimated value in use, which is represented by the future economic benefits expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Fair value is determined on the basis of discounted cash flows, which are based on reasonable and supportable assumptions that represent management's best estimate of the set of economic conditions that will exist over the remaining useful life of the asset, or by reference to replacement cost for used equipment or cost of alternative technologies.

        For assets to be disposed of, fair value is determined based on the estimated net selling price, with reference to market prices.

        The identification of impairment indicators, the determination of the relevant group of assets to be tested for impairment and of their expected useful life, the estimation of future cash flows and appropriate discount rates require management to make significant judgments and the results of the valuation process may vary significantly depending upon the assumptions used.

        Our total long-lived assets (excluding goodwill) at December 31, 2002 amount to €10,022 million of which the contribution of Orange UK amounts to €10,006 million, including the UMTS license of €6,298 million issued to Orange PCS.

        In December 2002, the management of Orange S.A. announced its decision to review the launch plans of the 3rd generation technology and adopt a more prudent timetable. We remain fully committed to 3G and intend to develop and exploit the potential of 3G type services on enhanced 2nd generation networks in order to improve our customer experience and offer a transition to the commercial launch of 3G, until all issues surrounding 3G technology have been resolved.

        We consider that the 2G and 3G technologies are closely interrelated both from a technical and commercial perspective, in particular:

  •
  The acquisition of UMTS licenses provided our operations with enlarged frequency spectrum for the development of both voice and non-voice services;

  •
  The planning and roll out of the UMTS network is viewed as an enhancement and extension of the existing GSM network and the overall coverage and capacity strategies rely on the complementary nature of 2G and 3G technologies; and

  •
  Future 3G services will be offered to our existing customers in order to improve customer loyalty and increase usage and average revenue per user, through enhanced voice and non-voice services. Many future 3G services will be derived from 3G type services already offered to our customers on 2nd generation networks.

        Consequent to this decision and considering the close interrelation between 2G and 3G technologies as described above, we conducted a specific impairment review in the United Kingdom by comparing:

  •
  the combined carrying value of our 2nd and 3rd generation long-lived assets (including the UMTS license and other tangible and intangible assets), with

  •
  the future cash flows determined based on our most recent business plan and representing the economic benefits which are expected to arise from the continuing use of our long-lived assets in the United Kingdom over the remaining useful life of the UMTS license. A post-tax discount rate of 9% was applied to these post-tax future cash flows.

        Factors considered in this review included the demand for and speed of take up of 3G type services, the availability and functionality of network infrastructure and mobile devices, operating costs and capital expenditure requirements and the behaviour of competitors and regulatory authorities, all of which are, by their nature, subject to uncertainty which consequently affects estimations of future profits and cash flows.

        Based on this analysis, no impairment was recorded at December 31, 2002. The conclusion of this analysis would remain unchanged in the event of an uncontrolled one percentage point increase in the post-tax discount rate used.

Impairment of goodwill

        The fair value of goodwill is subject to impairment review at each closing date, when events and circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary changes, in the assumptions or expectations considered at the time of the acquisition.

        We assess the fair value of goodwill for all our controlled operations and affiliates on a country by country basis.

        The need to recognize impairment is assessed by reference to the estimated fair value of each entity, which is compared with its carrying value in our consolidated financial statements. The fair value is defined as the higher of the market value and value in use.

        The market value is the estimated selling price less the costs of disposal, which could be obtained by us through the divestiture of an operation in an arm's length transaction. Such estimate is based on the best information available at the closing date, taking into account specific circumstances. Due to the volatility of the market capitalization in the telecommunication industry, the value in use of goodwill is preferably assessed with reference to the discounted cash flow methodology. Discounted cash flows are assessed for each operation based on reasonable and supportable assumptions that represent management's best estimate of the set of economic assumptions that will exist over future years, and are determined as follows:

  •
  future cash flow projections are based on the most recent business plans approved by the management and cover a period of 5 to 10 years as appropriate;

  •
  cash flow projections beyond the period covered by the business plans are estimated by extrapolating the projections using a perpetual growth rate specific to each operation;

  •
  the appropriate discount rates are applied to these future cash flows.

        For operations to be divested, the fair value of goodwill is determined based on the operation's estimated net selling price.

        Significant management judgment is involved in the valuation process and the results of such valuations can vary significantly depending on the assumptions used by management in assessing future cash flows and determining appropriate perpetual growth rates and discount rates. Cash flows represent management's best estimate of the set of economic assumptions that will exist over future years.

        At December 31, 2002, the net book value of goodwill reflected in our consolidated financial statements amounted to €76 million and related exclusively to our 50% equity accounted investment in Orange Communications SA. In assessing the fair value of goodwill, a perpetuity growth rate of 3.0% and a discount rate of 8.9% were applied to the expected cash flows of our operations in Switzerland.

        The sensitivity of our share in the estimated fair value of our operation in Switzerland at December 31, 2002 to an uncontrolled change of 1 point in the perpetuity growth rate or in the discount rate compared to the assumptions highlighted above is as follows:

		Impact of a 1 point change in the assumptions used decrease/increase
	Excess of estimated fair value on carrying value	Perpetuity growth rate	Discount rate
	(in billions of euros)
Orange Communications SA	0.87	(0.15)/0.21	0.34/(0.24)

Non consolidated investments

        We hold a 17.45% minority interest in Connect Austria. This company is not a listed company and therefore its fair value is difficult to estimate and management is required to make significant assumptions in the valuation process. As part of the strategic review of Orange S.A.'s investment portfolio undertaken at the end of 2002 and in connection with the decision to improve our financial performance, we reassessed the fair value of this investment at December 31, 2002 based on a multi criteria approach, which included the review of indicators such as market prices for comparable companies, potential commercial developments, return on investment and revalued net shareholders' equity, taking into consideration the specific nature of this minority owned shareholding. Consequently, an impairment charge of €73 million was recorded by us for the year ended December 31, 2002 in order to bring down the carrying value of our investment in Connect Austria to a zero amount.

Deferred income taxes

        As at December 31, 2002, we had recorded deferred tax assets amounting to €140 million net of valuation allowance and deferred tax liabilities. This balance primarily consists of losses carried forward and other temporary differences relating to Orange PCS in the United Kingdom. The realization of deferred tax assets is reviewed by the management using each entity's tax results forecast based on budgets and strategic plans. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Provisions for risks and liabilities

        As at December 31, 2002, we had recorded provisions for risks and liabilities amounting to €100 million. Provisions for identified risks and liabilities of uncertain timing or amount are recorded when we have a present obligation (legal or constructive) to a third party as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount of such provisions is determined based on management's reasonable judgment, taking into consideration all of the available information at closing date to reasonably assess the probability and the exposure for each risk and liability. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount of provisions recorded at closing date.

5A. Operating Results

	Years ended December 31,
	2002	2001	2000
	(millions of euro, except data per share)
Profit and loss account data
Turnover
UK	6,102	5,398	4,211
International operations	521	477	410

Total	6,623	5,875	4,621

Cost of sales	(2,610)	(2,401)	(2,097)
Selling, general and administrative expenses	(2,233)	(2,210)	(1,875)
Research and development expenses	(18)	(23)	(5)

Depreciation and amortization (excluding goodwill)	(812)	(702)	(455)

Operating income/(loss)
UK	1,103	667	274
International operations	(153)	(128)	(85)

Total	950	539	189

Interest expenses, net	(214)	(293)	(504)
Other non-operating income, net	9	388	—
Equity in net loss of affiliates (excluding goodwill amortization)	(90)	(92)	(272)

Income/(loss) before tax, goodwill amortization and exceptional items	655	542	(587)
Income taxes before exceptional items	(252)	(113)	(18)
Goodwill amortization	(4)	(25)	(51)

Net income/(loss) before exceptional items, net of tax	399	404	(656)
Exceptional items, net of tax	(180)	(98)	(61)

Net income/(loss)	219	306	(717)

Net income/(loss) before exceptional items, net of tax per share (basic and diluted)	0.27	0.27	(0.54)
Net income/(loss) per share (basic and diluted)	0.15	0.21	(0.59)

	Years ended December 31,
	2002	2001	2000
	(millions of euro)
Selected cash flow data
Funds generated from operations	1,534	908	72
Purchase of property, plant, equipment and intangible assets (net of movements on fixed asset creditors(1))(2)	(1,308)	(1,196)	(1,025)
Changes in other operating assets and liabilities	294	675	(312)
Securitization of receivables	293	—	—

Net cash provided by operating activities less net cash used in investing activities	813	387	(1,265)
Cash paid for non consolidated investments and acquired business, net of cash acquired	—	—	(330)
Investments in affiliates	(8)	(22)	(759)
Proceeds from the sale of investments and other assets	41	533	—
Issue of share capital	—	1,183	—

Cash movement in net debt	846	2,081	(2,354)

Non cash movement in net debt	188	(143)	429

Total reduction/(increase) in net debt	1,034	1,938	(1,925)

Selected balance sheet data (at year end)
Long-term assets	10,353	11,259	10,369
Shareholders' equity	6,873	7,108	5,458
Net debt	2,659	3,693	5,631

	Years ended December 31,
	2002	2001	2000
Operating data Orange UK
Customers (in millions) (period end)(7)	13.3	12.4	9.8
Contract	4.2	3.8	3.1
Prepay	9.1	8.6	6.7
GSM network revenues (euro in millions)	5,345	4,590	3,300
Annual average revenue per user (euro)(3)(8)(10)	415	394	459
Contract (euro)(8)(11)	893	875	861
Prepay (euro)(8)	200	194	207
Overall (euro)(8)	415	394	459
Contract (£)	557	544	525
Prepay (£)	125	121	126
Overall (£)	259	245	280
Monthly average usage per user (minutes)(4)	140	138	159
Contract	326	335	303
Prepay	56	57	68
Churn (%)(5)	17.5	18.4	9.2
Contract (%)(9)	23.1	26.3	23.8
Prepay (%)	18.8	19.7	5.3
Overall (%)	17.5	18.4	9.2
Subscriber acquisition costs per connection (euro)(6)(8)	193	161	136

(1)
Movements in fixed asset creditors resulted in a cash outflow of €154 million in 2002, a cash inflow of €92 million in 2001 and no cash flow impact in 2000.

(2)
Purchase of property, plant, equipment and intangible assets comprises tangible fixed asset additions (amounting to €1,171 million in 2002, compared to €1,288 million in 2001), excluding finance leases (amounting to €17 million in 2002, compared to zero in 2001). See "Item 5B. Liquidity and Capital Resources."

(3)
Annual average revenue per user (ARPU) is calculated by dividing GSM network revenues (including access fees, outgoing traffic, incoming traffic, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange UK currently receives revenues from other UK mobile network operators for voice calls from their networks that terminate on Orange UK's network.

(4)
Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of Orange UK's customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.

(5)
Churn, the measure of customers leaving Orange UK's network, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from its network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of its customers during the same period. For Orange UK, customers migrating between contract and prepay products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. Orange UK also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepay handset upgrades or the removal of handsets from the UK market. Prepay customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

(6)
Subscriber acquisition costs are expensed as incurred and are analysed separately by subtracting the revenue received from handset sales from the total cost of handsets included in "Cost of sales." This amount is added to the commissions paid to distributors which are included in "Selling, general and administrative expenses." To calculate annual average subscriber acquisition costs, the total for a 12-month period is divided by the total number of connections (including in the United Kingdom connections of prepay upgraded handsets and those removed from the United Kingdom) less disconnections under a money back trial period and attempted fraudulent connections for the 12-month period. Subscriber acquisition costs are quoted on a per connection basis.

(7)
Active customer base, calculated based on Orange S.A.'s definition of activity (see "Turnover: United Kingdom").

(8)
We present our financial information in euro. Due to fluctuations in the exchange rate between the pound sterling and the euro, annual average revenue per user and subscriber acquisition costs, when presented in euro, reflect not only trends in our underlying business but also currency fluctuations.

(9)
Orange UK's contract churn includes migrations from contract to prepay. If excluded, contract churn would have been 15.5%, 15.2% and 15.5% at December 31, 2000, 2001 and 2002 respectively.

(10)
Prior to October 1, 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from October 1, 2002, these revenues have been excluded from the calculation of Orange UK's overall and contract ARPUs. In order to enable like for like comparisons to be made, Orange UK's previously reported overall and contract ARPUs have been restated to exclude the same element of incoming call revenues arising from customers who have transferred to one of the other UK networks, but who have kept their Orange numbers.

Turnover

        We derive network revenues from:

  •
  fixed monthly access charges and network airtime usage fees (including revenues from incoming and outgoing traffic and value added service fees); and

  •
  payments received from other network operators for delivering calls originating on their networks and terminating on the Orange UK's network.

        We also receive turnover from:

  •
  sales of handsets and accessories through the retail outlets we own (the "Orange shops") and to dealers, distributors and customers; and

  •
  other sources, primarily connection fees.

        While our turnover has historically been dominated by voice traffic on our networks, data revenues are becoming more important. The increase in data revenues currently reflects the increasing acceptance of SMS as a means of communication. The impact on revenues of the introduction of new services, such as photo-messaging, web browsing and services to assist customers to manage data such as address books and diaries, is currently not significant but is expected to grow in the future. Revenues from indirect sources related to both voice and data are also expected to increase. The increased capacity needed for data transport will necessitate further network build-out and investment.

        Our turnover is impacted by the increase in our customer base, increased usage by our existing customers, market trends towards lower call tariffs, and the proportion of prepay customers in our total customer base. Our key business indicators with respect to turnover are average revenue per user, or ARPU, average usage per user, or AUPU, total customer numbers and churn.

        Our total turnover increased by 13% for the year ended December 31, 2002 to €6,623 million from €5,875 million in 2001 and by 27% in 2001 from €4,621 million in 2000. The growth seen in our turnover in 2002 and 2001 was driven mainly by the performance of Orange UK.

Turnover: United Kingdom

        Historically, turnover for the Orange UK businesses included turnover from network operations as well as turnover from Orange Cellular Services, a service provider in the United Kingdom, and Orange Paging, which operated a United Kingdom paging network. Orange Paging ceased operations during 2001 and the customer base of Orange Cellular Services was sold in March 2001. In the United Kingdom, Orange UK receives revenues from calls terminating on its network that originate on other UK networks and Orange UK incurs charges (included in "Cost of sales") for its calls that terminate on other UK networks.

        Orange UK's turnover increased by 13% to €6,102 million in 2002 from €5,398 million in 2001 and by 28% in 2001 from €4,211 million in 2000. The increase in 2002 was primarily the result of the 7% increase in Orange UK's customer base from 12.4 million customers at December 31, 2001 to 13.3 million customers at December 31, 2002, an increase in the use of data services and emphasis on acquisition and retention of high-value (contract) customers. This trend also resulted from the increase in the Orange brand license fee invoiced by Orange UK to the operating subsidiaries of Orange S.A., which are using the Orange brand name, to €141 million in 2002, from €61 million in 2001 and zero in 2000.

        The UK mobile market experienced a reported net growth of 4.3 million customers in 2002 compared to a net growth of 4.6 million customers in 2001, bringing the total to 48.9 million customers at the end of 2002. Net growth increased by 8% over the year compared to 17% growth in 2001, with market penetration rising to an estimated 82% in 2002 compared with 77.6% at the end of 2001. Growth continued to be driven mostly by prepay services although to a lesser extent than in 2001.

        Orange UK reports active customers, using Orange S.A.'s definition of activity: "customers who have generated one or more outbound chargeable events or received more than three inbound chargeable events within a three month period" (a chargeable event includes voice calls and SMS). Hence, in terms of this definition, an inactive customer is defined as a customer who has not generated any outbound chargeable events and has received less than four inbound chargeable events within a three month period.

        During 2002, Orange UK saw a small decrease in its market share of active customers to 27.2% from 27.7% at December 31, 2001. The decrease is attributed to Orange UK's focus on high-value contract customers while other operators may be gaining low-value customers. Orange UK's market share of active customers increased in 2001 from 25% at December 31, 2000. Strong performance in both the contract and prepay market sectors in 2002 enabled Orange UK to remain the leading operator in the UK market in terms of active customers. In 2002, Orange UK achieved a 23% share of the net growth in the UK contract market due to, for example, the success of new service plans (e.g. "Your Plan"). In the same period, Orange UK gained a 20% share of the net growth in the UK prepay market. Orange UK's net additional customers in 2002 were 0.9 million compared with 2.6 million in 2001, when it achieved a 33% share of the net growth in the UK contract market and a 53% share of the net growth in the UK prepay market.

        The proportion of contract customers in Orange UK's total customer base increased during 2002 to 31.8% at December 31, 2002 from 30.4% at December 31, 2001. In 2001, the proportion of contract customers in the total customer base declined from 31.3% at December 31, 2000.

        Financial results and key business indicators are presented in euro. However, given the fluctuations in the exchange rate of the pound sterling compared to the euro over the periods presented, we believe that it is also important to include certain information in pounds sterling as a more accurate indicator of the underlying growth of our wireless business in the United Kingdom.

        Total Orange UK turnover can be analyzed as follows:

	Years ended December 31,
	2002	2001	2000
	(euro in millions)
GSM network revenues	5,345	4,590	3,300
Equipment revenues	611	736	839
Orange brand license fee	141	61	—
Other network revenues	5	11	72

Total Orange UK turnover	6,102	5,398	4,211

GSM network revenues

        Orange UK experienced a 16% increase in its network revenues to €5,345 million in 2002 from €4,590 million in 2001 and a 39% increase in 2001 from €3,300 million in 2000. The increase in network revenues was largely attributable to significant increases in Orange UK's average customer base in 2001 and 2002, and from 2002, an increase in the level of average revenue per user through a successful focus on higher value customers and increased data revenues.

Data revenues

        Data revenues include revenues generated from SMS, WAP, GPRS and HSCSD. Data revenues generated 14% of network revenues in 2002 compared to 11% in 2001 and 6% in 2000. SMS revenues represented the largest percentage of data revenues. Orange UK saw a continued high growth rate in the use of SMS in 2002 with more than half the customer base utilizing this service. At the end of 2002, the proportion of prepay network revenues generated from SMS was significantly higher than that of contract network revenues. By the end of 2002, almost 1.1 million of Orange UK's customers were accessing data services through WAP handsets, with games and sports continuing to be the most popular WAP services, more than doubling from 490 thousand customers at December 31, 2001 (181 thousand customers at December 31, 2000). The impact on revenues of new services such as photo-messaging is currently not significant, but is expected to grow in the future as usage increases across the customer base and new offers and further new technologies are introduced.

Annual average revenue per user (ARPU)

        Overall ARPU increased to €415 (£259) for 2002 from €394 (£245) for 2001 due to a higher proportion of contract customers in the total customer base, and higher levels of data revenues. In 2001, overall ARPU decreased from €459 (£280) in 2000 as a result of the dilution caused by an increased proportion of prepay customers in the total customer base.

        Overall ARPU reached inflection point in the first quarter of 2002 and since then has shown a continued quarter on quarter increase. Overall voice ARPU has stabilized and data ARPU has continued to increase. Prepay ARPU also reached inflection point in the first quarter of 2002.

        Contract ARPU increased to €893 (£557) in 2002 from €875 (£544) in 2001 and €861 (£525) in 2000. This was the result of a marked increase in revenues from SMS.

        Prepay ARPU increased to €200 (£125) in 2002 from €194 (£121) in 2001. This was the result of a marked increase in revenues from data services. In 2001, prepay ARPU decreased from €207 (£126) in 2000. This was the result of lower average usage.

Monthly average usage per user (AUPU)

        Due to a higher proportion of contract customers in the total customer base, overall usage increased by 1.4% to 140 minutes per user at December 31, 2002 from 138 minutes in 2001. In 2001 a higher proportion of prepay customers in the total customer base caused a decline in AUPU from 159 minutes in 2000.

        Contract AUPU decreased by 2.7% to 326 minutes in 2002 from 335 minutes in 2001 and 303 minutes in 2000 primarily due to the withdrawal of a high off peak usage tariff.

        Prepay AUPU decreased by 1.8% to 56 minutes in 2002 from 57 minutes in 2001 and from 68 minutes in 2000. While annual rolling prepay AUPU continued to decrease in 2002, the rate of decrease slowed considerably towards the end of the year.

Churn

        Orange UK customers migrating between contract and prepay products are included in individual product churn but are not included in overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to attempted fraudulent connections are not included in churn. We also exclude from churn those connections which, in our view, do not result in active customers, including those as a result of prepay handset upgrades or the removal of handsets from the UK market. Prepay customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

        Overall churn declined to 17.5% in 2002 from 18.4% in 2001. Overall churn increased from 9.2% in 2000.

        Contract churn decreased to 23.1% in 2002 from 26.3% in 2001, due to ongoing focus on retention of high-value contract customers. In 2001 contract churn increased from 23.8% in 2000. From 2001 onwards contract churn included migrations from contract to prepay products. If migrations were excluded, contract churn would have increased by 0.3% to 15.5% at December 31, 2002 from 15.2% in 2001 (15.5% in 2000).

        Prepay churn decreased to 18.8% in 2002 from 19.7% in 2001 due to reduced levels of inactivity. In 2001 prepay churn increased from 5.3% in 2000 due to the removal of a large number of inactive prepay customers from the customer base.

Equipment revenues

        Orange UK equipment revenues decreased by 17% to €611 million in 2002 from €736 million in 2001 and by 12% in 2001 from €839 million in 2000. The decrease in 2002 was primarily due to a 32% decrease in the volume of connections. The decrease in 2001 was due to a 22% decrease in the volume of connections.

Orange brand license fee

        The brand license fee invoiced by Orange UK to operating subsidiaries of Orange S.A. using the Orange name, increased by 131% in 2002 to €141 million, from €61 million in 2001 and zero in 2000, as a result of the roll out of the Orange brand in the following markets:

  •
  in the Dominican Republic, Orange Dominicana was launched under the Orange brand name at the end of 2000;

  •
  in Denmark, Mobilix became Orange Denmark in May 2001;

  •
  in France, France Telecom Mobiles became Orange France in June 2001;

  •
  in Slovakia, Globtel became Orange Slovensko in March 2002;

  •
  Orange S.A.'s newest network, TA Orange in Thailand, was launched under the Orange brand name in March 2002;

  •
  in Romania, MobilRom became Orange Romania in April 2002;

  •
  in the Ivory Coast, Société Ivoirienne de Mobiles became Orange Côte d'Ivoire in May 2002;

  •
  in Cameroon, Société Camerounaise de Mobiles became Orange Cameroun in June 2002.

Other network revenues

        This is non talkplan revenue such as telemetry. In previous years, this included the revenues of Orange Paging and Orange Cellular Services, both of which ceased trading in 2001.

Seasonality

        Historically the number of subscriber connections to the Orange UK mobile telephone network has been greater during the second half of the calendar year than during the first half, primarily due to increased sales during the Christmas season. Therefore, Orange UK's revenues from equipment sales and connection charges, and the aggregate costs of equipment and dealer commissions, have been greater during the second half of the calendar year than during the first half. However, it is difficult to predict the seasonality of subscriber connections in the future. The usage patterns of Orange UK's customers have not exhibited significant seasonal variations, although usage is often lower in the months with fewer working days.

Turnover: International Operations

        Turnover from our international operations increased by 9% to €521 million in 2002, from €477 million in 2001 and by 16% in 2001 from €410 million in 2000.

        Hutchison Telecommunications GmbH, our wholly owned service provider in Germany, contributed revenues of €327 million in 2002, a decrease of 4% from €340 million in 2001, compared to an increase of 15% in 2001 from €295 million in 2000. The customer base of Hutchison Telecommunications GmbH decreased by 11% in 2002 to 710,515 at December 31, 2002 from 799,505 at December 31, 2001, compared to an increase of 11% in 2001, from 720,000 at December 31, 2000. In 2002, the decrease of 11% in the customer base has resulted from the maturity of the German market, which showed limited growth during the year, and the increased commercial focus of Hutchison Telecommunications GmbH on high value customers (residential, business), rather than increasing customers numbers in the less attractive prepay market. The quality of the customer base has improved considerably during 2002. In 2001, the increase of 11% in the customer base resulted from significant market growth and a competitor's insolvency. Hutchison Telecommunications GmbH's ARPU remained stable in 2002 at €546 from €544 in 2001, in line with the greater commercial focus on high value customers and despite the lack of market growth, compared to a decrease of 5% in 2001, from €570 in 2000.

        Hutchison Telecommunications (France) S.A., a French service provider, was disposed of at the beginning of 2001 and therefore did not contribute any revenue in 2002 and 2001, from €103 million in 2000.

        Additionally, turnover from our international operations include management and research & development services of €187 million in 2002, from €121 million in 2001 and zero in 2000, which were invoiced primarily to Orange S.A. and also some of its subsidiaries.

Operating expenses

        The table below sets out information relating to our operating expenses and those expenses as a percentage of total turnover:

	Year ended December 31,
	2002		2001		2000
Cost of sales
UK	2,348	35%	2,130	36%	1,790	39%
International operations	262	4%	271	5%	307	6%
Total	2,610	39%	2,401	41%	2,097	45%
Selling, general and administrative expenses
UK	1,847	28%	1,899	33%	1,714	37%
Of which:
Selling expenses	1,490	23%	1,625	28%	1,487	32%
General and administrative expenses	357	5%	274	5%	227	5%
International operations	386	6%	311	5%	161	4%
Of which:
Selling expenses	150	2%	146	2%	NA	NA
General and administrative expenses	236	4%	165	3%	NA	NA
Total	2,233	34%	2,210	38%	1,875	41%
Research and development	18	—	23	—	5	—

Total operating expenses	4,861	73%	4,634	79%	3,977	86%

Cost of sales

        Our principal cost of sales includes the cost of handsets and accessories, costs associated with operating and maintaining the Orange UK network, interconnect costs, which are the costs of connecting to other operators' networks and the cost of leased lines.

        Total cost of sales grew by 9% during 2002 to €2,610 million from €2,401 million in 2001 and by 14% during 2001 from €2,097 million in 2000. Total cost of sales as a percentage of turnover decreased to 39% in 2002, from 41% in 2001 and 45% in 2000.

United Kingdom

        Cost of sales in 2002 for Orange UK increased by 10% to €2,348 million from €2,130 million in 2001 and by 19% from €1,790 million in 2000.

        The increase in 2002 was driven by an increase in interconnect costs. Interconnect costs increased more rapidly than network revenues due to increased mobile to mobile usage, higher levels of roaming and the first full year of interconnect SMS charging.

        The increase in 2001 was mainly driven by:

  •
  an 84% increase in the level of handset upgrade costs, due to the 98% increase in upgrade volumes during the year; and

  •
  a 74% increase in interconnect costs. Interconnect costs increased more rapidly than network revenues due to the introduction of interconnect charging between UK mobile operators for SMS text messaging, increased contract roaming and introduction of prepay roaming.

        Orange UK's cost of sales in 2002 were 35% of total turnover, compared to 36% in 2001 and 39% in 2000.

International Operations

        Cost of sales in 2002 for our international operations decreased by 3% to €262 million from €271 million in 2001 and by 12% from €307 million in 2000. In 2002, the decrease mainly relates to Hutchison Telecommunications GmbH and is in line with this subsidiary's revenue trend (see "—Turnover: International Operations"). In 2001, the decrease was due mainly to the disposal of Hutchison Telecommunications (France) S.A. at the beginning of 2001. Cost of sales as a percentage of total turnover decreased to 4% in 2002 from 5% in 2001 and 6% in 2000.

Selling, general and administrative expenses

        Selling expenses comprise commissions paid to distributors for customer connections, the costs of advertising and marketing, loyalty programs, direct sales, distributing handsets and accessories, customer care, billing and doubtful debt charges. Administrative expenses include the cost of functions such as finance, planning, regulatory and legal. Also included are overhead costs for property, facilities, personnel and training and information technology support.

        Total selling, general and administrative expenses increased by 1% in 2002 to €2,233 million from €2,210 million in 2001 and increased by 18% in 2001 from €1,875 million in 2000. Selling, general and administrative expenses as a percentage of total turnover decreased to 34% in 2002, from 38% in 2001 and 41% in 2000.

United Kingdom

        In 2002, Orange UK's selling expenses decreased by 8% to €1,490 million from €1,625 million in 2001 due to a reduction in prepay voucher commissions and reduced subscriber acquisition costs due to a lower volume of connections in 2002.

        In 2001, Orange UK's selling expenses increased by 9% to €1,625 million from €1,487 million in 2000. This was mainly due to a 38% increase in customer care costs as a result of a significant increase in the number of customer care staff required to service the larger customer base, an 11% increase in commissions paid to distribution channels for new customers and handset upgrades and a 15% increase in marketing expenses reflecting the additional expenditure required to grow the customer base in a highly competitive market, together with continued commitment to brand development.

        Orange UK's selling expenses decreased to 23% of total turnover, compared to 28% in 2001 and 32% in 2000.

        General and administrative expenses in Orange UK increased by 30% during 2002 to €357 million from €274 million in 2001 and by 21% during 2001 from €227 million in 2000. Orange UK's general and administrative expenses as a percentage of total turnover remained stable at 5% in 2002, 2001 and 2000. These expenses have increased in line with the growth of the business.

International Operations

        Total selling, general and administrative costs for our international operations increased by 24% in 2002 to €386 million from €311 million in 2001 and by 93% in 2001 from €161 million in 2000. Total selling, general and administrative costs as a percentage of total turnover increased to 6% in 2002 from 5% in 2001 and 4% in 2000.

Subscriber acquisition costs (SACs)

        SACs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses." SACs are analyzed separately by subtracting the revenue received from handset sales from the total cost of handsets included in "Cost of sales." This amount is added to the commissions paid to distributors, which are included in "Selling, general and administrative expenses". Subscriber acquisition costs tend to be impacted by seasonal factors such as increased sales (connections) during the Christmas period. This results in a higher proportion of connections and SACs in the second half of the year. Also see "—Inflation".

        The table below sets out information relating to SACs for Orange UK.

	Years ended December 31,
	2002	2001	2000
Total subscriber acquisition costs (euro in millions)	582	699	794
Subscriber acquisition cost per connection (euro)	193	161	136
Of which:
Contract	408	344	321
Prepay	23	66	81
Subscriber acquisition cost per connection (£)	120	100	83
Of which:
Contract	254	214	196
Prepay	14	41	49

        Total Orange UK's SACs decreased by 17% in 2002 to €582 million from €699 million in 2001, due to a 32% reduction in the volume of connections. In 2001, total SACs decreased by 12% from €794 million in 2000, driven by a reduction of 22% in the volume of connections. Overall SACs per connection increased to €193 (£120) in 2002 compared with €161 (£100) in 2001. The increase in 2002 was driven by the mix of connections, with a greater proportion of contract connections. In 2001, overall SACs per connection increased to €161 (£100) compared with €136 (£83) in 2000. The increase in 2001 was driven by increased contract SACs.

        SACs as a percentage of Orange UK's turnover were 10% in 2002, down from 13% in 2001 due to a fall in prepay subsidies following a move to focus on customer retention rather than volume growth (also see discussion in "—Retention Costs"). This led to a fall in the volume of prepay connections in 2002.

        Orange UK's contract SACs per connection increased to €408 (£254) in 2002 from €344 (£214) in 2001. This was mainly due to strong competition in the market with the emphasis on attracting high income generating customers. In 2001, contract SACs per connection increased to €344 (£214) from €321 (£196) in 2000. This was mainly due to increased commissions to certain distribution channels and increased subsidies to target high-value customers.

        Orange UK's prepay SACs per connection decreased from €66 (£41) in 2001 to €23 (£14) in 2002. This was due to reduced prepay subsidies and a greater mix of SIM card only connections. In 2001, prepay SACs per connection decreased from €81 (£49) in 2000 to €66 (£41). From April 2001, prepay handset selling prices were increased. The reduced prepay subsidy led to reduced prepay SACs per connection in 2001.

Retention costs

        Retention costs relate to costs associated with the retention of existing customers where incentives are offered to high value customers to remain on the Orange network. Retention costs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses."

        Retention costs in the United Kingdom increased by 32% to €435 million in 2002, representing 7% of Orange UK's turnover, from €330 million and 6% of turnover in 2001 and €167 million and 4% of turnover in 2000, as Orange UK moved towards focusing on retention of high value customers rather than volume growth. In turn, we have seen a corresponding decrease in subscriber acquisition costs as a percentage of turnover.

Staff costs

        Our staff costs are divided between Cost of sales, Selling, general and administrative expenses and Research and Development, Patents and Licenses. In 2002, total staff costs increased by 11% to €662 million from €594 million during 2001 and by 43% from €416 million during 2000, which was mainly due to expansion in customer services in the United Kingdom. Our average (full time equivalent) number of employees decreased in 2002 to 12,728 employees from 13,836 in 2001 and 11,239 in 2000.

        We have seen efficiencies across the group with headcount reductions in UK operations of 10% in 2002.

Depreciation and amortization (excluding goodwill amortization)

        Depreciation and amortization (excluding goodwill amortization) increased by 16% in 2002 to €812 million from €702 million in 2001 and by 54% in 2001 from €455 million in 2000. Depreciation and amortization mainly relates to the depreciation of our network infrastructure in the United Kingdom and varies as a function of Orange UK's level of infrastructure investment. To a lesser degree, the depreciation of our information systems also affects depreciation and amortization costs.

        To date amortization of intangible assets has not been a significant cost. In the future, however, the cost of the UK UMTS license will be amortized once these services are commercially launched, on a straight-line basis over the remaining life of the license.

Operating income

        Our operating income varies as a function of relative changes in revenues, operating costs and capital expenditure. As we invest in our networks and expand our services and products, depreciation and amortization charges increase accordingly, which has a negative impact on our operating margin.

        Our operating income increased significantly in 2002, to €950 million, from €539 million in 2001 and €189 million in 2000.

        The table below shows the evolution of operating income.

	Years ended December 31,
	2002	2001	2000
	(millions of euro)
UK
Operating income	1,103	667	274
Operating income/GSM network revenues (%)	20.6	14.5	8.3
International Operations
Operating loss	(153)	(128)	(85)

Total Operating income	950	539	189

Interest expenses, net and net debt

        Interest expenses, net, decreased by 27% in 2002 to €214 million from 293 million in 2001, compared to a decrease of 42% in 2001 from €504 million in 2000.

        The underlying net debt decreased by 28% in 2002 to €2,659 million from €3,693 million in 2001, which compares to a decrease of 34% in 2001 from €5,631 million in 2000. Our net debt comprises long-term and short-term borrowings and is presented net of cash and cash equivalents.

        In 2002, the decrease in net interest expenses was primarily due to the reduced level of debt for a total amount of €1,034 million, of which €846 million decrease is a cash movement and €188 million decrease is a non cash movement. The cash movement in the level of net debt during 2002 was mainly a consequence of the following:

  •
  funds generated from operations reached €1,534 million; after deduction of capital expenditure, totaling €1,308 million, and adding a positive impact arising from changes in other operating assets and liabilities of €294 million, the net cash provided by operating activities less net cash used in investing activities, before securitization of receivables, reached €520 million;

  •
  in addition, an amount of €293 million net cash was raised as part of our securitization program in the United Kingdom (see "—Liquidity and Capital Resources") bringing total net cash provided by operating activities less net cash used in investing activities to €813 million; and

  •
  other cash inflows amounted to €33 million, primarily arising from the repayment of the shareholder loan granted by us to Connect Austria for an amount of €34 million (see "—Liquidity and Capital Resources").

        The non cash movement in net debt, i.e. a €188 million decrease in 2002, mainly arises from changes in the sterling to euro translation rate, which resulted in a significant decrease in all pound sterling denominated borrowings.

        In 2001, the decrease in net interest expenses was primarily due to the reduced level of net debt by an amount of €1,938 million and falling rates of interest in the pound sterling. The reduction in the level of net debt during 2001, of which a €2,081 million decrease was a cash movement, was mainly a consequence of the following events:

  •
  funds generated from operations reached €908 million; after deduction of capital expenditure, totaling €1,196 million and adding a positive impact arising from changes in other operating assets and liabilities of €675 million, the net cash provided by operating activities less net cash used in investing activities reached €387 million;

  •
  total cash proceeds arising from the sale of our 50% investment in KPN Orange in February 2001 and of other assets amounted to €533 million, and were partially offset by a €22 million investment in affiliates relating to Orange Communications SA; and

  •
  the Company's share capital and additional paid-in capital was increased by a total amount of €1,183 million in October and December 2001.

        For long-term borrowings, the weighted average fixed interest rate amounted to 7.5% at December 31, 2002 (compared to 7.4% at December 31, 2001 and 7.6% at December 31, 2000) and the weighted average variable rate amounted to 6.1% at December 31, 2002 (compared to 6.3% at December 31, 2001 and 7.0% at December 31, 2000). In 2002, the interest expense charge was not significantly impacted by movements in interest rates due to our high proportion of fixed rate borrowings.

Other non-operating income, net

        In 2002, other non-operating income, net totaled €9 million compared to €388 million in 2001 and zero in 2000.

        In 2002, other non-operating income, net includes losses on disposal of securitized receivables in the United Kingdom amounting to €4 million (see "—Liquidity and Capital Resources") and miscellaneous non-operating items amounting to a positive €13 million.

        In 2001, other non-operating income, net primarily included the gain before tax arising from the disposal of our 50% interest in KPN Orange amounting to €391 million (see "—Liquidity and Capital Resources") and miscellaneous non-operating items amounting to a negative €3 million.

Equity in net loss of affiliates (excluding goodwill amortization)

        Equity in net loss of affiliates primarily consists of our share of net loss of Orange Communications SA amounting to €90 million in 2002, €92 million in 2001 and €194 million in 2000. The equity in net loss of Orange Communications SA reflects our 42.5% shareholding until September 3, 2001 and an increased shareholding of 45% as from that date, arising from the purchase of an additional stake from a co-shareholder. At the end of 2001, Orange Communications SA proceeded to an equity restructuring to allow the continuing expansion of its operations, which led to a further increase of our shareholding to 49.88%. Lastly, we acquired an additional 0.12% stake in Orange Communications SA at the beginning of 2002, bringing its total shareholding to 50%. The remaining 50% of the Orange Communications SA's share capital is held by Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A. In 2000, this line also included our share of net loss of KPN Orange until July 31, 2000 for an amount of €70 million.

        Orange Communications SA was formed in January 1998 and awarded a GSM 1800 license in May 1998. It commenced its operations in June 1999. On December 6, 2000, Orange Communications SA was awarded for CHF 55 million (approximately €35 million), a UMTS license (2 × 15 MHz spectrum) for a duration of 15 years. At December 31, 2002, Orange Communications SA estimated that its GSM network covered over 97.8% of Switzerland's population and had a market share of 17% with 963,000 active customers.

        Orange Communications SA's main financial and operating highlights are as follows:

	Years ended December 31,
	2002	2001	2000
	(in millions of euro, except for customers and ARPU)
Turnover	694	587	479
Network revenues	633	523	404
Active customers (in thousands)	963	925	786
Annual average revenue per user (in euro)(1)	721	618	635

(1)
Switzerland's ARPU was calculated on an active basis for the first time in 2002. Calculated on a like for like basis with 2001, ARPU would have amounted to €633.

        Orange Communications SA's turnover increased by 18% to €694 million in 2002 from €587 million in 2001 and by 23% in 2001 from €479 million in 2000. In 2002, the increase was due to a 21% increase in network revenues due to an increase in overall ARPU. Orange Communications SA moved to reporting customers on an active basis during 2002 (customers were reported on a registered basis at the end of 2001). In 2001, the increase in turnover was mainly due to a 29% increase in network revenues as a result of an 18% growth in the total customer base. This growth was offset by a 15% decrease in equipment and other revenues due to a reduction in the level of gross connections in 2001.

Income taxes

        We incurred a total income tax charge of €238 million in 2002, from €113 million in 2001 and €18 million in 2000. The €238 million income tax charge comprises an income tax charge, before exceptional items of €252 million and a tax credit on exceptional items (see "—Exceptional Items, net of tax") of €14 million. Our effective tax rate calculated based on the income/(loss) before equity in net loss of affiliates, goodwill amortization and exceptional items was 34% for 2002, compared to 18% for 2001 and a negative 6% for 2000.

        Our tax charge increased by €125 million during 2002, from €113 million in 2001 to €238 million, and by €95 million in 2001, from €18 million in 2000, mainly due to higher levels of taxable profits earned in the United Kingdom.

        Our deferred tax assets, net of valuation allowance, were €140 million as at December 31, 2002, compared to €396 million as at December 31, 2001 and €497 million as at December 31, 2000 and relate mainly to Orange Personal Communications Services Limited. The decrease in deferred tax assets, net in 2002 and 2001 resulted mainly from the utilization of tax loss carried forward in the United Kingdom.

Goodwill amortization

        Goodwill amortization relates to fully consolidated subsidiaries and equity affiliates. Goodwill is amortized over a period ranging from five to twenty years, depending on the nature of the business acquired and the strategic value of each acquisition.

        Goodwill amortization amounted to €4 million in 2002, compared to €25 million in 2001 and €51 million in 2000. In 2002, it relates exclusively to Orange Communications SA. In 2001, it related to amortization of goodwill recognized on the acquisition of Wildfire Communications, Inc, which was fully written down to zero at December 31, 2001 (see "—Exceptional Items, net of tax"). In 2000, it related principally to amortization of goodwill recognized on the acquisition of Hutchison

Telecommunications (France) S.A., Hutchison Telecommunications GmbH, Ananova Limited and Wildfire Communications, Inc. Hutchison Telecommunications (France) S.A. and Ananova Limited were transferred to wholly owned subsidiaries of Orange S.A. at the beginning of 2001 and at the end of 2000 respectively. The goodwill arising from the acquisition of Hutchison Telecommunications GmbH was fully depreciated at the end of 2000.

Exceptional items, net of tax

        Exceptional losses before tax amounted to €194 million in 2002, from €98 million in 2001 and €61 million in 2000. A deferred tax credit of €14 million on exceptional items was recorded in 2002, bringing the total exceptional loss, net of tax to €180 million.

        In 2002, the €194 million exceptional losses before tax comprise the following elements:

  •
  an impairment charge of €73 million in relation to our non consolidated investment in Connect Austria, whose fair value was reassessed based on a multi criteria approach at December 31, 2002;

  •
  exceptional costs of €121 million arising from the decision announced by Orange S.A., our parent company, in December 2002 to improve our financial performance by placing stronger focus on cash generation, through savings in capital expenditure and significant reduction in costs and overheads for the period 2003 to 2005. This decision resulted in a restructuring plan, which was initiated across our activities, primarily in the United Kingdom at the end of 2002. The €121 million related expenses mainly comprise redundancy costs, property provisions, write-off of fixed assets, penalties and other exit costs in relation to discontinued projects.

        In 2001, goodwill (€83 million) and other intangible assets (€15 million) arising from the acquisition of Wildfire Communications, Inc and totaling €98 million at December 31, 2001 were fully written down to zero as at that date.

        In 2000, professional advisory fees of €45 million were incurred in respect of the re-flotation of Orange plc, which was cancelled due to the acquisition of Orange plc by France Telecom. The acquisition triggered a change of control clause in the senior notes and as a result, we made an offer to bondholders to repurchase the senior notes (€5 million). Arrangements and other fees of €18 million relating to these notes were also expensed. A gain of €7 million was recognized on the disposal of a number of investments to Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A.

Net income/(Loss)

        We generated a net income of €219 million in 2002, from €306 million in 2001 and a loss of €717 million in 2000.

Inflation

        Inflation has not had a significant effect on our results of operations and financial condition during the three years ended December 31, 2002.

Foreign currency risk management

        Foreign currency risk arises as a result of transactional exposures such as foreign currency denominated purchases of equipment and services (network equipment and handsets), inter-company payables and roaming fees. Our treasury policies stipulate that such risks must be hedged, when identified and as and when appropriate, by using forward foreign exchange contracts and currency options.

        The aim of this approach is to achieve hedge accounting qualification and minimize volatility in earnings as a result of movements in exchange rates. The major transaction risk identified as of December 31, 2002 was with respect to the euro and pound sterling.

        Where appropriate, we will match assets and liabilities in the same currency.

        As of December 31, 2002 we were in compliance with our treasury policies, in respect of foreign currency risk management. As of that date, we had outstanding a total notional amount of foreign currency swaps and forward exchange contracts of €645 million, compared to €632 million as at December 31, 2001. The fair value of foreign exchange derivatives, valued at December 31, 2002 by discounting cash flows, was an unrealized gain of €41 million.

        With respect to the consolidated income statement and consolidated cash flow statement for the years ended 2002, 2001 and 2000, all amounts in pounds sterling were converted into euro at the average rates of €1.5909, €1.6084 and €1.6413 respectively. All pound sterling denominated balance sheet amounts were converted into euro at the applicable period end rates consistent with the consolidated financial statements. Individual transactions that are disclosed and denominated in pounds sterling were translated at the applicable spot rate.

        In order to permit a more meaningful comparison of our 2002 performance against 2001, the following selected 2001 financial information has been recalculated to exclude the impact of fluctuations in foreign exchange rates, using the 2002 rates in 2001 on a like for like basis:

	Years ended December 31,
	2002	2001 with 2002 FX rates	2001	Growth % 2002/2001 with 2002 FX rates	Growth % 2002/2001
Turnover	6,623	5,815	5,875	13.9%	12.7%
Operating income	950	535	539	77.6%	76.3%

        We are not exposed to any foreign currency risk on non-hedged foreign currency borrowings.

        The United Kingdom has not yet adopted the euro as its legal tender. Were the United Kingdom to join the single currency at a later date, the euro would replace sterling and would result in the redenomination of all sterling assets and liabilities into euro. Systems are currently under development in the United Kingdom to pay and receive amounts in euro where commercially required. For further information see "Item 11 Quantitative and Qualitative Disclosures about Market Risk".

5B. Liquidity and capital resources

Liquidity and capital resource requirements

        We expect our principal liquidity and capital resource requirements to consist of the following:

  •
  capital expenditures for our network in the United Kingdom, including UMTS network build-out costs as reassessed by the management following the announcement of Orange S.A.'s new plans in December 2002 as described below; and

  •
  debt service requirements relating to existing contractual obligations.

        In December 2002, Orange S.A. announced its plan to accelerate cash and profit generation over the next three years. This plan, which covers the 2003 to 2005 period, aims to generate an additional €5 to 7 billion of net cash provided by operating activities less net cash used in investing activities, approximately 10% to 18% of which will come from us as a wholly owned subsidiary of Orange S.A., through a combination of more strict financial targets across the Orange S.A. group and more rigorous discipline on capital and operating expenditures. Accordingly, we intend to achieve our target to generate an additional €0.7 to 0.9 billion of net cash provided by operating activities less net cash used in investing activities through reductions in capital expenditures, operating costs margins and also through improved working capital requirements. As a part of this new plan, we have reduced headcount and operating costs in the United Kingdom and, in line with current market conditions, have deferred much of our expenditure on 3G technology, placing greater emphasis on the use of 2.5G technologies such as GPRS.

Capital expenditure for tangible assets

        The wireless communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks.

        Our total capital expenditure for tangible assets, i.e. additions to tangible assets, decreased by 9% in 2002 to €1,171 million from €1,288 million in 2001, which compares to an increase of 14% in 2001, from €1,133 million in 2000.

        In the UK, tangible capital expenditure decreased by 8% to €1,162 million in 2002, from €1,266 million in 2001, reflecting the slowdown in 2G capital expenditure and lower than anticipated 3G capital expenditure. This compares to an increase of 12% in 2001 from €1,127 million in 2000, as Orange UK continued to invest for capacity and coverage and started to prepare and acquire 3G sites.

        Our tangible capital expenditure includes investments in information technology. In 2002, €145 million of tangible capital expenditure related to information technology, including computer systems and software, compared to €160 million for the year ended December 31, 2001.

        Based on the plan announced by Orange S.A. in December 2002 to further improve cash generation, our targeted capital expenditure is now estimated at between €2.5 billion to €3 billion for the three years from 2003 to 2005. Thereafter, we intend to reduce our capital expenditure and target a decrease of our ratio of capital expenditure to turnover from 18% in 2002.

        In order to achieve the capital expenditure savings expected over the 2003 to 2005 period, we plan to undertake the following initiatives:

  •
  defer much of our expenditure on 3G equipment, by exploiting the potential of 2.5G services as a preliminary step to the launch of 3G. At the same time, we will continue to acquire sites in order to maintain our competitive position in the United Kingdom and be operationally ready when 3G is launched. Our strategy is to offer the best quality network to our customers.

  •
  aim at crystallizing synergies through the introduction of product platforms across Orange S.A.'s operations.

Investments and proceeds from the sale of investments

        Our total cash paid for investment securities and acquired business (net of cash acquired) was zero in 2002 and 2001 compared to €330 million in 2000. The large outflow in 2000 was caused by the acquisition of Ananova Limited and Wildfire Communications, Inc.

        Proceeds from the sale of investments and other assets amounted to €41 million in 2002 compared to €533 million in 2001 and zero in 2000. In 2002, it primarily related to the full repayment on all loans advanced to Connect Austria GmbH in an amount of €34 million. In 2001, it primarily related to the sale of our 50% interest in KPN Orange to KPN Mobile for which we received a total cash consideration of €500 million, including €102 million in respect of repayment of a shareholder loan.

        We do not expect to acquire shareholdings or investments in new subsidiaries over the next three years.

        On March 13, 2003, we disposed of our shareholding in Orange Holdings Limited for a total consideration of £202,308,000 (approximately €302 million) (see "Item 7B. Related Party Transactions").

Sources of liquidity and capital resources

        We expect to have substantial liquidity and capital resource requirements as we continue to develop our wireless business and in connection with our existing contractual obligations (see "Item 5F. Tabular Disclosure of Contractual Obligations").

        Our primary sources of financing consist of the following:

  •
  funds generated from operations;

  •
  financing from banks and bond issues;

  •
  financing from France Telecom and Orange S.A.; and

  •
  securitization of receivables.

        We expect to continue to rely upon these sources of liquidity and capital resources in the future. Our financial and capital structure will be reviewed regularly to ensure optimal tax efficiency within the applicable tax laws and regulations.

        We believe that our liquidity and capital resources should be sufficient to satisfy our requirements for the foreseeable future, in particular given that Orange S.A. has stated its intention to continue to provide us with financial support. However, if we underestimate our capital requirements or overestimate our future cash flows, then we may be forced to incur additional debt or to issue equity. We cannot assure you that future conditions in the loan and debt and equity/capital markets will not adversely affect our financial condition or results of operations, particularly if the cost of capital increases as we and other wireless operators continue to seek large amounts of debt and equity financing to develop our respective operations.

Funds generated from operations

        Our funds generated from operations increased by 69% to €1,534 million in 2002 from €908 million in 2001, compared to an increase of €836 million in 2001 from €72 million in 2000. Any decrease in the demand for our services due to, among other things, increased competition or rapid and significant changes in technology would reduce our availability of funds.

        Based on our plan to generate an additional €0.7 to 0.9 billion of net cash provided by operating activities less net cash used in investing activities, between 2003 and 2005, we plan to reduce operating expenses by implementing the following plan:

  •
  optimizing the level of corporate costs, through a strict cost to benefit approach, the elimination of duplications and the reduction in sponsorship costs;

  •
  focusing on cost savings, through the reduction in the use of temporary staff or consultants, the elimination of duplication and the cancellation of non essential projects, and will work with suppliers in order to optimize the supply chain and obtain better roaming and international interconnect agreements.

Securitization of receivables and changes in other operating assets and liabilities

        We entered into a securitization program in December 2002, whereby trade receivables generated by the mobile telecommunication business of Orange PCS in the United Kingdom were transferred without recourse to a trust set up in Jersey under UK law. This program covers existing receivables as of the date the securitization transaction was entered into and receivables, which will come into existence during the expected five-year lifetime of the program as and when mobile telecommunication services are rendered and related revenues are earned. Orange PCS remains in charge of the servicing of these receivables on behalf of the trust.

        The trust raised funds from third party investors through rated securitization conduits to finance the purchase price of the securitized receivables less deferred purchase prices. Deferred purchase prices are subordinated to cover the risk of non-recovery of the securitized receivables and allowances are recorded to provide for such non-recovery, consistent with the risk profile of securitized receivables and our collection and customers' credit policies.

        In 2002, the impact of the transaction was as follows:

  •
  we sold receivables with a face value of €346 million, resulting in a total €4 million loss on disposal (see "Item 5A Operating Results").

  •
  the net cash raised by us totaled €293 million and is reflected in securitization of receivables in the 2002 selected cash flow information.

  •
  deferred purchase prices, gross retained by us amounted to €47 million as at December 31, 2002. Deferred purchase prices, after depreciation of €47 million, amounted to zero as at December 31, 2002.

        The securitization agreement is subject to standard financial and operating covenants, which, in the event of a breach, would lead to the cessation of the purchase of new trade receivables from us. For further information see Note 17 to our consolidated financial statements.

        The expected lifetime of the securitization programs is a period of five years starting from December 2002. However we have the option to terminate the securitization programs at any time at our sole discretion.

        In line with our announcement to accelerate cash generation, enhancement of working capital should be achieved over the period 2003 to 2005 through working capital savings across receivables, payables and inventories.

Financing from banks and bond issues

        Orange Holdings (UK) Limited has a €1,869 million (£1,215 million) senior debt facility from a syndicate of banks used to finance the ongoing investments in our UK network. This facility has been amortizing since 2001. In addition to the scheduled repayments in 2002 an additional €165 million equivalent was prepaid and cancelled. As result of strong cash generation in the UK business a further €24 million equivalent was prepaid. At December 31, 2002, €1,438 million (£935 million) had been drawn under this senior debt facility, compared to €2,545 million (£1,549 million) at December 31, 2001.

        In July 1998 and June 1999, we issued senior notes totaling €1,592 million (equivalent). A series of offers to repurchase these notes by us were made as a result of changes of control in 2000. This resulted in a total of €576 million equivalent being repurchased in 2000. No further repurchases were made during 2001 and 2002. The remaining outstanding senior notes, totaling €1,089 million as at December 31, 2002 (compared to €1,164 million as at December 31, 2001), mature between 2006 and 2009. Our senior notes are redeemable on maturity and we have not granted any specific guarantee to the bondholders. However, some of the notes are subject to an early repayment clause, which can be exercised only by us as the issuer. We have decided to exercise our option to redeem our senior notes due in August 2008. The senior notes are scheduled to be redeemed on August 1, 2003 at the redemption price of approximately £205.9 million, €97.6 million and $18.5 million for each of the respective series of notes. At August 1, 2003, the principal outstanding amount for each of the respective series of notes being redeemed will be approximately £197.3 million, €94.1 million and $19.2 million.

        Those financing arrangements are subject to standard covenants, which, in the event of default or unfavorable change, might lead to the early repayment by us of the amounts outstanding under the facilities. For further information see note 17 to our financial statements.

Financing from France Telecom and Orange S.A.

        At December 31, 2000, we had a short-term facility negotiated on an arm's length basis of €1,818 million with France Telecom which bore interest at one month LIBOR plus a margin of 42.5 basis points. On October 5, 2001, we increased our share capital and additional paid-in capital and part of the proceeds of this capitalization were used to repay outstanding drawings of €463 million on the credit facility with France Telecom.

        Orange S.A. provided to us a credit facility for €500 million negotiated on an arm's length basis which commenced on January 31, 2001 to cover general financing requirements. On October 5, 2001 the outstanding drawings of €481 million under this facility were repaid with part of the proceeds from our capitalization.

        We have a facility of USD 130 million (€124 million), of which €8 million have been drawn down at December 31, 2002, from Castle Worldwide Finance CV, a wholly owned subsidiary of Orange S.A. formed in 2002. The facility bears interest at a rate equal to LIBOR plus 300 basis points and matures on December 31, 2003.

        We have a facility of £16 million (€25 million), of which €15 million had been drawn down at December 31, 2002, compared to £14 million (€23 million) at December 31, 2001, from Ananova Limited, a wholly owned subsidiary of Orange S.A. It bears interest at a rate equal to LIBOR less 10 basis points.

        The purpose of the facilities outstanding at December 31, 2002 is to cover our general financing requirements. They were negotiated on an arm's length basis and can be repaid at any time without penalty.

Interest rate risk management

        We are not materially exposed to interest rate movements due to our high proportion of fixed rate borrowings: fixed rate long-term borrowings amounted to €2,311 million at December 31, 2002 (from €2,743 million at December 31, 2001) and variable rate long-term borrowings amounted to €216 million at December 31, 2002 (from €989 million at December 31, 2001).

        Our consolidated interest rate exposure is managed against a pre-established minimum fixed/floating rate mix. At any point in time, the total debt portfolio must be hedged into fixed rate according to the following rule: minimum of 60% / 50% / 40% fixed rate in years 1, 2 and 3 on a 3 year rolling basis. As of December 31, 2002, we were in compliance with our treasury policies, in respect of interest rate risk management.

        The fixed/floating rate limits are reviewed periodically by our Treasury Committee, on the basis of changes in the underlying debt portfolio and forecast changes in debt, as well as expected movements in interest rates.

        In order to hedge our floating interest rate exposure, we enter into fixed/floating rate swaps and are a purchaser of interest rate derivative products. Our internal guidelines prohibit us from being a net seller of interest rate options (net receiver of premium).

        As of December 31, 2002, we had outstanding a total notional amount of interest rate swaps and interest rate caps of €2,213 million, compared to €4,125 million at December 31, 2001. The fair value of interest rate derivative instruments, valued at December 31, 2002 by discounting future cash flows, was an unrealized loss of €39 million.

        The following table analyses our total credit facilities by currency, interest rate, maturity and status of hedging:

		Total amount available under lines of credit
Currency	Fixed or variable rate	Local Currency	Euro equivalent	Maturity	Existence of hedging
		(millions of euro)
GBP	Floating	1,215	1,689	November 2005	Interest rate swap
GBP	Floating	16	25	No maturity date	—
USD	Floating	130	124	December 2003	—

Total			2,018

        The table below shows the maturity of our underlying debt before and after the impact of derivative instruments(1):

	Less than one year	Between one and five years	More than five years
	(millions of euro)
Bonds	—	189	900
Long term bank loans	532	906	—
Other long term loans and capital leases	51	12	—
Other short term debt and bank overdrafts	185	—	—

Gross financial debt	768	1107	900
Cash and cash equivalents	(116)	—	—

Net debt before management(1)	652	1,107	900
Off balance sheet management(1)	(907)	(1,307)	—

Net debt after management(1)	(255)	(200)	900

(1)
"Management" relates to derivatives used for interest rate risk management exclusively.

5C. Research and development, patents and licenses, etc.

        Total research and development costs decreased by 22% in 2002 to €18 million from €23 million in 2001 and increased by 360% in 2001 from €5 million in 2000.

        Research and development costs incurred in 2002 and 2001 mainly related to the development of new services and technologies. In 2001, they also included one off research costs undertaken on the videophone in the United Kingdom.

        Additionally, we incur development costs in relation to the roll out of our networks and the development of network or non-network related software, which are eligible for capitalization and included in the capital expenditure for tangible assets discussed in "Item 5B. Liquidity and Capital Resources."

5D. Trend information

        In 2003 we are expecting further growth in turnover, in light of the strategic review in December 2002. In December 2002, Orange S.A. announced its plan to accelerate cash and profit generation over the next three years. This plan, which covers the 2003 to 2005 period, aims to generate an additional €5 to 7 billion of net cash provided by operating activities less net cash used in investing activities, approximately 10% to 18% of which will come from us as a wholly owned subsidiary of Orange S.A., through a combination of more strict financial targets across the Orange S.A. group and more rigorous discipline on capital and operating expenditures. Accordingly, we intend to achieve our target to generate an additional €0.7 to 0.9 billion of net cash provided by operating activities less net cash used in investing activities through reductions in capital expenditures, operating costs margins and also through improved working capital requirements. As a part of this new plan, we have reduced headcount and operating costs in the United Kingdom and, in line with current market conditions, have deferred much of our expenditure on 3G technology, placing greater emphasis on the use of 2.5G technologies such as GPRS.

5E. Off-balance sheet arrangements

        As described in Note 18 of the consolidated financial statements, our main off balance-sheet commitments are as follows:

Off balance sheet commitments related to network equipment and inventories

        In the ordinary course of our activities, we enter into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers some of which contain price protection clauses. Our committed expenditures under such contracts at December 31, 2002 are disclosed in the table on contractual obligations (see "—Tabular Disclosure of Contractual Obligations").

Off balance sheet commitments related to network construction and operation

        Under our UMTS license agreement, we are committed to, among other things, provide telecommunications services to at least 80% of the population of the United Kingdom by December 2007. Consequently, we will incur significant capital expenditures over future years in order to build out our network and meet the license obligations in the United Kingdom. Management believes that we have the ability to meet these obligations.

Lease commitments

        Our obligations under the 1995 and 1997 Orange PCS's defeased leases are not reflected in the total contractual obligations shown in "Item 5F. Tabular Disclosure of Contractual Obligations" because of the early extinguishment of these commitments.

        As part of its lease agreements concluded in 1995 and 1997, Orange PCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange PCS's rental obligations. These funds, which totaled €1,157 million at December 31, 2002 (compared to €1,247 million at December 31, 2001) together with the interest earned thereon, will be used to settle Orange PCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in our consolidated balance sheet as deferred income that will be amortized to the consolidated income statement over the lease term on a straight-line basis. This net credit, which amounted to €142 million at December 31, 2002 (compared to €160 million at December 31, 2001), includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

        In the ordinary course of our business, we give certain guarantees of which the more significant at December 31, 2002 are as follows:

  •
  Substantially all of Orange Holdings UK's and its subsidiaries' fixed assets, representing a net book value of €10,006 million, have been pledged to the benefit of financial lending institutions in order to guarantee the repayment of lines of credit, amounting to €1,869 million, of which €1,438 million had been drawn down at December 31, 2002;

        The assets pledged at December 31, 2002 can be analyzed as follows:

	Amount of assets	Total balance sheet assets	% of assets
	(millions of euro)
Intangible assets, net (excluding goodwill)	6,298	6,298	100%
Property, plant and equipment, net	3,708	3,724	100%
Non consolidated investments	—	—	n/a

Total	10,006	10,022	100%

        The pledges were put in place in the form of fixed and floating charges in December 1997 and will mature in December 2005.

  •
  pursuant to a Shareholder Support Agreement, we are required to make a Shareholder Contribution available to Connect Austria, a 17.45% owned investment, up to a total maximum amount of €68 million. Our obligation under this agreement will be extinguished at the end of 2009.

  •
  under the share transfer agreement dated December 13, 2000, which resulted in the sale of our 50% shareholding in KPNO to KPN Mobile in February 2001, we have agreed to indemnify and hold KPN Mobile and KPNO harmless against any claims for losses, costs or liabilities of any kind, which may arise from untrue or inaccurate representation made by us or breach of warranty or default on obligation by us under this agreement. The indemnity is strictly limited to a maximum total amount of €398.5 million and expires in February 2004. We have not received any indemnification claim to date.

5F. Tabular disclosure of contractual obligations

        Our contractual obligations and other commitments as at December 31, 2002 are summarized below:

	Payments due
	Total	By end of 2003	Between 2004 and end of 2005	Between 2006 and end of 2007	2008 and thereafter
	(millions of euro)
On balance sheet
Long-term borrowings	2,590	583	918	189	900
Short-term borrowings	185	185	—	—	—
Off-balance sheet
Operating leases	1,215	184	309	223	499
Capital lease	65	53	12	—	—
Purchase of fixed assets and other services	547	547	—	—	—

Total contractual obligations	4,602	1,552	1,239	412	1,399

	Commitments maturing during each period
	Total	By end of 2003	Between 2004 and end of 2005	Between 2006 and end of 2007	2008 and thereafter
	(millions of euro)
Credit facilities	2,018	656	1,337	—	25

Total other commitments	2,018	656	1,337	—	25

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and senior management

Directors

        The following are our directors at March 31, 2003:

John Allwood

        Joined Orange UK in December 2000 and is the Chief Executive Officer of Orange plc and UK Executive Vice President of Orange S.A. He is responsible for all existing operations and future expansion in the United Kingdom. John Allwood came to Orange from the Trinity Mirror Group, where he was Deputy Chief Executive and Chief Operating Officer. He joined the Mirror Group in 1992 as Finance Director, becoming Chief Executive in 1999 before its merger with Trinity plc. Prior to that, he was Finance Director at Microtel Communications, later to become Orange. He began his career in regional newspapers, moving to News International in 1980 as Chief Accountant for "the Sun" and "News of the World", rising to Finance Director of Sky Television in 1989. John holds a BA (Hons) in Economics and Statistics from Exeter University, as well as being a fellow of the Institute of Chartered Accountants of England and Wales. Age: 51.

Philippe McAllister

        Director of Orange plc since August 22, 2000. He is also Head of Legal Services and Company Secretary of Orange S.A. Philippe joined France Telecom in 1997 as International General Counsel and held this position prior to joining Orange S.A. Previously he worked in both industry and private practice in the United Kingdom before moving to Paris in 1989 to work as in-house counsel for THOMSON multimedia S.A., latterly as General Counsel—Europe. Philippe is on the Board of a number of other Orange S.A. Group companies the principal ones of which are Ananova Limited, Mobistar S.A. in Belgium, and Orange A/S in Denmark. Philippe is a solicitor and holds an honors degree from the University of Glasgow where he majored in EU law. Age: 44.

Mike Newnham

        Joined Orange UK in March 2001 and is the Chief Financial Officer of Orange plc and the UK Vice President of Finance and Purchasing. Formerly, Mike was a Director at PricewaterhouseCoopers. Mike is also a director of Mainline Communications plc and Midland Communications Distribution Limited. Mike holds a BA (Hons) in Management Science, as well as being an associate of the Institute of Chartered Accountants of England and Wales. Age 36.

Senior management

        The following are our senior management responsible for the operations of Orange UK:

Jeremy Dale

        Joined Orange in August 2002 as Vice President of the newly creative Brand Marketing Directorate. Jeremy is responsible for brand communications, development and strategy within the UK. Prior to joining Orange, Jeremy was Sales & Marketing Director for ONdigital, overseeing it's high-profile rebrand to ITV Digital. He previously worked for Nintendo's UK operation, where he launched Pokemon. Age: 38

Amanda Doyle

        Joined Orange UK in May 1991 as a legal adviser and is responsible for the provision and management of legal services to the UK operational businesses. Prior to that, Amanda worked as a solicitor in private practice. Amanda holds a LLB (Hons) in Law from the University of Warwick and is admitted as a Solicitor in England and Wales. Age 39.

Paul Franklin

        Joined Orange UK in September 1994 and is responsible for regulatory affairs for Orange S.A. and for regulation and carrier services for the UK business. Prior to this, Paul was responsible for regulatory affairs at Energis in the UK. Before that, he was responsible for regulatory affairs at Microtel Communications, later to become Orange. Paul holds an MA from Cambridge University. Age 46.

Ian Fraser

        Joined Orange UK in October 2000 as Head of Retail Activities and later became Sales and Distribution Director. In 2002 Ian accepted the position of Vice President of Customer Delivery and is responsible for sales, retail, customer services, devices and the supply chain. Prior to that, he was Trading Director at Safeway Stores plc. Ian holds a B.Acc from the University of Glasgow and is a member of the Institute of Chartered Accountants of Scotland as well as a Fellow of the Royal Society of Arts, Commerce and Manufacturies. Age: 46.

Richard Hanscott

        Joined Orange UK in November 1997 and is responsible for the medium and large corporate business markets in the UK. Prior to joining Orange, Richard worked in the Information Technology sector for over 14 years, having latterly held senior positions at Hewlett Packard. Richard holds a B.Tech (Hons) in Mechanical Engineering from Loughborough University. Age 42.

Didier Lebrat

        Joined Orange UK in June 1999 and is Vice President, Technical, responsible for technical functions covering design, implementation and operations of the IT and Network systems. Didier is also Chief Information Officer for Orange S.A. Prior to joining Orange, Didier was Director of Network at Bouygues Telecom in France. Didier, a French citizen, graduated from the Ecole Supérieure en Génie Electrique. Age: 42.

Steve Olive

        Joined Orange UK in February 2001 and is Vice President Business Support. Formerly Steve was Group HR Director for Scapa Group plc. Prior to that he was Personnel Director for the William Hill Organisation Limited from 1990 through to 1996. Steve holds a BA (Hons) in Business Studies from Trent Polytechnic. Age: 49.

Mark Paterson

        Joined Orange UK in August 1990 as Legal Services Manager and was Company Secretary and General Counsel for the Orange Group from 1995 until 2001. Mark is now Vice President, Operational and Corporate Development for Orange UK. Mark is a Barrister. Age: 42.

David Taylor

        Joined Orange UK in May 2000 and is responsible for marketing and new product development for the UK consumer and small business markets. Prior to joining Orange UK, he was Group Product Director at Mondex International, a subsidiary of MasterCard International. David holds a PhD from Nottingham University and an MBA from Cranfield University. Age 41.

Orange S.A. Group executives

        The following are Orange S.A. Group executives with responsibility for overseeing the Orange UK operations:

Solomon Trujillo

        Joined Orange S.A. in March 2003 as Chief Executive Officer, having served as a non-executive Director of Orange S.A. since January 2001. He has been on the Chairman's Council at Alcatel SA since 2000. Following his MBA from the University of Wyoming in 1974, he began his professional career at Mountain Bell Telephone. Solomon was appointed President and CEO of USWest in 1995 and Chairman in 1999. He stepped down from this position in June 2000 when USWest was purchased by Qwest Communications. From January 2001 to early March 2003, Solomon was Chairman and CEO of Graviton Inc. Age: 51.

Wilfried Verstraete

        Joined Orange S.A. on March 3, 2003 as Chief Financial Officer. He was Chief Financial Officer and General Counsel of Wanadoo since September 1, 2000, and also served as Chief Financial Officer and Counsel for the Consumer Internet Division of France Telecom. After holding several management positions in Belgium and abroad with the Recticel group, the European leader in polyurethane foam, in 1996 Wilfried joined Mobistar, then a subsidiary of France Telecom in Belgium, where he participated in its launching of Wanadoo. Wilfried holds a master's degree in Finance from the VLEKHO. He also earned a degree in economic sciences from the VUB (Vrije Universiteit Brussel) in 1981. In 1993, he trained with INSEAD's International Executive Programme in Fontainebleau. Age: 45

6B. Compensation

        Compensation of the directors and executive officers comprises salaries, benefits, bonuses and share scheme compensation payments

        The annual bonus scheme is based on agreed financial and personal targets linked to our performance. A bonus of 50% of the basic salary applies where these targets are achieved and the maximum possible bonus is 62.5% of basic salary.

        The total compensation of the directors and senior management who provided services relating to Orange plc for the year ended December 31, 2002 was €10.02 million (£6.3 million) of which €0.68 million (£0.43 million) was in pension contributions. Our highest paid director received €1.59 million (£1.0 million) as compensation for the year ended December 31, 2002.

6C. Board practices

        All three of our directors retired and were re-elected at the Annual General Meeting of the Company on July 31, 2002 and are required to retire again at the Annual General Meeting in the third calendar year from their re-election.

        None of our directors have service agreements. We do not currently maintain an audit or a remuneration committee.

6D. Employees

        For the year ended December 31, 2002 we employed 12,728 average full time equivalent employees. The average number of people employed by us, including directors, for each of the past three financial years by category was:

	At December 31,
	2000	2001	2002
Customer services	6,067	7,520	6,344
Technical and engineering	2,075	2,519	2,551
Finance and Administration	1,171	1,408	1,455
Marketing, Sales and Distribution	1,926	2,389	2,378

Total	11,239	13,836	12,728

        For the years ended December 31, 2000, 2001 and 2002 the weighted average number of people we employed, including directors, by segment, was:

	At December 31,
	2000	2001	2002
UK	10,132	12,734	11,437
International Operations	1,107	1,102	1,291

Total	11,239	13,836	12,728

        Orange UK employed 819 full time equivalent temporary employees at December 31, 2002.

6E. Share ownership

        None.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major shareholders

        99.99% of our issued share capital is held by Orange S.A. The remainder is held by other subsidiary companies of France Telecom S.A.

7B. Related party transactions

Financings

        In January 2000, we borrowed £336 million (€531 million) from Mannesmann. This loan was negotiated on an arm's length basis and bore interest at one week LIBOR plus a margin of 150 basis points. These funds were used to fund the repurchase of the senior notes in January 2000. The loan was repaid in September 2000 by France Telecom.

        At December 31, 2000, we had a short-term facility negotiated on an arm's length basis of €1,818 million with France Telecom which bore interest at one month LIBOR plus a margin of 42.5 basis points. On October 5, 2001, we increased our share capital and additional paid-in-capital and part of the proceeds of this recapitalization were used to repay the outstanding drawings of €463 million on the credit facility with France Telecom.

        Orange S.A. provided to us a credit facility for €500 million negotiated on an arm's length basis which commenced on January 31, 2001 to cover general financing requirements. On October 5, 2001 the outstanding drawings of €481 million under this facility were repaid with part of the proceeds from the issue of 28,578,000 shares at £20.58.

        We have a facility of USD 130 million (€124 million), of which €8 million has been drawn down at December 31, 2002, from Castle Worldwide Finance CV, a wholly owned subsidiary of Orange S.A. formed in 2002. The facility bears interest at a rate equal to LIBOR plus 300 basis points and matures on December 31, 2003.

        At the year end 2002, we also had a loan of £16 million (€25 million) of which €16 million had been drawn down at December 31, 2002, compared to £14 million (€23 million) at December 31, 2001, from Ananova Limited, a wholly owned subsidiary of Orange S.A., to cover general financing requirements. The loan was negotiated on an arms' length basis and bears interest at a rate equal to overnight LIBOR less 10 basis points and can be repaid at any time without penalty.

        The purpose of the facilities outstanding at December 31, 2002 is to cover our general financing requirements. They were negotiated on an arm's length basis and can be repaid at any time without penalty.

        We have granted a facility of £25 million (€39 million), which has been fully drawn down at December 31, 2002 and 2001, to Orange S.A. in order to cover their general financing requirements. This facility bears interest at a rate equal to LIBOR less 10 basis points and can be repaid at any time without penalty.

Other transactions

        Our turnover includes an Orange Brand license fee of €141 million in 2002 (€61 million in 2001 and zero in 2000), invoiced to the operating subsidiaries of Orange S.A., which are using the Orange brand name. In addition, management and research & development services of €187 million (€121 million in 2001) were invoiced primarily to Orange S.A. and also to some of its subsidiaries.

        We also incurred management fees of €26 million from Orange S.A. in 2002 (zero in 2001 and 2000).

        Pursuant to an agreement dated December 21, 2000, as part of the Orange S.A. group restructuring, Orange plc transferred certain assets to a wholly owned subsidiary of Orange S.A., Wirefree Services Belgium (formerly France Telecom Participations Belgium S.A.) for a total consideration of approximately €532 million. This transfer was concluded on an arms length basis and included, among others, Orange plc's holdings in Ananova Limited, Bangkok Inter Teletech Co. Ltd, NewsTakes, Incl, PocketThis, Inc. and Book2eat Holdings Limited.

        In 2002 and 2003, Orange S.A. initiated changes in its internal organizational structure in order to improve its operating efficiency in relation to three main areas, mass market services, business services and technical development. As part of this strategic review, Orange S.A. began a reorganization project to align its corporate structure with its operating structure, which is currently being effected by bringing Orange S.A.'s international operations outside of France and the UK, including its operations in the United States and Germany and its interests in Austria and Switzerland, under a single management organization. In connection with this reorganization project, Orange S.A.'s operations outside of France and the UK were regrouped under a UK holding company, Orange Global Limited, a wholly owned subsidiary of Orange S.A., in March 2003.

        On March 13, 2003, Orange Global Limited entered into a share purchase agreement with Orangedot Limited, a wholly owned subsidiary of Orange plc, to purchase the shares in Orange Holdings Limited for a total consideration of £202,308,000 (approximately €302 million). As a result, our 100% shareholdings in Wildfire Communications, Inc and Hutchison Telecommunications GmbH and our 17.45% interest in Connect Austria GmbH and 50% interest in Orange Communications SA, all held through Orange Holdings Limited, have been transferred to Orange Global Limited. Orange Holdings Limited and its subsidiaries are "Unrestricted Subsidiaries" as defined under the indentures to our senior notes. The total interests transferred from us pursuant to the share purchase agreement with OrangedotLimited represent approximately (0.3)% of our total EBITDA (as defined in the senior note indentures) and 3.1% of our total long-term assets for the year ended December 31, 2002. This agreement has been negotiated on an arm's length basis.

        The main other transactions with related parties in the normal course of business relate to interconnection between networks.

7C. Interests of experts and counsel

        Not applicable.

ITEM 8  FINANCIAL INFORMATION

8A. Consolidated statements and other financial information

        Audited financial statements for the year ended December 31, 2002 are included in Item 18.

Legal and arbitration proceedings

        We are involved in several court proceedings as part of the ordinary course of our business. Currently, there are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by us or any of our network operators, of which we are aware, which are likely to have a material effect on our financial condition, results of operations or liquidity.

        As is the case with many companies in the telecommunications industry, we have from time to time received claims alleging possible unfair competition and infringement of certain intellectual property rights, as well as claims relating to our products or services. Regardless of the validity or the success of such claims, we could incur significant costs with respect to the defense of such claims which could have a material adverse effect on our results of operations or financial condition.

8B. Significant changes

        In 2002 and 2003, Orange S.A. initiated changes in its internal organizational structure in order to improve its operating efficiency in relation to three main areas, i.e. mass market services, business services and technical development. As part of this strategic review, Orange S.A. began a reorganization project to align its corporate structure with its operating structure, which is currently being effected by bringing Orange S.A.'s international operations outside of France and the UK, including its operations in the United States and Germany and its interests in Austria and Switzerland, under a single management organization. In connection with this reorganization project, Orange S.A.'s operations outside of France and the UK were regrouped under a UK holding company, Orange Global Limited, a wholly owned subsidiary of Orange S.A., in March 2003.

        On March 13, 2003, Orange Global Limited entered into a share purchase agreement with Orangedot Limited, our wholly owned subsidiary, to purchase the shares in Orange Holdings Limited for a total consideration of £202,308,000 (approximately €302 million). As a result, our 100% shareholdings in Wildfire Communications, Inc and Hutchison Telecommunications GmbH and our 17.45% interest in Connect Austria GmbH and 50% interest in Orange Communications SA, all held through Orange Holdings Limited, have been transferred to Orange Global Limited. Orange Holdings Limited and its subsidiaries are "Unrestricted Subsidiaries" as defined under the indentures to our senior notes. The total interests transferred from us pursuant to the share purchase agreement with Orangedot Limited represent approximately (0.3)% of our total EBITDA (as defined in the senior note indentures) and 3.1% of our total long-term assets for the year ended December 31, 2002. This agreement has been negotiated on an arm's length basis.

        On January 22, 2003, Oftel announced, as per the Competition Commission's recommendation, its intention to commence, in the near future, the process to modify the Telecommunications Act licenses of each mobile operator to effect a 15% reduction in the termination charges of the four UK mobile operators before July 25, 2003. The second part of the Competition Commission's recommendation annual Retail Price Index reductions cannot be implemented by way of Telecommunications Act license modifications. On July 25, 2003, the UK is expected to implement the new European regulatory framework (Directives adopted by the European Community on March 7, 2002). As a result, on July 25, 2003, all Telecommunications Act licenses issued to telecommunications operators will be revoked and replaced by general conditions of entitlement in accordance with the requirements of the new European framework. In order to impose a price control on each of the mobile operators after

July 25, 2003, Oftel must first conduct a market review and issue determinations that the individual operators possess significant market power in the relevant market. On January 22, 2003, the Director General of Telecommunications stated his intention to review the termination market afresh for the purpose of introducing the new European Telecoms framework with effect from July 25, this year.

        Consequently it is expected that Oftel will seek to implement the Competition Commission's recommendations in full. On January 22, 2003, Vodafone announced that it intends to seek a Judicial Review of the Competition Commission's decisions. Orange UK considers the Competition Commission's recommended remedy to be disproportionate. Orange UK has therefore also begun Judicial Review proceedings seeking a reversal of this decision, as has T-Mobile. The Judicial Review proceedings began on 9 June 2003.

        We have decided to exercise our option to redeem our senior notes due in August 2008. The senior notes are scheduled to be redeemed on August 1, 2003 at the redemption price of approximately £205.9 million, €97.6 million and $19.2 million for each of the respective series of notes. At August 1, 2003, the principal outstanding amount for each of the respective series of notes being redeemed will be approximately £197.3 million, €94.1 million and $18.5 million.

ITEM 9  THE OFFER AND LISTING

9A. Offer and listing details

        Our ADSs were traded on the Nasdaq National Market between April 2, 1996 and February 14, 2000 under the symbol "ORNGF". Our ordinary shares were traded on the London Stock Exchange between April 2, 1996 and February 10, 2000 under the symbol "ORA".

        The following table sets forth, for the periods indicated, the high and low closing bid prices per ordinary share in pounds sterling and the high and low bid prices per ADS in dollars:

	Ordinary shares		ADSs
	High	Low	High	Low
	(£ per share)		($ per share)
Annual information for the past five years(1)
2000	26.500	19.500	220.750	162.220
1999	21.110	7.750	174.125	62.125
1998	7.990	2.485	65.750	19.750
1997	2.690	1.855	22.250	15.625
1996	2.530	1.690	16.000	16.000

Quarterly information for the past two years(2)
2000	26.500	19.500	220.750	162.250
First Quarter	—	—	—	—
Second Quarter	—	—	—	—
Third Quarter	—	—	—	—
Fourth Quarter	—	—	—	—
1999
First Quarter	10.715	7.945	72.000	70.750
Second Quarter	9.695	7.750	79.125	62.500
Third Quarter	11.940	8.810	99.750	71.250
Fourth Quarter	21.110	11.760	174.125	97.250

Monthly information for most recent six months
January 2003	—	—	—	—
February 2003	—	—	—	—
March 2003	—	—	—	—
April 2003	—	—	—	—
May 2003	—	—	—	—
June 2003	—	—	—	—

(1)
The high and low prices in these periods refer to prices from January 1, 2000 to February 10, 2000, for ordinary shares, and January 1, 2000 to February 14, 2000 for ADSs.

9B. Plan of distribution

        Not applicable.

9C. Markets

        Our £150,000,000 8 7/8% Senior Notes due 2009, our $275,000,000 9% Senior Notes due 2009, our $225,000,000 8 3/4% Senior Notes due 2006, our £200,000,000 8 5/8% Senior Notes due 2008, our $545,000,000 8% Senior Notes due 2008 and our €100,000,000 7 5/8% Senior Notes due 2009 are all listed on the official list of the London Stock Exchange. Currently, our senior notes are not listed on any United States securities exchange or quoted on any automated inter-dealer quotation system in the United States.

9D. Selling shareholders

        Not applicable.

9E. Dilution

        Not applicable.

9F. Expenses of the issue

        Not applicable.

ITEM 10  ADDITIONAL INFORMATION

10A. Share capital

        Not applicable.

10B. Memorandum and articles of association

General

        We are incorporated under the laws of England and Wales and are registered under the Companies Act, registration number 3110666. Our principal objects can be found in Section 4 of our Memorandum of Association and include the following: (i) to carry on the business of a holding company, (ii) to carry on any trade or business which in the opinion of our Board of Directors can be advantageously carried on in connection with or ancillary to any of our businesses and (iii) to do all such other things as may be deemed incidental or conducive to the attainment of any of our objects.

        The summary of certain provisions of our Articles of Association set forth below does not purport to be complete and is qualified in its entirety by reference to the Articles of Association and relevant English corporate law.

Directors

        Responsibility for our management lies with our Board of Directors. Our directors may exercise all the powers that are not required to be exercised in general meeting by The Companies Act 1985 (as amended), by CREST Regulations, by every other Statute for the time being in force concerning companies and affecting us, or the Statutes, or by the Articles of Association.

        Our directors shall not be required to hold any of our shares in order to qualify as a director. Our directors are appointed for three-year terms at our annual general shareholders' meetings. At each annual general shareholders meeting, all those directors who were elected or re-elected at or before the annual general shareholders meeting held in the third calendar year before the current year shall retire from office by rotation.

        Any director may summon a meeting of the Board of Directors. The quorum necessary for a meeting of the Board of Directors may be fixed from time to time by the Board of Directors. Unless fixed, the quorum shall be three. Every director who is present at a Board meeting shall have one vote. Our Articles of Association require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of all Board actions.

        Subject to the Statutes and provided that a director has disclosed to the other directors the nature and extent of any interest, a director may be party to or otherwise interested in any contract or transaction with us or in which we are otherwise interested and he may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any body corporate promoted by us or in which we are in any way interested and he (or any firm of which he is a partner, employee or member) may act in a professional capacity for the company (other than as auditor) or any such other company and be remunerated therefore and shall not (save as otherwise agreed by him) be accountable to us for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

        Except as otherwise provided in the Articles of Association, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest other than by virtue of interests in shares, debentures or other securities, in or through us. A director shall not be counted in the quorum of a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of the Statutes, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

  •
  the giving of any security, guarantee or indemnity in respect of (A) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings, or (B) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

  •
  any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

  •
  any proposal concerning any other body corporate in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of Section 346 of the Companies Act) does not have any interest (as that term is used in Sections 198 to 211 of the Companies Act) in 1% or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of the Articles to be a material interest in all circumstances);

  •
  any proposal relating to an arrangement for the benefit of our employees or any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

  •
  any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

        A director shall not vote in respect of any proposal relating to the payment of compensation to himself but may vote on any proposal relating to the payment of compensation to any other director.

        Subject to the Articles of Association and to the provisions of the Statutes, the directors may exercise all of our powers to borrow money, and to mortgage or charge our undertaking, property and uncalled capital or any part or parts thereof, and to issue debentures and other securities, whether outright or as collateral security for any of our debt, liability or obligation of or of any third parties.

        The directors shall restrict our borrowings and exercise all voting and other rights, powers of control or rights of influence exercisable in relation to our subsidiary undertakings so that the aggregate amount of all moneys outstanding borrowed by the Orange plc group and for the time being owing to persons outside the Orange plc group, with the exception of France Telecom, shall not at any time, without the previous sanction of an ordinary resolution taken by us, exceed the sum of £5,000 million.

Description of share capital

        Our authorized share capital is £292,628,005.60, consisting of 1,463,140,028 ordinary shares with a nominal value of £0.20 per share. As of March 31, 2003 1,460,116,947 ordinary shares were issued and outstanding, of these ordinary shares 1,460,116,945 were owned by our parent Orange S.A. and the remainder were held by other subsidiary companies of France Telecom S.A. We may issue shares with preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of shareholders may from time to time determine (or, in the absence of any such determination, as our Board of Directors may determine). Subject to the provisions of the Statutes, we may issue redeemable shares.

Dividends

        Subject to the Companies Act 1985 (as amended), we may by ordinary resolution declare dividends not exceeding the amount recommended by our Board of Directors. Our Board may also pay interim dividends whenever in its opinion, our profits justify such payments.

        In most cases dividends shall be apportioned and paid proportionately to the amounts paid up at the time that the dividend is paid. Any dividend unclaimed after a period of twelve years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to us.

        Dividends shall be paid out of profits available for distribution, under the provisions of the Companies Act and the Statutes, unpaid dividends shall not bear interest against us.

Voting rights

        Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares) requires the affirmative vote of a majority of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of the votes actually cast on the ordinary resolution, in the case of a vote by poll. A special resolution (e.g., a resolution amending the Memorandum of Association or Articles of Association, changing our name or waiving the statutory pre-emption rights) or an extraordinary resolution (e.g., modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning our liquidation) requires the affirmative vote of not less than three-fourths of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote. No member shall, unless the directors otherwise determine, be entitled to vote in respect of any share held by him either personally or as a proxy if any call or other sum payable by him to us in respect of that share remains unpaid. At each Annual General Meeting all those directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall retire from office by rotation and are eligible for re-election.

Capitalization of profits and reserves

        The directors may, with the sanction of an ordinary resolution, capitalize any sum standing to the credit of any of our reserve accounts or to the credit of our profit and loss account. Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their holdings at such time and applying such sum in paying up on such holder's behalf fully paid unissued ordinary shares as bonus shares. The directors may do all acts and all things considered necessary for the purposes of such capitalization, and have full power to make such provisions as they think fit in respect of fractional entitlements that would arise. The directors may authorize any person to enter into, on behalf of all the members interested, an agreement with us in relation to any such capitalization and matters incidental thereto and such agreement shall be effective and binding on all concerned.

Winding up and liquidation rights

        If we shall be wound up, the liquidator may, with the authority of a special resolution which we would provide:

  •
  divide among our shareholders at such time in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as the liquidator deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

  •
  vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit, but no member shall be compelled to accept any shares or other property in respect of which there is a liability.

Pre-emptive rights

        The Companies Act 1985 (as amended) confers on shareholders, to the extent not disapplied, rights of pre-emption in respect of the issue of equity securities that are, or are to be, paid up wholly in cash. The term "equity securities" means:

  •
  shares other than shares which, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution and other than shares allotted pursuant to an employees' share scheme; and

  •
  rights to subscribe for, or to convert securities into, such shares. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

Transfer of shares

        Any holder of shares may transfer in writing all or any of his shares in any common form or in any other form which the directors may approve. The instrument of transfer of a share shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The directors may in their absolute discretion and without assigning any reason therefore refuse to register any transfer of shares (not being fully paid shares), provided that where any such shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised to prevent dealings in such shares from taking place on an open and proper basis. The directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer or shares unless the instrument of transfer is both:

  •
  in respect of only one class of shares; and

  •
  lodged at the transfer office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer.

        The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may from time to time determine and either generally or in respect of any class of shares.

Foreign shareholders

        There are currently no limitations imposed by English law or by the Articles of Association on the right of non-resident holders to hold or vote the shares.

Shareholder meetings

        Each registered shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, subject to the provisions of the Articles of Association.

        Our annual general shareholders' meetings are held annually (within a period of not more than 15 months after the holding of the last preceding annual general shareholders' meeting). An annual general shareholders' meeting shall be convened on at least 21 days' written notice to shareholders entitled to receive notices. Our Board of Directors may convene an extraordinary general meeting of shareholders whenever they think fit. Most extraordinary general meetings must be convened on at least 14 days' written notice but extraordinary general meetings at which it is proposed to pass certain types of special resolutions must be convened on at least 21 days written notice.

        General meetings may be held at such time and place as may be determined by our Board of Directors. Subject to any special rights or restrictions as to voting attached by or in accordance with the Articles of Association to any class of shares, every member present in person at a general meeting shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for each share held. Voting at any general meeting is by a show of hands unless a poll is demanded in accordance with the conditions set out by the Articles.

Alteration of share capital

        We may from time to time by ordinary resolution:

  •
  increase our share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than that of our existing shares;

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our capital by the amount of the shares so cancelled; and

  •
  sub-divide our shares, or any of them, into shares of a smaller amount than is fixed by the Memorandum of Association.

        Subject to the provisions of the Statutes, we may purchase or enter into contracts under which we may purchase any of our own shares. However, if there shall be in issue any shares convertible into equity share capital of the class proposed to be purchased, then we shall not purchase or enter into a contract under which we may purchase such equity shares unless either (i) the terms of the issue of such convertible shares include provisions permitting us to purchase its own equity shares or (ii) the purchase, or contract, has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

        Furthermore, subject to the provisions of the Companies Act, we may by special resolution reduce our share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

Calls on shares

        Our directors may make calls upon the holders of shares in respect of any moneys unpaid on their shares but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the directors authorizing the call was passed and may be made payable by installments.

        Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the directors may determine.

        If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15% per annum) as the directors determine but the directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

        Any sum which by the terms of allotment of a share becomes payable upon allotment or any fixed date shall for all the purposes of these Articles of Association be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of the Articles of Association as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

        The directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

Disclosure of interests

        Section 198 of the Companies Act provides that a person (including a company and other legal entities) that acquires an interest of 3% or more of any class of shares that comprise part of a company's "relevant share capital" (i.e., a company's issued share capital carrying the right to vote in all circumstances at a general meeting of the company) is required to notify us of its interest within two business days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

10C. Material contracts

        We are not a party to any material contracts other than those entered into in the ordinary course of business.

10D. Exchange controls

        There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of our operations, except as set out under "Item 10E. Taxation", below.

        Under English law (and our Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold vote and transfer ordinary shares in the same manner as UK residents or nationals.

10E. Taxation

Certain US federal income tax considerations

        The following summary of certain United States federal income tax consequences of the ownership and disposition of a senior note (solely for purposes of this summary, senior notes shall mean book-entry interests in the global senior notes) is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (including proposed and temporary Regulations) promulgated thereunder, administrative rulings, official pronouncements and judicial decisions, all as in effect on the date of this annual report and all of which are subject to change, or to different interpretations, possibly with retroactive effect. This summary provides general information only and does not purport to address all of the US federal income tax consequences that may be applicable to a holder of a senior note. It does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under US federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, traders in securities that elect to mark to market, banks, life insurance companies, tax-exempt organizations, persons holding senior notes as a hedge or hedged against currency risk, persons holding senior notes as part of a straddle, "synthetic security" or other integrated investment, including a "conversion transaction", or persons whose functional currency is not the US dollar.

        For purposes of the following discussion, the term United States person means:

  •
  an individual who is a citizen or individual resident of the US;

  •
  a corporation (or certain other entities) created or organized in or under the laws of the United States or any state;

  •
  an estate the income of which is subject to United States federal income taxation without regard to the source of its income; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        The following discussion pertains only to US holders. The term "US holder" means a beneficial owner of a senior note who:

  •
  is a United States person;

  •
  holds the senior note as a capital asset within the meaning of Section 1221 of the Code; and

  •
  purchased such senior note at the issue price thereof, which for these purposes equals the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the senior notes is sold for money (each such holder or beneficial owner being hereinafter referred to as a US holder).

Payments of interest

        Payments of interest on a senior note will be taxable to a US holder as ordinary interest income at the time such payments are accrued or received in accordance with such holder's method of tax accounting. Such interest will constitute foreign source income for US federal income tax purposes but, with certain exceptions, will be treated separately, together with other items of passive income or, in the case of certain holders, financial services income for purposes of computing the foreign tax credit allowable under United States federal income tax laws. The amount required to be included in income by a cash-basis US holder upon receipt of a payment of interest on a sterling senior note or euro senior note (including any payment on sale or retirement of a sterling senior note or euro senior note that is attributable to accrued but unpaid interest) will be the US dollar value of the amount of the payment (determined on the basis of the spot rate on the date such payment is received) regardless of whether the payment is in fact converted into US dollars. No exchange gain or loss will be recognized with respect to the receipt of such payment.

        Except in the case of a spot rate convention election (as described below), a US holder of a sterling senior note or euro senior note who is required to accrue interest income on such sterling senior note or euro senior note prior to receipt will be required to include in income for each taxable year the US dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period (or partial period if the period spans two taxable years) during which such interest has accrued. The average rate of exchange for an interest accrual period is the simple average of the spot exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied by the holder). Upon receipt of an interest payment in foreign currency, such US holder will recognize ordinary gain or loss in an amount equal to the difference between the US dollar value of the foreign currency received (determined on the basis of the spot rate on the date such payment is received) and the US dollar value of the interest income that such US holder has previously included in income with respect to such payment. Any such gain or loss generally will be taxable as ordinary income or loss, but generally will not be treated as interest income or expense, except to the extent provided by future administrative pronouncements of the Internal Revenue Service or the IRS.

        An accrual basis US holder may make a spot rate convention election, to translate accrued interest into US dollars at the spot rate on the last day of an accrual period for the interest, or, in the case of an accrual period that spans two taxable years, at the spot rate on the last day of the taxable year. Additionally, if a payment of interest is received within five business days of the last day of the accrual period or taxable year, an electing US holder may translate accrued interest at the exchange rate in effect on the day of actual receipt. A US holder that makes the spot rate convention election must apply it consistently to all debt instruments held at the beginning of the first taxable year, or acquired thereafter in which the election applies and cannot change the election without the consent of the IRS.

        For the purposes of this discussion, the spot rate generally means a rate that reflects a fair market rate of exchange available to the public for currency under a spot contract in a free market and involving representative amounts. A spot contract is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the service has the authority to determine the spot rate.

Sale, exchange, redemption or retirement of the senior notes

        Upon the sale, exchange, redemption, retirement or other disposition of a senior note, a US holder will recognize gain or loss equal to the difference between the amount realized and the US holder's adjusted tax basis in the senior note.

        The amount realized on a sterling senior note or euro senior note will be based on:

  •
  the spot rate for pounds sterling or euros, as the case may be, on the date of disposition in the case of an accrual basis US holder;

  •
  the spot rate for pounds sterling or euros, as the case may be, on the date payment is received in the case of a cash basis US holder; or

  •
  the spot rate for pounds sterling or euros as the case may be, on the settlement date if such senior notes are traded on an established securities market.

        A US holder's initial tax basis for a senior note generally will be the US holder's purchase price (in US dollars) for the senior note. In determining the purchase price (in US dollars) of a sterling senior note or euro senior note, a US holder generally will be treated as though the pounds sterling or euros, as the case may be, used to purchase such senior note were instead exchanged for US dollars at the spot rate in effect on the date of acquisition of such senior note, and the US dollars received in such exchange were used to purchase such senior note.

        The gain or loss recognized upon the disposition of a sterling senior note or euro senior note by a US holder, as described above, will constitute foreign currency gain or loss to the extent provided under the rules described below. This foreign currency gain or loss will be taxable as ordinary income or loss, but generally will not be treated as interest income or expense. The US holder will recognize foreign currency gain or loss on the principal amount of the sterling senior note or euro senior note to which prior receipts of payments on such senior note have not been attributed equal to the difference between:

  •
  the translation of such amount of the US holder's principal in such senior note into US dollars at the spot rate on the date of disposition; and

  •
  the translation of such amount of the US holder's principal in such senior note in US dollars at the spot rate on the date the US holder acquired such senior note.

        However, a US holder will recognize foreign currency gain or loss only to the extent of the total gain or loss realized on the transaction.

        Except with respect to any foreign currency gains or losses, gain or loss recognized upon the disposition of a senior note by a US holder will be capital gain or loss and will be long-term capital gain or loss if the US holder's holding period in the senior note is more than one year at the time of the disposition. An individual US holder will generally be subject to preferential rates of tax on capital gains if certain prescribed minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Receipt of pounds sterling

        It is possible that a US holder of a sterling senior note or euro senior note may receive pounds sterling or euros, as the case may be, from us in payment for interest or principal. The tax basis of any pounds sterling or euros received by a US holder generally will equal the US dollar equivalent of such pounds sterling or euros at the spot rate on the date the pounds sterling or euros are received. Upon any subsequent exchange of such pounds sterling or euros for US dollars, a US holder will generally recognize foreign currency gain or loss equal to the difference between the amount of US dollars received and the US holder's tax basis in the pounds sterling or euros. Upon any subsequent exchange of such pounds sterling or euros for property (including non-US currency), a US holder will generally recognize foreign currency gain or loss equal to the difference between the US dollar value of the pounds sterling or euros exchanged for such property (including non-US currency) based on the US dollar spot rate for pounds sterling or euros on the date of the exchange and the US holder's tax basis in the pounds sterling or euros so exchanged. Any such foreign currency gain or loss will generally be treated as ordinary income or loss.

US information reporting and backup withholding

        Payments of principal and interest with respect to the senior notes and proceeds from the sale, exchange or redemption of the senior notes may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or sufficient documentary evidence of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must file IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

        Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

        The US federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the senior notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in US federal or other tax laws.

Certain UK tax considerations

        The following is a general summary of certain of the material UK tax consequences of the ownership and disposal of the senior notes. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of the senior notes.

        The statements regarding UK tax laws and practices set out below, including the statements regarding the UK/US double taxation conventions relating to income and capital gains as it has been amended by protocols (the "Tax Treaties"), are based on those laws in force and as applied in practice as at the date of this annual report and are subject to changes therein (possibly with retroactive effect). US holders should be aware that a new United Kingdom—United States Income Tax Convention entered into force on March 31, 2003 (the "New Treaty"). The New Treaty allows a US holder entitled to benefits under the previous 1980 United Kingdom—United States Income Tax Convention (the "Old Treaty") to elect to have the provisions of the Old Treaty continue for an additional twelve months if the election to apply the Old Treaty would result in greater benefits to the holder. US holders should note that certain provisions of the New Treaty limit or restrict the ability of a US holder to claim benefits under the New Treaty and that similar provisions were not contained in the Old Treaty. US holders should consult their own tax advisors concerning the applicability of both Tax Treaties.

        This summary relates only to the position of persons who are the absolute beneficial owners of senior notes and does not necessarily apply where the income is deemed for tax purposes to be the income of any other person. This summary does not address the tax consequences to investors that do not hold senior notes as capital assets or special classes of investors such as dealers in securities.

        References below to Qualifying Companies are to companies within the charge to UK corporation tax (other than authorized unit trusts), and references to Relevant Noteholders are to holders of senior notes who are individuals, trustees or companies not within the charge to UK corporation tax.

        For the purposes of the following discussion, a US holder means a person who is the beneficial owner of senior notes who is resident in the US and not resident in the UK for the purposes of the Tax Treaties and does not hold the senior notes in connection with a fixed base or permanent establishment in the UK and is eligible for the benefit of the "interest" article of the Tax Treaties.

Payments of interest

        So long as the senior notes continue to be listed on a "recognised stock exchange" within the meaning of Section 841 of the Income and Corporation Taxes Act 1988 (the London Stock Exchange is a "recognised stock exchange" for these purposes), payments of interest on the senior notes may be made without withholding or deduction for or on the account of UK income tax.

        Interest on the senior notes may also be paid without withholding or deduction for or on account of UK income tax where the issuer of the senior notes (or any person by or through whom interest on the senior notes is paid) reasonably believes that the person beneficially entitled to the interest is: a Qualifying Company, or a partnership of which all partners are Qualifying Companies, or a branch of an overseas company, that is within the charge to UK corporation tax as regards the interest, provided the Inland Revenue has not given a direction to the contrary.

        In all other cases interest will be paid under deduction of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

        Persons in the UK paying interest to or receiving interest on behalf of another person may be required to provide certain information to the UK Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. In this regard, the ECOFIN Council of the European Union has agreed to adopt a Directive regarding the taxation of savings income, which Directive is intended to be effective from January 1, 2005. In general, it is proposed that Member States will, under the Directive, be requested to provide to the tax or other relevant authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. Certain Member States (Luxembourg, Belgium and Austria) have alternatively decided to opt instead for a withholding tax system for a transitional period in relation to such payments, with applicable withholding tax rates under the Directive of 15%, 20% and 35% with likely effect from January 1, 2005, January 1, 2008 and January 1, 2011 respectively, although this is yet to be confirmed. The Directive should not be required to be applied during the transitional period to senior notes issued before March 1, 2001. Although the Directive is not intended to affect the withholding tax treatment of payments to US holders, the Directive has not yet been finally satisfied and may be subject to further amendment and/or clarification.

        Interest on the senior notes has a UK source and accordingly may be chargeable to UK tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to UK tax in the hands of senior noteholders who are not resident in the UK for tax purposes, except where such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the senior notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the UK branch or agency.

        Where interest has been paid under deduction of UK income tax, senior noteholders who are not resident in the UK may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty. A US holder may be eligible to recover in full any UK tax withheld from payments of interest to which such US holder is beneficially entitled by making a claim under the New Treaty on the appropriate form. Claims for repayment must be made within five years of January 31, following the year of assessment (from April 6 to April 5 of the following year) to which the interest relates.

        Senior noteholders should note that the provisions of the indentures relating to the payment of Additional Amounts would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to UK tax.

Taxation of returns

        Qualifying Companies will be subject to tax as income on all interest and any other profits and gains in respect of the senior notes (including in respect of foreign exchange movements), broadly, in accordance with their authorized accounting treatment (which should generally correspond with their statutory accounting treatment).

Relevant Noteholder

Payments of interest

        Relevant Noteholders who are resident for tax purposes in the UK or who carries on a trade in the UK through a branch or agency to which the senior notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the senior notes.

Capital gains

        A disposal (including redemption) of a senior sterling note will generally not give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

        A disposal (including redemption) of a senior note that is not denominated in sterling may give rise to a chargeable gain or loss for the purposes of UK capital gains tax if the Relevant Noteholder is resident or ordinarily resident for tax purposes in the UK, or carries on a trade, profession or vocation in the UK through a branch or agency to which the senior notes are attributable.

        Relevant Noteholders should be aware that in calculating the amount of any gain arising on a disposal of a senior dollar or euro note for tax purposes, sterling values are compared at acquisition and disposal. Accordingly, a taxable gain may arise on disposal even where the US dollar proceeds are less than, or equal to, the amount in US dollars paid to acquire the senior dollar note.

Accrued income scheme

        A transfer of a senior note by a Relevant Noteholder resident or ordinarily resident for tax purposes in the UK, or who carried on a trade in the UK, through a branch or agency to which the senior note is attributable may give rise to a charge to tax on income in respect of an amount representing interest on the senior note which has accrued since the preceding interest payment date.

Stamp duty

        No UK stamp duty or stamp duty reserve tax will be payable on the transfer of the senior notes or on their redemption.

10F. Dividends and paying agents

        Not applicable.

10G. Statement by experts

        Not applicable.

10H. Documents on display

        This Form 20-F and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copies are available at prescribed rates at the Public Reference Room of the Commission 450 Fifth Street, NW, Washington, D.C. 20549.

        The documents concerning us which are referred to in this Form 20-F may also be inspected at our offices located at 50 George Street, London W1U 7DZ, England.

10I. Subsidiary information

        Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

        We are exposed to market risk, including movements in interest rates and foreign currency exchange rates for our functional currency, pounds sterling. Where appropriate we enter into derivative instruments to hedge underlying exposures to interest rates and foreign currencies. The authorized interest rate hedging instruments are swaps, options, FRAs and swaptions and the authorized foreign exchange hedging instruments are forward FX, currency options, swaps, currency borrowings and investments. As a matter of policy we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments, and through the use of sensitivity analysis. Also see Note 13 to the consolidated financial statements

Interest rates

        Our borrowings consist primarily of a syndicated senior debt facility, that includes a European Investment Bank Facility, referred to as the EIB facility and two senior notes issues. Our senior debt facility is subject to floating interest rates. The drawings on the EIB facility and the senior notes issues are at fixed interest rates. On a rolling three year basis, current policy requires forecast net borrowings to be fixed or capped to a minimum of 60% in year 1, 50% in year 2 and 40% in year 3 unless amended by the Treasury Committee. At December 31, 2002, €2,311 million (91%) was subject to a fixed interest rate.

        Throughout the following three years there is a minimum of €826.1 million of borrowings subject to a fixed interest rate.

        The mark to market value of derivative instruments, valued at December 31, 2002 by discounting the future cash flows, was a total loss of €6.9million (2001: gain of €64.8 million) of which a gain of €1.1 million was unrealized (2001: unrealized gain of €22.9 million). See Note 13 to the consolidated financial statements. In the case of interest rate swaps, interest is the only cash flow. For the cross currency swaps, in addition to interest cash flows, the principal sum is exchanged by counterparties at commencement and returned at the expiry of the swap. The market risk associated with the currency element of the cross currency swaps is addressed in the foreign exchange section.

        The following table provides information about our derivative instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure.

Derivative instruments (Interest rate risk) Euro equivalent		Maturing Period
	Total at December 31, 2002						After 2007
		2003	2004	2005	2006	2007
	(in millions of euros)
Interest rate swaps pay fixed swaps:
Notional amount—swaps in pound sterling	1,829.4	768.6	307.5	368.9	76.9	307.5	—
Fair value	(44.1)
Weighted average:
Receive rate(1)	—	3.96%	4.25%	4.66%	4.84%	4.90%	—
Pay rate	—	5.90%	5.49%	5.25%	5.01%	4.88%	—

Purchased Interest rate caps
Notional amount—swaps in pound sterling	384.3	138.3	246.0	—	—	—	—
Fair value	0.0
Capped rate	—	7.00%	7.00%	7.00%	—	—	—

Cross currency swaps
US dollars(2)	457.9	17.3	251.6	—	189.0	—	—
Fair value	39.7
Pay floating rate
Pounds sterling on Notional £297.8m(3)	—	6.63%	7.03%	7.18%	7.35%	—	—
Receive fixed rate—US dollars	—	8.87%	8.84%	8.75%	8.75%	—	—
Euro(2)	97.3	97.3	—	—	—	—	—
Fair value	(2.5)
Pay floating rate
Sterling on Notional £63.3m(3)	—	7.34%	—	—	—	—	—
Receive fixed rate euros	—	7.63%	—	—	—	—	—

        Net payments and receipts made under interest rate swap contracts are accrued over the period to which they relate and applied against or added to interest expense. On maturity of the swap, the net interest payment or receipt is settled to cash. On the termination of an interest rate derivative prior to maturity, where the underlying debt has been terminated, any resulting gain or loss will be taken to the profit and loss account at that time. No accounting entries are required for the principal amount of interest rate swaps, since it is purely a notional figure and does not represent an asset, a liability or a contingency. Where there are interest rate swaps with forward start dates, no accounting entries are made until the start of the contract, at which point the interest payable or receivable will be accrued as stated above.

        Net receipts made under interest rate cap contracts are accrued over the period to which they relate and added to interest expense. Premium paid for interest rate cap contracts is amortized over the period from the start date until the option expires. No accounting entries are required for the principal amount of interest caps as it is purely a notional figure and does not represent an asset, liability or contingency.

        Principal amounts exchanged under a cross currency swap contract are recorded as a net asset or liability for the term of the contract. Interest payments under such contracts are accrued over the period to which they relate. Interest receipts and payments under cross currency interest rate swaps adjust the interest expense on the foreign currency denominated loan to which the swap contracts have been applied. Were cross currency swaps to be terminated prior to the agreed expiry date, where the underlying debt had been terminated, any gain or loss on termination would be taken to the profit and loss account and allocated against the total interest charge on the borrowing to which the swap relates.

        The following table provides information about our non derivative instruments, including our senior debt facility, senior notes in issue and the France Telecom facility.

Non-derivative instruments (interest rate risk) Euro equivalent		Maturing Period
	Total at Dec 31, 2002						After 2007	Fair value at Dec 31, 2002
		2003	2004	2005	2006	2007
	(in millions of euro)
Short term—floating	458.2	458.2	—	—	—	—	—	458.2
Long term—floating	694.0	—	509.5	673.5	—	—	—	694.0
Weighted average interest rate payable on floating rate debt(4)		3.93%	4.27%	4.66%	—	—	—	—
Short term—fixed	73.8	73.8			28.8			73.8
Long term—fixed	746.1	—	101.5	110.7	—	—	533.9	763.3
Weighted average interest rate payable on fixed rate debt(4)		8.1%	8.26	8.52	8.73	8.73%	8.73%	—

US dollar borrowings
Long term—fixed(2)(5)	457.6	—	—	—	188.8	—	268.8	483.9
Fixed interest rate payable	—	8.86%	8.86%	8.86%	8.89%	8.93%	8.93%

Euro borrowings
Long term—fixed(2)(5)	97.3	—	—	—	—	—	97.3	98.2
Fixed interest rate payable		7.63%	7.63%	7.63%	7.63%	7.63%	7.63%	—
Short term—floating	—	—	—	—	—	—	—	—
Weighted average interest rate payable on floating rate debt	—	—	—	—	—	—	—	—

Total	2,526.9	532.0	611.0	295.2	188.8	—	900.0	2571.3

Assets and short term investments
Pounds sterling(5)	93.3	93.3	—	—	—	—	—	93.3
Euro(5)	21.8	21.8	—	—	—	—	—	21.8
US dollars(5)	0.8	0.8	—	—	—	—	—	0.8
Weighted average interest rate receivable on assets and short term investments	—	0.0%	—	—	—	—	—	—

Total	115.9	115.9						115.9

        Included in long term floating debt is a €538.0 million fully drawn revolving credit facility. This is rolled on a one, three or six month basis, as determined by us, and will be repaid, in full, in accordance with the terms of the senior debt facility, on expiration on December 31, 2005.

Foreign exchange

        We have a policy on currency exposure to protect us against volatility and adverse movements in exchange rates against our functional currency, pound sterling. In line with this policy, all material transactional exposures which can be estimated with reasonable certainty are hedged by executing a transaction in the external market or through the use of pre-existing natural hedges. We primarily use cross currency swaps and forward exchange contracts with a term of less than 12 months.

        At December 31, 2002 there were foreign exchange contracts in place to hedge exposure relating to a procurement contract and foreign exchange exposure on charges between group companies. Any premium or discount arising from forward cover is taken to the profit and loss account to match the income or expense of the hedged contract. Exchange gains or losses that arise as a result of moving foreign exchange cover forwards or backwards are carried in the balance sheet as foreign exchange debtors or creditors as appropriate, until eliminated by the cash settlements on the maturing deals. The following table provides information about our outstanding foreign exchange instruments, and presents principal cash flows for the instruments by expected maturity dates.

		Maturing Period
Foreign exchange instruments Euro equivalent	Total at Dec 31, 2002						After 2007	Fair value at Dec 31, 2002
		2003	2004	2005	2006	2007
	(millions of euro)
Euro borrowings
Long term—fixed	97.3	—	—	—	—	—	97.3	98.2

Related derivative
Cross currency swap (receive euro; pay pounds sterling)	97.3	97.3	—	—	—	—	—	(2.5)

US dollar borrowings
Long term—fixed(2)(6)	457.6	—	—	—	188.8	—	268.8	483.9

Related derivative
Cross currency swap
Receive dollars pay pounds sterling(2)	457.9	17.3	251.5	—	189.0	—	—	39.7

Forward exchange agreements
Pay currency, Receive sterling(7)	38.6	38.6	—	—	—	—	—	(1.0)
Receive currency, Pay sterling(7)	51.5	51.5	—	—	—	—	—	0.7

Total of foreign currency borrowings	554.9	—	—	—	188.8	—	366.1	582.1
Total of derivative instruments	645.2	188.9	251.5	—	189.0	—	—	29.4

(1)
The assumed interest rates received on pounds sterling derivatives are derived from the three month LIBOR forward curve at December 31, 2002.

(2)
US dollar and euro borrowings under the senior notes issued and amounts under the cross currency swaps are translated to the functional currency, pounds sterling, at the contracted rates. In respect of the US dollar the rates are 1.6387 and 1.6066 while in respect of the euro the rate is 1.4857.

(3)
The pounds sterling payable on the cross currency swaps denominated in US dollars and euro are subject to interest payments of six month LIBOR plus a margin. The respective LIBOR rates are derived from the six month LIBOR forward curve at December 31, 2002.

(4)
The interest rate payable on pounds sterling floating rate liabilities drawn under the senior debt facility includes a margin of between 1.0% and 0.4% over the duration of the facility. Senior debt facility drawings are also subject to a Bank of England reserve asset cost (mandatory liquid assets adjustment) which averages 0.02%. The floating rate is derived from the three month LIBOR forward curve at December 31, 2002. Fixed rate pounds sterling borrowings under the senior notes issues are not subject to a margin

(5)
All balances have been translated at year end rates from our underlying records maintained in the functional currency, pounds sterling.

(6)
A call provision exists under the 10 year senior notes which allows redemption by the borrower after 5 years and annually thereafter. A premium is payable if the notes are redeemed before 8 years. The 7 year senior notes have no call provision and are redeemable on maturity.

(7)
The forward exchange agreements outstanding at December 31, 2002 are to cover forecast transaction exposure and settlement of foreign currency denominated inter-group charges.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15 CONTROLS AND PROCEDURES

        Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16 [Reserved]

PART III

ITEM 17 FINANCIAL STATEMENTS

        Not applicable.

ITEM 18 FINANCIAL STATEMENTS

        The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	Amended Memorandum of Association of Orange plc
8.1	For a list of subsidiaries, see Note 22 to our consolidated financial statements.
10.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
By:	/s/ PHILIPPE MCALLISTER Name: Philippe McAllister Title: Director

Date: June 27, 2003

CERTIFICATIONS

I, John Allwood, certify that:

        1.     I have reviewed this annual report on Form 20-F of Orange plc;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ JOHN ALLWOOD Chief Executive Officer

I, Mike Newnham, certify that:

        1.     I have reviewed this annual report on Form 20-F of Orange plc;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ MIKE NEWNHAM Chief Financial Officer

Orange plc

Index to Consolidated Financial Statements

ORANGE PLC

Report of Independent Accountants

To the Board of Directors and Shareholders of Orange plc:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Orange plc and its subsidiaries at December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in France. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in France vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 23 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London
United Kingdom

Date
June 24, 2003

CONSOLIDATED STATEMENTS OF INCOME

		Year ended 31 December
	Note	2002	2001	2000
		(in millions of euro, except per share data)
Turnover	3	6,623	5,875	4,621
Cost of sales		(2,610)	(2,401)	(2,097)
Selling, general and administrative expenses		(2,233)	(2,210)	(1,875)
Research and development expenses		(18)	(23)	(5)
Depreciation and amortization (excluding goodwill)	8,9	(812)	(702)	(455)

Operating income		950	539	189

Interest expenses, net		(214)	(293)	(504)
Other non-operating income, net	5	9	388	—
Equity in net loss of affiliates (excluding goodwill amortization)	10	(90)	(92)	(272)

Income/(loss) before tax, goodwill amortization and exceptional items		655	542	(587)

Income taxes before exceptional items	6	(252)	(113)	(18)
Goodwill amortization	8	(4)	(25)	(51)

Net income/ (loss) before exceptional items, net of tax		399	404	(656)

Exceptional items, net of tax	7	(180)	(98)	(61)

Net income/(loss)		219	306	(717)

Basic and diluted net income/(loss) before exceptional items, net of tax per share (euro)		0.27	0.27	(0.54)

Net income/(loss) per share (euro)		0.15	0.21	(0.59)
Fully diluted net income/(loss) per share (euro)		0.15	0.21	(0.59)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

		At 31 December
	Note	2002	2001	2000
		(in millions of euro)
ASSETS
Goodwill, net	8	—	—	107
Intangible assets, net (excluding goodwill)	8	6,298	6,735	6,584
Property, plant and equipment, net	9	3,724	3,627	2,953
Investments accounted for under the equity method	10	304	385	—
Non consolidated investments	11,5	—	116	228
Deferred income taxes	6	27	396	497
Other long-term assets	17	—	—	—

Total long-term assets		10,353	11,259	10,369

Inventories	16	139	108	309
Trade accounts receivable, less allowances	16,17	606	699	763
Deferred income taxes	6	113	—	—
Prepaid expenses and other current assets	17	181	469	1,263
Cash and cash equivalents	12	116	108	54

Total current assets		1,155	1,384	2,389

TOTAL ASSETS		11,508	12,643	12,758

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity	15	6,873	7,108	5,458

Long-term borrowings, less current portion	12	2,007	3,297	3,621
Other long-term liabilities	14	215	163	215

Total long-term liabilities		2,222	3,460	3,836

Current portion of long-term borrowings	12	583	484	228
Bank overdrafts and other short-term borrowings	12	185	20	1,836
Trade accounts payable		1,025	540	725
Accrued expenses and other current liabilities		508	928	585
Deferred income		112	103	90

Total current liabilities		2,413	2,075	3,464

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,508	12,643	12,758

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares	Share capital	Additional paid-in capital	Merger reserve(1)	Retained earnings	Foreign currency translation adjustment	Total Shareholders' equity
	(in millions of euro, except share data)
Balance at 1 January 2000	1,209,254,254	328	935	(166)	(1,779)	(105)	(787)

Net loss for the year ended 31 December 2000	—	—	—	—	(717)	—	(717)
Increase in capital	215,017,154	71	7,071	—	—	—	7,142
Translation adjustment	—	—	—	—	—	(180)	(180)

Balance at 31 December 2000	1,424,271,408	399	8,006	(166)	(2,496)	(285)	5,458

Net income for the year ended 31 December 2001	—	—	—	—	306	—	306
Increase in capital	35,845,539	12	1,171	—	—	—	1,183
Translation adjustment	—	—	—	—	—	161	161

Balance at 31 December 2001	1,460,116,947	411	9,177	(166)	(2,190)	(124)	7,108

Net income for the year ended 31 December 2002	—	—	—	—	219	—	219
Increase in capital	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	(454)	(454)

Balance at 31 December 2002	1,460,116,947	411	9,177	(166)	(1,971)	(578)	6,873

(1)
The merger reserve arose in 1996 and reflects the difference between the nominal value of the Company's issued ordinary share capital pre-1996 flotation of £153 million (€208 million) and the nominal value of the ordinary share capital of Orange Holdings (UK) Limited, a wholly owned subsidiary of the Company, of £31 million (€42 million).

The accompanying notes are an integral part of these financial statements. Also see Note 15.

CONSOLIDATED STATEMENTS OF CASH-FLOWS

		Year ended 31 December
	Note	2002	2001	2000
		(in millions of euro)
OPERATING ACTIVITIES
Net income/(loss)		219	306	(717)
Depreciation and amortization of property, plant, equipment, intangible assets and goodwill	8,9	816	727	506
Exceptional items before tax	7	194	98	—
Loss/(gain) on disposal of assets	5	4	(408)	(7)
Equity in net loss of affiliates (excluding goodwill amortization)	10	90	92	272
Deferred income taxes	6	238	113	18
Other items		(27)	(20)	—

Funds generated from operations		1,534	908	72

Change in other operating assets and liabilities		294	675	(312)
Securitisation of receivables/sale of receivables	17	293	—	—

Net cash provided by (used in) operating activities		2,121	1,583	(240)

INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (net of movements on fixed assets creditors(1))	9	(1,308)	(1,196)	(1,025)
Cash paid for non consolidated investments and acquired businesses, net of cash acquired		—	—	(330)
Investments in affiliates	10	(8)	(22)	(759)
Proceeds from sale of investments and other assets	5, 11	41	533	—

Net cash used in investing activities		(1,275)	(685)	(2,114)

FINANCING ACTIVITIES
Increase in long-term borrowings		—	—	1,824
Repayment of long-term borrowings		(976)	(421)	(1,695)
Increase (decrease) in bank overdrafts and short-term borrowings		145	(1,607)	2,204
Issue of share capital		—	1,183	—
Amounts placed on deposit with deposit banks		—	—	(28)
Reimbursement of amounts paid as lessors' agent under finance leases		—	—	33

Net cash provided by (used in) financing activities		(831)	(845)	2,338

(Decrease) increase in cash equivalents		15	53	(16)
Effects of changes in exchange rates on cash and cash equivalents		(7)	1	—
Cash and cash equivalents at beginning of period	12	108	54	70

Cash and cash equivalents at end of period	12	116	108	54

(1)
Movements on fixed assets creditors resulted in a cash outflow of €154 million in 2002 (compared to a cash inflow of €92 million in 2001 and nil in 2000).

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    PRESENTATION OF ORANGE PLC

        Orange plc, its subsidiaries, associates and investments (together the "Group") offer a broad range of voice and data communications services in the United Kingdom and in selected markets in continental Europe. The Group's principal operations are in the United Kingdom, where the GSM 1800 network and the Orange brand were launched in 1994. Orange plc (the "Company") was listed in London and New York in April 1996, with Hutchison Whampoa holding a 48.2% stake. In November 1999, Mannesmann A.G. ("Mannesmann") made an offer to acquire the Company; this offer was completed in February 2000 and the Company was delisted. In December 1999, Vodafone made an offer to acquire Mannesmann; this offer went unconditional in February 2000 and was approved in April 2000 by the European Commission, subject to Vodafone's divestment of the Company. In May 2000, Vodafone accepted an offer from France Telecom S.A. ("France Telecom") to acquire the Company; this was approved by the European Commission in August 2000.

        In connection with the acquisition of the Company on 22 August 2000, and prior to a public offer of Orange S.A., France Telecom decided to pool its mobile operations in France and in selected European and international markets together with those of the Company's into an enlarged Orange group ("Orange") under a new parent company Orange S.A. As part of the restructuring to establish Orange S.A., a number of investments held by the Company were sold to Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A.

        Orange S.A. was listed on Premier Marché of Euronext Paris and the London Stock Exchange on 13 February 2001. The Company is a wholly owned subsidiary of Orange S.A., whose principal controlling shareholder is France Telecom.

2.    ACCOUNTING POLICIES

        The Group's consolidated financial statements are prepared in accordance with French generally accepted accounting principles under rule 99-02 of the Comité de la Réglementation Comptable ("CRC"). These consolidated financial statements have been prepared from the audited financial statements of the Company and its subsidiaries in the United Kingdom, and have been translated from sterling to euro, the reporting currency of Orange.

FIRST APPLICATION OF NEW ACCOUNTING RULES

  •
  Rule 00-06 of the CRC, applicable as of 1 January 2002, defines liabilities and prescribes the accounting and measurement for provisions. The Group had conducted a review of its provisions recorded at 31 December 2001 and, as anticipated, the first application of Rule 00-06 had no impact on the Group's consolidated financial statements for the year ended 31 December 2002.

  •
  Rule 02-10 of the CRC provides new definitions for depreciation and impairment of long-lived assets. It becomes effective for financial statements covering periods beginning on or after 1 January 2005 but its adoption can be anticipated as of 1 January 2002. The Group did not anticipate the adoption of this new rule for the year ended 31 December 2002.

    However, the Group conducted impairment tests in accordance with the recommendation of the Commission des Opérations de Bourse ("COB") dated 27 December 2002. Consequently, the Group provides information on the methodology and assumptions used in testing goodwill and other long-lived assets, i.e. tangible and other intangible assets, for impairment (see below and also refer to Note 8).

  •
  In accordance with the joint recommendation of the COB and the Commission Bancaire dated 15 November 2002, and the subsequent statement issued by the Compagnie Nationale des Commissaires aux Comptes dated 10 January 2003, addressing off balance sheet transactions and derecognition of assets, the Group reviewed all its existing transactions at 31 December 2002. This review had no impact on the Group's net result and net shareholders'equity for the year ended 31 December 2002.

PRESENTATION OF THE FINANCIAL STATEMENTS

  •
  In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortization, which are shown under two separate headings being "Depreciation and amortization (excluding goodwill)" and "Goodwill amortization".

  •
  Foreign exchange gains and losses are included in "Interest income (expenses), net".

  •
  Other non operating income (expense), net primarily relate to:

  •
  Gains and losses on the disposal of consolidated subsidiaries and investment securities, including dilution results;

  •
  Losses on disposal of securitised receivables.

  •
  All income taxes, except income taxes relating to exceptional items, are shown under the heading "Income taxes before exceptional items". Total income taxes are presented in Note 6.

  •
  The heading "Goodwill amortization" includes goodwill of all consolidated companies as well as those accounted for using the equity method.

  •
  "Exceptional items, net of tax" relate to:

  •
  Exceptional impairment charges recorded as a result of the impairment reviews conducted on the Group's goodwill and other long-lived assets at each closing date;

  •
  Exceptional costs arising from discontinued activities or projects, where their relative significance exceeds ordinary activity. Such costs generally include write-off of fixed assets, restructuring provisions and other closure or termination expenses;

  •
  Unusual and infrequent events and transactions.

  •
  Exceptional items before income taxes and the related income taxes are presented in Note 7.

  •
  The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

  •
  The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

CONSOLIDATION PRINCIPLES

        The consolidation principles are as follows:

  •
  Subsidiaries, which the Group controls either directly or indirectly, are fully consolidated.

  •
  Companies in which the Group and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.

  •
  Companies over which the Group exercises significant influence but does not control (generally a 20% to 50% voting interest) are accounted for under the equity method.

        All material inter-company balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

        The financial statements of foreign subsidiaries presented in local currency are translated as follows:

  •
  Assets and liabilities are translated at the closing rate.

  •
  Items in the consolidated income statement are translated at the average rate for the period.

  •
  The resulting translation adjustment is included as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries within the euro zone have been fixed based on the parities determined on 31 December 1998.

TRANSACTIONS IN FOREIGN CURRENCIES

        At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies which are not hedged are recognised in the consolidated income statement of the corresponding period.

REVENUE RECOGNITION

        Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services.

        Revenues from airtime, roaming and other services are recognised when the service is rendered.

        Revenues from sales of telecommunication equipment and connection charges are recognised upon delivery to the customer or activation by the customer, as appropriate.

SUBSCRIBER ACQUISITION COSTS AND RETENTION COSTS

        Subscriber acquisition and retention costs are expensed as incurred. Subscriber acquisition costs ("SACs") are analysed separately (see Note 3) by:

  •
  subtracting revenue received from handset sales from the total cost of handsets included in "Cost of sales",

  •
  and adding this amount to the commissions and rebates paid to distributors, which are included in "Selling, general and administrative expenses".

ADVERTISING COSTS

        Advertising costs are expensed as incurred.

RESEARCH AND DEVELOPMENT

        Research and development costs are expensed as incurred.

WEBSITE DEVELOPMENT COSTS

        Costs relating to the development of websites are capitalised or expensed depending on the phase of development of the sites: costs relating to the planning and operating stages are expenses as incurred, costs related to development and creation of the design are capitalised.

CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of cash and highly liquid investments with no capital risk, with maturities generally of three months or less at the time of purchase and are stated at cost which approximates realisable value.

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE AND SECURITISATION OF RECEIVABLES

        Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an individual or statistical evaluation of the risk of non-recovery.

        In view of its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions, the Group does not consider itself exposed to a concentration of credit risk.

        Securitised receivables are derecognised from "Trade accounts receivable, less allowances" when the rights and obligations attached to such receivables are transferred to third parties and the resulting loss is included in "Other non-operating income/(expenses), net". Interests retained by the Group (i.e. through deferred purchase prices, which are subordinated for risk of non-recovery of the underlying securitised receivables) are recorded in "Other long-term assets" in the balance sheet (see Note 17). Depreciation of such retained interests is determined based on the risk of non-recovery of the receivables sold and related income statement movements are included in "Selling, general and administrative expenses".

INVENTORIES

        Inventories principally comprise of handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis or using weighted average cost formulae.

PURCHASE ACCOUNTING

        Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

        The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net" for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which the Group has significant influence.

        Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition.

        The value in use of goodwill is subject to impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition.

        The Group assesses the fair value of goodwill for all its operations and affiliates on a country-by-country basis.

        The need to recognise impairment is assessed by reference to the estimated fair value of each entity, which is compared with its carrying value in the Group's consolidated financial statements. The fair value is defined as the higher of the market value and value in use.

        The market value is the estimated selling price less the costs of disposal, which could be obtained by the Group through the divestiture of an operation in an arm's length transaction. Such estimate is based on the best information available at the closing date, taking into account specific circumstances. Due to the volatility of the market capitalisation in the telecommunication industry, the value in use of goodwill is preferably assessed with reference to the discounted cash flow methodology. Discounted cash flows are assessed for each operation based on reasonable and supportable assumptions, that represent management's best estimate of the set of economic assumptions that will exist over future years, and are determined as follows:

  •
  Future cash flow projections are based on the most recent business plans approved by the management of the Group and cover a period of 5 to 10 years as appropriate;

  •
  Cash flow projections beyond the period covered by the business plans are estimated by extrapolating the projections using a perpetual growth rate specific to each operation;

  •
  Appropriate discount rates are applied to these future cash flows.

        For operations to be divested, the fair value of goodwill is determined based on the operation's estimated net selling price.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

        Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (i.e. up front payment or present value of future payments if they can be reasonably estimated, as appropriate) excluding interest arising from debt incurred to finance the licences, and are amortised on a straight-line basis over the period over which the Group expects to benefit from the use of the licence, taking into account the likelihood of licence renewal as appropriate. They are amortised from the date of commercialisation of services.

        Property, plant and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

        Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

        Repairs and maintenance and removal costs are expensed when incurred.

        Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives. Main estimated useful lives are as follows:

GSM network	5 to 8 years
Buildings and fittings	10 to 30 years
Computer equipment and software excluding network equipment	3 to 5 years
Other	3 to 10 years

        Leased assets are recorded both as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

IMPAIRMENT OF LONG-LIVED ASSETS

        Property, plant and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, which include evidence of obsolescence or physical damage or economic performance below initial expectations or other internal or external indicators, their fair value appears to be permanently less than their carrying value. Fair value is defined as the higher of the market value and value in use.

        Impairment is determined for each group of assets by comparing their carrying value with their fair value. Should the above comparison indicate that an asset is permanently impaired, the write down recognised is equivalent to the difference between carrying value and fair value. For assets to be held and used, fair value is principally determined based on the estimated value in use, which is represented by the future economic benefits expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Fair value is determined on the basis of discounted cash flows, which are based on reasonable and supportable assumptions that represent management's best estimate of the set of economic conditions that will exist over the remaining useful life of the asset, or by reference to replacement cost for used equipment or cost of alternative technologies.

        For assets to be disposed of, fair value is determined based on the estimated net selling price, with reference to market prices.

NON CONSOLIDATED INVESTMENTS

        Non consolidated investments are stated at cost. An allowance is recorded when the fair value, as estimated by management based on a multi-criteria analysis, which includes the review of indicators such as market prices, potential commercial developments, return on investment and revalued net shareholders'equity, and taking into consideration the specific nature of each investment, is permanently less than carrying value.

DEFERRED INCOME TAXES

        Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

        Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse.

DEBT ISSUE COSTS

        Debt issue costs are deferred and expensed through income over the term of the facility.

PENSION SCHEMES

        In the United Kingdom, the Group operates two defined contribution pension schemes for eligible employees. Contributions to these two plans are expensed as incurred (see Note 4).

FINANCIAL INSTRUMENTS

        Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

        Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

  •
  differences between interest receivable and interest payable on swaps are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense;

  •
  the gains and losses generated by forward exchange contracts and currency swaps designated as hedging operations are recorded as exchange rate corrections resulting from the item hedged;

  •
  the gains and losses resulting from forward exchange contracts and currency swaps designated as hedging operations and allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

EARNINGS PER SHARE

        Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

        Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation. At 31 December 2002, there were no potentially dilutive instruments in existence.

SHARE BASED COMPENSATION

        Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase on the exercise date at the exercise price of the option.

        Treasury shares acquired by the Group in connection with purchase options granted to employees are presented within "Marketable securities". An allowance is recorded whenever their cost is higher than the exercise price of the options.

        Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

3.    SEGMENT REPORTING

        The main changes in the Group's consolidation scope, which occurred in 2002 and 2001, are presented in note 22.

        The Group operates within the mobile telecommunication sector comprising the operation of telecommunications networks and the supply of a range of mobile voice and data communications services and products in two segments identified on the basis of geographical criteria, being UK and international operations.

        The main operating indicators by segment for the periods presented are as follows:

	Year ended 31 December
	2002	2001	2000
	(in millions of euro, except number of employees)
UK
Turnover(1)	6,102	5,398	4,211
Depreciation and amortization(3)	(803)	(690)	(433)
Operating income(2)	1,103	667	274
Total plant, property and equipment and intangible assets(4)	10,006	10,330	9,443
Average number of employees(5)	11,437	12,734	10,132

International operations
Turnover	521	477	410
Depreciation and amortization(3)	(9)	(12)	(22)
Operating loss	(153)	(128)	(85)
Equity in net loss of affiliates	(90)	(92)	(272)
Total plant, property and equipment and intangible assets(4)	16	32	201
Investments accounted for under the equity method(4)	304	385	(40)
Average number of employees(5)	1,291	1,102	1,107

Total
Turnover	6,623	5,875	4,621
Depreciation and amortization(3)	(812)	(702)	(455)
Operating income	950	539	189
Equity in net loss of affiliates	(90)	(92)	(272)
Total plant, property and equipment and intangible assets(4)	10,022	10,362	9,644
Investments accounted for under the equity method(4)	304	385	(40)
Average number of employees(5)	12,728	13,836	11,239

(1)
Orange UK's turnover includes an Orange brand licence fee of €141 million in 2002 (compared to €61 million in 2001 and nil in 2000) invoiced to the operating subsidiaries of Orange S.A., which are using the Orange brand.

(2)
Orange UK's operating income includes:

•
An Orange brand licence fee net of direct costs of €131 million in 2002 (compared to €61 million in 2001 and nil in 2000) arising from invoices to the operating subsidiaries of Orange S.A., which are using the Orange brand, and,

  •
  A €26 million management fee charge from Orange S.A. in 2002 (compared to a nil amount in 2001 and 2000).

(3)
Excluding goodwill amortization.

(4)
Including goodwill.

(5)
Average full-time equivalents.

4.    PERSONNEL COSTS

	Year ended 31 December
	2002	2001	2000
	(in millions of euro, except number of employees)
Average number of employees(1)	12,728	13,836	11,239

Personnel costs
Wages and salaries	606	550	378
Social charges and other pension related charges	56	44	38

Total	662	594	416

(1)
Average full time equivalent.

PENSION SCHEMES

        In the United Kingdom, contributions under defined contribution pension schemes (see Note 2) amounted to €22 million in 2002, compared to €19 million in 2001 and €13 million in 2000.

INCENTIVE PLANS

        As part of the formation of the Orange S.A. group, various incentive plans, such as share option schemes, have been put in place for the employees and management of the Group (see Note 23).

5.    OTHER NON-OPERATING INCOME, NET

        In 2002, other non-operating income, net includes losses on disposal of securitised receivables amounting to €4 million (see Note 17) and miscellaneous non-operating items amounting to a positive €13 million.

        In 2001, other non-operating income, net primarily included the gain before tax arising from the disposal of the Group's 50% interest in KPNO amounting to €391 million (see below) and miscellaneous non-operating items amounting to a negative €3 million.

        In July 2000, as part of the acquisition of the Company by France Telecom, and given the commitments with respect to the European Union, a trustee was appointed by France Telecom to manage the Group's 50% shareholding in KPN Orange. Consequently from this date, the interest in the Belgian operator was reflected in the consolidated balance sheet at its equity method carrying value as at 31 July 2000 under the heading "Non consolidated investments". On February 7, 2001, Orange International Limited sold the Group's interest in KPN Orange to KPN Mobile and the related cash proceeds were transferred to the Company. Total consideration was €500 million including €102 million in respect of repayment of a shareholder loan which was reflected under the heading "Proceeds from sale of investments and other assets" in the 2001 statement of cash flow. The gain before tax arising from the disposal of the Group's 50% interest in KPNO amounted to €391 million and was reflected under the heading "Other non operating income, net" in the 2001 consolidated statement of income and under the heading"Loss/(gain) on disposal of assets" in the 2001 consolidated statement of cash-flows. The related deferred tax charge amounted to €81 million and was shown in "Income taxes".

6.    INCOME TAXES

        The income tax charge is analysed as follows:

	Year ended 31 December
	2002	2001	2000
	(in millions of euro)
Current income taxes before exceptional items	—	—	—
Deferred income taxes before exceptional items	252	113	18

Income taxes before exceptional items	252	113	18
Deferred income taxes on exceptional items (see Note 7)	(14)	—	—

Total	238	113	18

        Movements in deferred income tax charges are mainly attributable to Orange Personal Communications Services Ltd ("OPCS"), the UK mobile network operating company.

        The reconciliation between the income tax expense computed at the UK statutory tax rate and the effective income tax expense is as follows:

	Year ended 31 December
	2002	2001	2000
	(in millions of euro)
Income tax calculated at the enacted tax rate(1)	137	125	(210)
Impact of equity in net losses from affiliates	27	28	82
Impact of unused tax losses carried forward and other temporary differences(2)	(2)	24	110
Impact of non UK tax rates, permanent differences, and changes in income tax rate	76	(64)	36

Effective income tax	238	113	18

(1)
Statutory tax rate was 30% over all the periods presented and was applied to the net income (loss) before tax.

(2)
Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to note 2).

        The analysis of deferred tax assets net of valuation allowance, by nature of temporary difference, is as follows:

	At 31 December
	2002	2001
	(in millions of euro)
Losses carried forward	220	378
Non deductible provisions and other tax assets	11	118

Total deferred tax assets, gross	231	496

Valuation allowance	(91)	(100)

Deferred tax assets, net	140	396

        The analysis of deferred tax assets by maturity is as follows:

	At 31 December
	2002	2001
	(in millions of euro)
Current portion	113	—
Long-term portion	27	396

Deferred tax assets, net	140	396

        The deferred tax assets net of valuation allowance relate mainly to OPCS. The decrease in deferred tax assets, net in 2002 resulted mainly from the utilisation of tax losses carried forward in the United Kingdom.

7.    EXCEPTIONAL ITEMS, NET OF TAX

        For the year ended 31 December 2002, exceptional items amount to a negative €194 million before a tax credit of €14 million. They comprise the following elements:

  •
  An impairment charge of €73 million in relation to the Group's non consolidated investment in Connect Austria (see Note 11).

  •
  Exceptional costs of €121 million before tax arising from the decision announced by Orange S.A., the Group's parent company, in December 2002 to improve the Group's financial performance by placing stronger focus on cash generation, through savings in capital expenditure and significant reduction in costs and overheads for the period 2003 to 2005. This decision resulted in a restructuring plan, which was initiated across the Group's activities, primarily in the United Kingdom at the end of 2002. The €121 million related expenses mainly comprise redundancy costs, property provisions, write-off of fixed assets, penalties and other exit costs in relation to discontinued projects.

        For the year ended 31 December 2001, goodwill (€83 million) and other intangible assets (€15 million) arising from the acquisition of Wildfire Communications and totalling €98 million at 31 December 2001 were written down to zero as at that date (see Note 8).

        For the year ended 31 December 2000, professional advisory fees of €45 million were incurred in respect of the re-flotation of the Company, which was cancelled due to the acquisition of the Company by France Telecom. The acquisition triggered a change of control clause in the senior notes and as a result, the Company made an offer to bondholders to repurchase the senior notes (€5 million). Arrangement and other fees of €18 million relating to these notes were also expensed. A gain of €7 million was recognised on the disposal of a number of investments to Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A.

8.    INTANGIBLE ASSETS

	At 31 December
	2002	2001
	(in millions of euro)
UMTS Licence	6,298	6,732
Goodwill	—	—
Other intangibles	—	3

Total	6,298	6,735

UMTS LICENCE

        The UMTS licence was awarded to Orange 3G Limited, a wholly owned subsidiary of Orange plc, in September 2000 at a cost of £4,095 million (€6,298 million at 31 December 2002, compared to €6,732 million at 31 December 2001) including acquisition costs. In 2002, for operational reasons, the UMTS licence held by Orange 3G Limited was revoked and reissued to OPCS. The duration of the licence is 20 years commencing 1 January 2002. As described in note 2, this UMTS licence will be amortised as from the date of commercialisation of services.

        In December 2002, the management of Orange S.A. announced its decision to review the launch plans of the 3rd generation technology ("3G") and adopt a more prudent timetable. The management of the Group remains fully committed to 3G and intends to develop and exploit the potential of 3G type services on enhanced 2nd generation networks in order to improve the customer experience and offer a transition to the commercial launch of 3G, until all issues surrounding 3G technology have been resolved.

        The management of the Group considers that the 2nd ("2G") and 3rd generation technologies are closely interrelated both from a technical and commercial perspective:

  •
  The acquisition of UMTS licences provided the Group with enlarged frequency spectrum for the development of both voice and non-voice services,

  •
  The planning and roll out of the UMTS network is viewed as an enhancement and extension of the existing GSM network and the overall coverage and capacity strategies rely on the complementary nature of 2G and 3G technologies,

  •
  Future 3G services will be offered to the Group's existing customers in order to improve customer loyalty and increase usage and average revenue per user, through enhanced voice and non-voice services. Many future 3G services will be derived from 3G type services already offered to customers on 2nd generation networks.

        Consequent to this decision and considering the close interrelation between 2G and 3G technologies as described above, the management of the Group conducted a specific impairment review in the United Kingdom by comparing:

  •
  The combined carrying value of its 2nd and 3rd generation long-lived assets (including the UMTS licence and other tangible and intangible assets), with,

  •
  The future cash flows determined based on the Group's most recent business plan and representing the economic benefits which are expected to arise from the continuing use of the Group's long-lived assets in the United Kingdom over the remaining useful life of the UMTS licence. A post-tax discount rate of 9% was applied to these post-tax future cash flows.

        Factors considered in this review included the demand for and speed of take up of 3G type services, the availability and functionality of network infrastructure and mobile devices, operating costs and capital expenditure requirements and the behaviour of competitors and regulatory authorities, all of which are, by their nature, subject to uncertainty which consequently affects estimations of future profits and cash flows. Based on this analysis, no impairment was recorded at 31 December 2002.

GOODWILL

        The net book value of goodwill was nil at 31 December 2002 and 2001.

        Goodwill (€83 million) and other intangible assets (€15 million) arising from the acquisition of Wildfire Communications and totalling €98 million at 31 December 2001 were written down to a nil amount as at that date. This wholly owned subsidiary was acquired in 2000 as a trading business. Since acquisition, Wildfire Communications, whilst retaining its corporate identity, had been successfully integrated into Orange and was primarily focused on supporting the delivery of the Orange vision for wirefree multimedia services. The goodwill write down was a prudent reflection of the decrease in value of comparable high technology companies at the same stage of development as Wildfire. This write-down of €98 million was reflected in the line "exceptional items, net of tax" in the 2001 income statement (see Note 7).

        Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired. In the consolidated income statement, amortization of goodwill—relating to fully consolidated companies—amounted to nil in 2002, compared to €25 million in 2001 and €51 million in 2000.

OTHER INTANGIBLE ASSETS

        No intangible assets were acquired in 2002 and 2001. Intangible assets are amortised over a period of three to five years. Amortization of other intangible assets amounted to nil in 2002, compared to €5 million in 2001 and €12 million in 2000.

9.    PROPERTY, PLANT AND EQUIPMENT

	At 31 December 2002
	Cost	Accumulated depreciation	Net book value	At 31 December 2001 Net book value
	(in millions of euro)
Land and buildings	2,190	(654)	1,536	1,440
Network equipment	3,142	(1,543)	1,599	1,716
Computer and terminal equipment	593	(292)	301	295
Other	588	(300)	288	176

Total	6,513	(2,789)	3,724	3,627

        The change in the net book value of property, plant and equipment comprises:

	At 31 December
	2002	2001
	(in millions of euro)
Balance at beginning of period (net)	3,627	2,953
Acquisitions of property, plant and equipment	1,171	1,288
Effects of acquisitions and divestures	(5)	(5)
Depreciation expenses	(812)	(697)
Translation adjustment	(246)	88
Other movements(1)	(11)	—

Balance at end of period (net)	3,724	3,627

(1)
In 2002, other movements relate to the write-off of fixed assets amounting to €11 million reflected in "Exceptional items, net of tax".

        Acquisitions of property, plant and equipment are inclusive of a €17 million increase in assets held under capital leases in 2002, compared to nil in 2001.

        Land and buildings include network infrastructure totalling €1,358 million at 31 December 2002, compared to €1,390 million at 31 December 2001.

        Network assets include capitalised interest with a net book amount of €3 million at 31 December 2002 compared to €9 million at 31 December 2001.

        The net book value of assets held under capital leases amounts to €760 million at 31 December 2002, compared to €993 million at 31 December 2001.

10.    INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

        Investments accounted for under the equity method:

		At 31 December
	% Interest at 31 December 2002
		2002	2001
	(in millions of euro except % interest)
Orange Communications S.A.	50.00	304	385

Total		304	385

        At 31 December 2002, the net book value of goodwill relating to Orange Communications S.A. amounted to €76 million compared to €73 million at 31 December 2001.

        Change in investments accounted for under the equity method:

	At 31 December
	2002	2001
	(in millions of euro)
Balance at beginning of period	385	—
Effect of acquisitions	8	22
Capital increase	—	672
Movements in loans to affiliates	—	(166)
Equity in net loss of affiliates	(90)	(92)
Goodwill amortization	(4)	—
Transfer (from) to other long-term liabilities	—	(40)
Translation adjustment	5	(11)

Balance at end of period	304	385

        The Group's share of Orange Communications S.A.'s net liabilities was recognised in other long-term liabilities at 31 December 2000. In 2001, the Group increased its shareholding in Orange Communications S.A. from 42.5% to 49.88% (see Note 22). At the end of 2001, the Group's shareholder loan in Orange Communications S.A. was converted into equity. In 2002, the Group acquired an additional 0.12% stake in Orange Communications S.A. bringing its total shareholding to 50.00% (see Note 22).

11.    NON CONSOLIDATED INVESTMENTS

        Non consolidated investments comprise:

		At December 31
	% Ownership interest at 31 December 2002
		Cost	2002 Valuation allowance	Net book value	2001 Net book value
	(in millions of euro except % interest)
Connect Austria GmbH (Austria)	17.45	71	(71)	—	112
Other	—	—	—	—	4

Total		71	(71)	—	116

        As a consequence of the Orange S.A. group being confirmed as a valid shareholder of Connect Austria Gmbh by the ICC International Court of Arbitration on 4 July 2001, without any limitation to its rights as a 17.45% stake shareholder, a rebalancing of shareholder loans with the other Connect Austria shareholders was completed in July 2002. It resulted in the Group receiving full repayment on all loans advanced to Connect Austria in an amount of €34 million and Orange S.A. granting an additional shareholder loan of €133 million to Connect Austria in July 2002. The repayment of €34 million is reflected under the heading "Proceeds from sale of investments and other assets" in the 2002 consolidated statement of cash-flows.

        As part of the strategic review of the Orange S.A.'s group investment portfolio undertaken at the end of 2002 and in connection with the decision to improve the Group's financial performance, the Group reassessed the fair value of its non consolidated investment in Connect Austria based on a multi criteria approach (see Note 2) at 31 December 2002. Consequently, an impairment charge totalling €73 million (see Notes 7 and 16) was recorded against the Group's non consolidated investment in Connect Austria, bringing down its net carrying value at 31 December 2002 to a nil amount.

12.    BORROWINGS NET OF AVAILABLE CASH

        Borrowings net of available cash can be detailed as follows:

	At December 31
	2002	2001
	(in millions of euro)
Long-term borrowings, less current portion	2,007	3,297
Current portion of long-term borrowings	583	484
Short-term borrowings and bank overdrafts	185	20
Cash and cash equivalent	(116)	(108)

Total	2,659	3,693

LONG-TERM BORROWINGS

        The table below presents an analysis of long-term borrowings after the effects of currency swaps:

	At December 31
	2002	2001
	(in millions of euro)
Bonds	1,089	1,164
Bank loans	1,438	2,545
Capital leases	63	49
Other non bank loans	—	23

Total long-term borrowings	2,590	3,781

Including current portion	583	484
Including long-term portion	2,007	3,297

        The maturity of outstanding long-term borrowings at 31 December 2002 is as follows:

December 2003	583
December 2004	623
December 2005	295
December 2006	189
December 2007	—
2008 and thereafter	900

Total	2,590

        The table below presents details of bonds not matured at 31 December 2002 and 2001:

				Euro equivalent At 31 December
Currency of denomination	Amount in currency of denomination		Interest rate (%)
		Maturity		2002	2001
	(in millions)
USD	197	2006	8.75	188	224
GBP	197	2008	8.63	303	324
USD	18	2008	8.00	18	21
EUR	94	2008	7.63	94	94
GBP	150	2009	8.88	231	247
USD	263	2009	9.00	251	298
Impact of interest or currency rate swaps				4	(44)

Total bonds				1,089	1,164

        Orange plc's senior notes are redeemable on maturity and the Group has not granted any specific guarantee to the bondholders. However, some of the notes are subject to early repayment clauses, which can be exercised only by Orange plc as the issuer.

        The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

	At 31 December
	2002	2001
	(in millions of euro)
Less than 5%	—	—
Between 5 and 7%	1,362	—
Between 7 and 10%	949	2,743
More than 10%	—	—

Total fixed rate	2,311	2,743
Total variable rate	216	989
Capital leases	63	49

Total long-term borrowings	2,590	3,781

        The weighted average fixed interest rate amounted to 7.5% at 31 December 2002 (compared to 7.4% at 31 December 2001).

        The weighted average variable interest rate amounted to 6.1% at 31 December 2002 (compared to 6.3% at 31 December 2001).

        The Group is not materially exposed to interest rate movements due to its high proportion of fixed rate borrowings.

        The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

	At 31 December
	2002	2001
	(in millions of euro)
Euro Zone	—	—
Sterling	2,527	3,732
US Dollar	—	—
Capital leases	63	49

Total long-term borrowings	2,590	3,781

        Debt instruments may in some cases be initially contracted in foreign currencies. Subsequently, they are generally converted into the currencies of the countries where subsidiaries are operating through the use of cross currency swap agreements in order to reduce the Group's exposure to foreign currency risk. The Group is not exposed to any foreign currency risk on non hedged foreign currency borrowings.

        At 31 December 2002, the Group held currency swaps converting US$ 478 million and euro 94 million into GBP 358 million, with maturities between 2006 and 2009.

SHORT-TERM BORROWINGS

        The table below presents an analysis of short-term borrowings by type, after the effects of currency swaps:

	At December 31
	2002	2001
	(in millions of euro)
Orange S.A. current account	24	—
Bank overdrafts	112	20
Other non bank loans	49	—

Total short-term borrowings	185	20

        Current accounts with Orange S.A. bear interest at rates linked to market interest rates of the countries where the Group's subsidiaries are operating.

CREDIT FACILITIES

        At 31 December 2002, the Group had the following credit facilities:

	Currency of denomination	Amounts in local & legal currency	Euro equivalent at 31 December 2002	Used portion
	(in millions of euro)
Syndicated credit lines—Long-term	GBP	1,215	1,869	1,438
Bilateral credit lines—Short-term	GBP	16	25	15
	USD	130	124	8

Total credit facilities			2,018	1,461

COVENANTS

        These financing arrangements are subject to standard covenants, which in the event of default or unfavourable change, might lead to the early repayment by the Group of the amounts outstanding under the facilities. The main financial covenants the Group is subjected to, in relation with the bonds and the facilities described above, are as follows:

  •
  Under the terms of the Orange Holdings (UK) Limited syndicated bank facility (euro 1,869 million), the following ratios must be met:

  •
  Consolidated debt to consolidated annualised EBITDA(1) must not exceed 3.5;

  •
  Consolidated annualised EBITDA(1) to annualised interest expense must not be below 3.0;

  •
  Consolidated annualised EBITDA(1) to consolidated debt service must not fall below 1.5.

  These ratios must be tested at Orange Holdings (UK) Limited's consolidated level semi-annually until the maturity date of the facility, i.e. in 2005.

  •
  Under the terms of the Orange plc's bonds, the Orange plc group is restricted from incurring indebtedness beyond a multiple of 7 times its consolidated cash flow(2).

  (1)
  Operating income/(loss) before depreciation and amortization under the definitions agreed with the lenders.

  (2)
  As per the definition agreed with the lenders.

13.    FINANCIAL INSTRUMENTS

        Through its operations, the Group is exposed to price risks with relation to investment of surplus cash and debt financing.

MANAGEMENT OF RISK OF LONG-TERM DEBT RATES

        As part of its financing policy, the Group enters into long-term borrowings from credit institutions. These borrowings are generally contracted at a variable interest rate. In order to reduce the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

        The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to the Group of using derivative financial instruments:

	At 31 December
	2002	2001
	(in millions of euro)
Interest rate swaps	1,829	3,517
Interest rate caps	384	608
Currency swaps	555	594
Forward exchange contracts(1)	90	38

(1)
Includes gross value of buy and sell contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, the Group considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

        The fair value of long-term borrowings has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by the Group for instruments with similar conditions and maturities.

        The table below presents the fair value of financial instruments:

	At 31 December
	2002		2001
	Carrying value	Fair value	Carrying value	Fair value
	(in millions of euro)
Balance sheet financial instruments
Long-term borrowings including current portion(1)	2,590	2,634	3,781	3,910

Off Balance sheet financial instruments(2)
Unrealised gain/(loss) on interest rate swaps	—	(38)	—	(7)
Unrealised gain/(loss) on cross currency swaps	—	41	—	33
Unrealised gain on interest rate caps	—	(1)	—	(3)

(1)
Net of currency swaps.

(2)
Fair value for derivative instruments reflects the difference between fair value and the carrying value.

14.    OTHER LONG-TERM LIABILITIES

        The table below presents an analysis of other long-term liabilities:

	At December 31
	2002	2001
	(in millions of euro)
Provisions for liabilities and charges	73	3
Deferred income	142	160

Total other long-term liabilities	215	163

        Provisions for liabilities and charges primarily relate to leased property that is vacant or sublet to third parties and for which rental received from the subleases is lower than that paid under the head leases for the same properties. The future obligation under the lease contracts, being the difference between rentals paid and the sublease rentals received, has been provided for at its net present value. The increase in long term provisions for liabilities and charges mainly arises from the Group's decision to improve its financial performance (see Notes 7 and 16).

        Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled €1,157 million at 31 December 2002 (€1,247 million at 31 December 2001) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that will be amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

15.    SHAREHOLDERS' EQUITY

        At 1 January 2000, the Company was a wholly owned subsidiary of Mannesmann. On 12 April 2000, Vodafone completed its acquisition of Mannesmann. On 30 May 2000, France Telecom, a company incorporated in France, made an offer to acquire the Company from Vodafone. This offer was accepted and the acquisition was completed on 22 August 2000 after regulatory approval was obtained.

        On 14 January 2000, options over ordinary shares in the Company were exercised, which resulted in 49,335 new shares being issued. On 13 December 2000, a loan from France Telecom of €7,142 million, relating to the acquisition of the UMTS licence by Orange 3G limited and to the repayment of a £336 million (€531 million) loan from Mannesmann, was capitalised by the issuance to France Telecom of 214,967,819 ordinary shares of £0.20 (€0.32) each in the Company. In December 2000, the issued share capital of the Company was transferred to Orange S.A., a wholly owned subsidiary of France Telecom (see Note 1).

        On 5 October 2001, 28,578,000 of the Company's shares were issued at £20.58 per share. Part of the proceeds of this capitalisation was used to repay the outstanding drawings on the credit facilities with France Telecom and Orange S.A. (see Note 20). On 20 December 2001, 7,267,539 of the Company's shares were issued at £20.00 per share. Both issues were to Orange S.A., the immediate parent undertaking, for cash.

        The Company's share capital comprises 1,460,116,947 issued ordinary shares at a par value of £0.20 each (€0.31), representing total issued share capital of €411 million as at 31 December 2002. The immediate parent undertaking of the Company is Orange S.A., the ultimate parent undertaking and controlling party at 31 December 2002 is France Telecom S.A.

16.    PROVISIONS

PROVISIONS FOR ALLOWANCES AGAINST ASSETS

        Provisions for allowances against assets other than plant, property and equipment and intangible assets are as follows at 31 December 2002:

	At beginning of period	Net charge/ (release)	Other movement(1)	At end of period
	(in millions of euro)
Customer receivables(2)	84	5	(5)	84
Inventories and work in progress	78	(23)	(4)	51
Non consolidated investments (see Note 11)	—	73	(2)	71

(1)
Includes exchange rate differences.

(2)
Includes the depreciation of euro 47 million relating to the interests retained in securitised trade accounts receivables (see Note 17).

        Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

PROVISIONS FOR RISKS AND LIABILITIES

        Provisions for risks and liabilities are as follows at 31 December 2002:

	At beginning of period	Net charge/ (release)	Other movement(1)	At end of period
	(in millions of euro)
Decision to improve financial performance (see Note 7):
• Property provisions	—	61	(1)	60
• Other restructuring and exit costs	—	33	—	33
Other provisions for risks and liabilities	14	(4)	(3)	7

Total	14	90	(4)	100

Including:
Current portion	11	17	(1)	27
Long-term portion (see Note 14)	3	73	(3)	73

(1)
Includes exchange rate differences.

        Property provisions relate to leased property that is vacant or sublet to third parties and for which rental received from the subleases is lower than that paid under the head leases for the same properties. The future obligation under the lease contracts, being the difference between rentals paid and the sublease rentals received, has been provided for at its net present value.

        The related income statement impact are as follows for the year ended 31 December 2002:

	Increase	Utilisation	Write-back	Total
	(in millions of euro)
Operating income	(1)	5	—	4
Exceptional items, net of tax	(94)	—	—	(94)

Total	(95)	5	—	(90)

17.    TRADE AND OTHER RECEIVABLES

        The Group does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers).

        Other debtors mainly comprise VAT receivables and prepayments.

        The maturity of trade and other receivable is primarily less than one year.

        The Group entered into a securitisation program in December 2002, whereby trade receivables generated by the mobile telecommunication business of OPCS in the United Kingdom were transferred without recourse to a trust set up in Jersey ("trust") under UK law. This program covers existing receivables as of the date the securitisation transaction was entered into and receivables, which will come into existence during the expected five-year lifetime of the program as and when mobile telecommunication services are rendered and related revenues are earned. OPCS remains in charge of the servicing of the transferred receivables on behalf of the trust.

        The trust raised funds from third party investors through rated securitisation conduits to finance the purchase price of the securitised receivables less deferred purchase prices. Deferred purchase prices are subordinated to cover the risk of non-recovery of the securitised receivables and allowances are recorded to provide for such non-recovery, consistent with the risk profile of securitised receivables and Group's collection and customers'credit policies.

        The accounting treatment for securitised trade receivables is described in Note 2. The impact of the securitisation program in 2002 is as follows:

(in millions of euros)
Face value of the receivables sold	346
Loss on disposal (see Note 5)	(4)

Net selling price	342

Foreign currency translation adjustment	(2)
Cash raised through securitisation conduits(1)	(293)
Interests retained in securitised trade accounts receivables, gross (deferred purchase prices, gross)	47

(1)
See "securitisation of receivables/sale of receivables" in the 2002 cash flow statement.

        Interests retained in securitised trade accounts receivables, after depreciation of euro 47 million, amount to nil at 31 December 2002 and are presented under the heading "Other long term assets" in the balance sheet.

        The securitisation agreement is subject to financial and operating covenants, which, in the event of a breach, would lead to the cessation of the purchase of new trade receivables from the Group. Under the terms of the financial covenants, the following ratios must be met at Orange S.A.'s level: the consolidated net debt to annualised EBITDA(1) ratio must not exceed 6 to 1 and the annualised EBITDA(1) to annualised net interest expense must not fall below 3 to 1. These ratios are tested on a quarterly basis.

        These ratios were met at 31 December 2002.

(1)
Operating income/(loss) before depreciation and amortization under the definitions agreed with the lenders.

18.    COMMITMENTS AND CONTINGENCIES

OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK EQUIPMENT AND INVENTORIES

        In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers some of which contain price protection clauses. The Group's committed expenditures under such contracts at 31 December 2002 are disclosed in Note 19.

OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK EQUIPMENT AND INVENTORIES

        Under its UMTS licence agreement (see Note 8), the Group is committed to certain obligations, not reflected in Note 19, and should be able, amongst other things, to provide telecommunication services to at least 80% of the population of the United Kingdom by December 2007. Consequently, the Group will incur significant capital expenditures over future years in order to build out its network and meet the licence obligations in the United Kingdom. Management believes that the Group has the ability to meet these obligations.

LEASE COMMITMENTS

        The table below shows future minimum lease commitments due under non-cancellable operating and capital leases at 31 December 2002:

	Operating leases	Capital leases
	(in millions of euro)
2003	184	53
2004	165	12
2005	144	—
2006	123	—
2007	100	—
2008 and thereafter	499	—

Total minimum lease payments	1,215	65
Less amounts representing interest	—	(3)

Present value of net minimum lease commitments	1,215	62

        Rental expense under operating leases amounted to €230 million at 31 December 2002 (compared to €204 million at 31 December 2001 and €187 million at 31 December 2000).

        The obligations under the 1995 and 1997 OPCS's defeased leases (refer to note 14) are not reflected in the above tables because of the early extinguishment of these commitments.

GUARANTEES AND ENDORSEMENTS

        In the ordinary course of its business, the Group gives and receives certain guarantees of which the more significant at 31 December 2002 are as follows:

1.
Substantially all of Orange Holdings UK's and its subsidiaries's fixed assets, representing a net book value of euro 10,006 million, have been pledged to the benefit of financial institutions in order to guarantee the repayment of lines of credit, amounting to €1,869 million, of which €1,438 million had been drawn down at 31 December 2002.

2.
Pursuant to a Shareholder Support Agreement, the Group is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45%

  owned investment, up to a total maximum amount of €68 million. The Group's obligation under this agreement will be extinguished at the end of 2009.

3.
The Group has received guarantees from Orange plc's former shareholders, Hutchinson Whampoa and British Aerospace, as well as third party insurance to cover the payment of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and the Group would not be liable for the payment on any termination sum.

4.
Under the share transfer agreement dated 13 December 2000, which resulted in the sale of the Group's 50% shareholding in KPNO to KPN Mobile in February 2001 (see Note 5), the Group has agreed to indemnify and hold KPN Mobile and KPNO harmless against any claims for losses, costs or liabilities of any kind, which may arise from untrue or inaccurate representation made by the Group or breach of warranty or default on obligation by the Group under this agreement. The indemnity is strictly limited to a maximum total amount of €398.5 million and expires in February 2004. The Group has not received any indemnification claim to date and considers the likelihood of a claim as remote.

LITIGATION AND CLAIMS

        The Group is involved in a number of legal proceedings and has various claims pending as part of the ordinary course of its business. Associated costs are accrued when it is probable that a liability has been incurred, and the amount of that liability can be estimated within a reasonable range.

        Although no assurance can be given as to the outcome of open claims, the management of the Group estimates that it is not likely that such open claims could have a significant adverse impact on the Group's financial condition, results of operations or liquidity as at 31 December 2002.

***

        The management of the Group considers, to the best of its current knowledge, that, except for the commitments and contingencies disclosed above, there are no other commitments or contingencies, which could potentially impact the Group's financial statements at 31 December 2002 or in future years.

19.    CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

        The Group's contractual obligations and other commitments at 31 December 2002 are as follows:

	Payment due
	Total	By end of 2003	Between 2004 and end of 2005	Between 2006 and end of 2007	2008 and thereafter
	In millions of euros
On balance sheet
Long-term borrowings (see Note 12)	2,590	583	918	189	900
Short-term borrowings (see Note 12)	185	185	—	—	—
Off-balance sheet
Operating leases (see Note 18)	1,215	184	309	223	499
Capital leases (see Note 18)	65	53	12	—	—
Purchase of fixed assets and other services	547	547	—	—	—

Total contractual obligations	4,602	1,552	1,239	412	1,399

	Commitments maturing during each period
	Total	By end of 2003	Between 2004 and end of 2005	Between 2006 and end of 2007	2008 and thereafter
	In millions of euros
Credit facilities (see Note 12)	2,018	656	1,337	—	25

Total other commitments	2,018	656	1,337	—	25

20.    RELATED PARTY TRANSACTIONS

Financing

        In January 2000, the Group borrowed £336 million (€531 million) from Mannesmann. This loan was negotiated and bore interest at one week LIBOR plus a margin of 150 basis points. These funds were used to fund the repurchase of the senior notes in January 2000. The loan was repaid in September 2000 by France Telecom.

        At 31 December 2000, the Company had a short-term facility negotiated on an arm's length basis of €1,818 million with France Telecom which bore interest at one month LIBOR plus a margin of 42.5 basis points. On 5 October 2001, the Company increased its share capital (see Note 15) and additional paid-in capital and part of the proceeds of this capitalisation were used to repay outstanding drawings of €463 million on the credit facility with France Telecom.

        Orange S.A. provided to the Company a credit facility for €500 million negotiated on an arm's length basis which commenced on 31 January 2001 to cover general financing requirements. On 5 October 2001 the outstanding drawings of €481 million under this facility were repaid with part of the proceeds from the capitalisation of the Company (see Note 15).

        The Group has a facility of USD$130 million (€124 million), of which €8 million have been drawn down at 31 December 2002, from Castle Worldwide Finance CV, a wholly owned subsidiary of Orange S.A. formed in 2002. The facility bears interest at a rate equal to LIBOR plus 300 basis points and matures on 31 December 2003.

        The Group has a facility of £16 million (€25 million), of which €16 million had been drawn down at 31 December 2002, compared to £14 million (€23 million) at 31 December 2001, from Ananova

Limited, a wholly owned subsidiary of Orange S.A. It bears interest at a rate equal to LIBOR less 10 basis points.

        The purpose of the facilities outstanding at 31 December 2002 is to cover the Group's general financing requirements. They were negotiated on an arm's length basis and can be repaid at any time without penalty.

        The Company has granted a facility of £25 million (€39 million), which had been fully drawn down at 31 December 2002 and 2001, to Orange S.A. in order to cover this company's general financing requirements. This facility bears interest at a rate equal to LIBOR less 10 basis points and can be repaid at any time without penalty.

OTHER TRANSACTIONS

        The main other transactions with related parties in the normal course of business relate to interconnection between networks.

        The Group's turnover includes an Orange brand licence fee of €141 million in 2002 (€61 million in 2001, nil in 2000), invoiced to the operating subsidiaries of Orange S.A., which are using the Orange brand name. In addition, management and research & development services of €187 million (€121 million in 2001) were invoiced primarily to Orange S.A. and also to some of its subsidiaries.

        The Group incurred management fees of €26 million from Orange S.A. in 2002 (nil in 2001 and 2000).

        Pursuant to an agreement dated 21 December 2000, as part of the Orange S.A. group restructuring, the Company transferred certain assets to a wholly owned subsidiary of Orange S.A., Wirefree Services Belgium, for a total consideration of approximately €532 million. This transfer included, amongst others, Orange plc's holdings in Ananova Limited, Bangkok Inter Teletech Co. Ltd, NewsTakes, Inc, PocketThis, Inc and Book2eat Holdings Limited.

        The Group entered in a transaction with a related party on 13 March 2003, as part of an Orange S.A. overall reorganisation project (see Note 21).

        All these transactions were negotiated on an arm's length basis.

21.    POST BALANCE SHEET EVENTS

        In 2002 and 2003, Orange S.A. initiated changes in its internal organisational structure, in order to improve its operating efficiency in relation to three main areas, i.e. mass market services, business services and technical development. As part of this strategic review, Orange S.A. began a reorganisation project to align its corporate structure with its operating structure, which is currently being effected by bringing Orange S.A.'s international operations outside of France and the United Kingdom, including the Group's operations in the United States and Germany and the Group's interests in Austria and Switzerland, under a single management organisation. In connection with this reorganisation project, Orange S.A.'s operations outside of France and the United Kingdom were regrouped under a UK holding company, Orange Global Limited, a wholly owned subsidiary of Orange S.A., in March 2003.

        On 13 March 2003, Orange Global Limited entered into a share purchase agreement with Orangedot Limited, a wholly owned subsidiary of the Company, to purchase the shares in Orange Holdings Limited for a total consideration of £202,308,000 (around €302 million). As a result, the

Group's 100% shareholdings in Wildfire Communications, Inc and Hutchison Telecommunications GmbH and the Group's 17.45% interest in Connect Austria and 50% interest in Orange Communications S.A., all held through Orange Holdings Limited, have been transferred to Orange Global Limited. Orange Holdings Limited and its subsidiaries are "Unrestricted Subsidiaries" as defined under the indentures to the Group's senior notes. The total interests transferred from the Company pursuant to the share purchase agreement with Orangedot Limited represent approximately (0.3)% of the Group's total operating income before depreciation and amortization (or "EBITDA" as defined in the senior note indentures) and 3.1% of the Group's total long-term assets for the year ended 31 December 2002. This agreement has been negotiated on an arm's length basis.

        On January 22, 2003, Oftel announced, as per the Competition Commission's recommendation, its intention to commence, in the near future, the process to modify the Telecommunications Act licenses of each mobile operator to effect a 15% reduction in the termination charges of the four UK mobile operators before July 25, 2003. The second part of the Competition Commission's recommendation annual Retail Price Index reductions cannot be implemented by way of Telecommunications Act license modifications. On July 25, 2003, the UK is expected to implement the new European regulatory framework (Directives adopted by the European Community on March 7, 2002). As a result, on July 25, 2003, all Telecommunications Act licenses issued to telecommunications operators will be revoked and replaced by general conditions of entitlement in accordance with the requirements of the new European framework. In order to impose a price control on each of the mobile operators after July 25, 2003, Oftel must first conduct a market review and issue determinations that the individual operators possess significant market power in the relevant market. On January 22, 2003, the Director General of Telecommunications stated his intention to review the termination market afresh for the purpose of introducing the new European Telecoms framework with effect from July 25, this year.

        Consequently it is expected that Oftel will seek to implement the Competition Commission's recommendations in full. On January 22, 2003, Vodafone announced that it intends to seek a Judicial Review of the Competition Commission's decisions. Orange UK considers the Competition Commission's recommended remedy to be disproportionate. Orange UK has therefore also begun Judicial Review proceedings seeking a reversal of this decision, as has T-Mobile. The Judicial Review proceedings began on 9 June 2003.

        Orange plc has decided to exercise its option to redeem its senior notes due in August 2008. The senior notes are scheduled to be redeemed on August 1, 2003 at the redemption price of approximately £205.9 million, €97.6 million and $19.2 million for each of the respective series of notes. At August 1, 2003, the principal outstanding amount for each of the respective series of notes being redeemed will be approximately £197.3 million, €94.1 million and $18.5 million.

22.    LIST OF CONSOLIDATED COMPANIES AND AFFILIATES

        In 2001, the changes in the consolidation scope were as follows:

  •
  The Group acquired an additional 7.38% interest in Orange Communications S.A., bringing its total shareholding from 42.50% to 49.88%, through the following steps:

  •
  On 3 September 2001, the Group acquired an additional 2.5% stake in Orange Communications S.A., after one of its co-shareholders chose to exercise its put option, bringing the Group's total shareholding to 45%;

    •
    On 7 November 2001, the Group increased the share capital of Orange Communications S.A. and thereby its shareholding from 45% to 49.88%.

  •
  Hutchison Telecommunications (France) S.A. was transferred to OrangeServices S.A., a wholly owned subsidiary of Orange S.A. in May 2001.

        In 2002, the changes in the consolidation scope are as follows:

  •
  The Group has acquired an additional 0.12% interest in Orange Communications S.A., bringing its total shareholding to 50.00%. The remaining 50.00% of Orange Communications S.A.'s share capital is held by Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A.

  •
  The Group has formed a new subsidiary, Orange Ocean Ltd.

UNITED KINGDOM
FULLY CONSOLIDATED COMPANIES

		at 31 December 2002		at 31 December
				2001	2000
Company		% Interest	% Control
	Country			% interest
Orange Cellular Services Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings (UK) Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Mobile Data (UK) Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Paging (UK) Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Personal Communications Services Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Retail Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange 3G Ltd	England	100.00%	100.00%	100.00%	100.00%
The Point Telecommunications Ltd	England	100.00%	100.00%	100.00%	100.00%

INTERNATIONAL ACTIVITY
FULLY CONSOLIDATED COMPANIES

		at 31 December 2002		at 31 December
				2001	2000
Company		% Interest	% Control
	Country			% interest
Hutchison Telecommunications GmbH	Germany	100.00%	100.00%	100.00%	100.00%
Hutchison Telecommunications (France) S.A.	France	—	—	—	100.00%
Orange International Developments Ltd	Bahamas	100.00%	100.00%	100.00%	100.00%
Orange International B.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Services US, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orange World, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Wildfire Communications, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orange Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange International Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings No.2 Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Ocean Ltd	England	100.00%	100.00%	—	—
Orange Overseas Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Austria Ltd	England	100.00%	100.00%	100.00%	100.00%

EQUITY ACCOUNTED INVESTMENTS

		at 31 December 2002		at 31 December
				2001	2000
Company		% Interest	% Control
	Country			% interest
Orange Communications S.A. ("OCH")	Switzerland	50.00%	50.00%	49.88%	42.50%

23.    SUMMARY OF DIFFERENCES BETWEEN FRENCH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

        The consolidated financial statements included in this report have been prepared in accordance with generally accepted accounting principles in France ("French GAAP") which differ in certain material respects from those generally accepted in the United States ("US GAAP"). The principal differences between French GAAP and US GAAP as they relate to the Group are set out below.

SHARE OPTION AWARDS (A)

        Information relating to share option awards granted to the Group's employees over the periods presented is as follows:

Orange plc share option awards

        In connection with the flotation in 1996, the Company established the Orange plc Savings Related Share Option Scheme, the Orange plc International Savings Related Share Option Scheme 1996, the Orange plc Inland Revenue Approved Executive Share Option Scheme 1996, the Orange plc Executive Share Option Scheme 1996, the Orange plc Long Term Incentive Plan 1996 and the Discretionary

Share Bonus Plan 1996. Following the change in ownership of the Company in November 1999, all these schemes were terminated. On 14 January 2000, outstanding options over 82,553 ordinary shares were exercised, which resulted in 49,335 new shares of the Company being issued (see Note 15) at this date as the total number of options exercised was offset by 33,218 ordinary shares issued at the end of 1999 and held outside the Group which were made available to meet the options being exercised.

        In May 2000, the Orange plc Executive Share Plan was established. On 22 August 2000 the Orange plc Executive Share Plan was terminated due to the change of ownership of the Company (see Note 15). Following an offer made by France Telecom to participants under the plan, the share options outstanding as at this date were cancelled.

	Executive schemes
Orange plc share schemes	Number of shares	Average exercise price of option (€)
At 1 January 2000	82,553	4.63
Granted/purchased	2,513,890	0.33
Exercised/vested	(82,533)	4.73
Lapsed	(1,953)	0.33
Cancelled	(2,511,937)	0.33
At 31 December 2000	—	—

Orange SA share option awards

        The following share option plans, which received the approval of the Board of Directors of Orange S.A., the parent company of the Company, were in existence in 2002 and 2001. They were designed for employees and executives of the Company and some of its subsidiaries, primarily in the United Kingdom and also in the rest of the world.

Orange International Sharesave Plan

        The International Sharesave Plan is designed for employees and executive directors of subsidiaries of Orange S.A. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

Orange International Share Option Plan

        The International Share Option Plan is designed for employees and executive directors of any subsidiary of Orange S.A., who are not residents of France, principally in relation to employees of the Company in the United Kingdom. Five tranches exist, depending on the employees, each having different vesting periods.

Orange US Share Option Plan

        The Orange US Share Option Plan is a qualifying share option plan designed for employees of Wildfire Communications, Inc, the Group's subsidiary in the United States. Two tranches exist, each having different vesting periods.

        Details of the Orange S.A. share options granted in 2002 and 2001 and outstanding at 31 December 2002 and 2001 is as follows:

	Savings related schemes		Executive schemes
Orange S.A. share schemes	Number of shares	Average exercise price of option (€)	Number of shares	Average exercise price of option (€)
At 1 January 2001	—	—	—	—

Granted/purchased	6,880,640	7.52	56,939,914	9.85
Exercised	(326)	7.58	(30,866)	10.00
Forfeited/lapsed	(456,791)	7.50	(3,369,390)	9.95

At 31 December 2001	6,423,523	7.52	53,539,658	9.84

Granted/purchased	2,601,892	5.60	13,252,697	6.47
Exercised	(350)	7.00	(3,000)	6.35
Forfeited/lapsed	(2,873,755)	7.23	(3,978,688)	9.62

At 31 December 2002	6,151,310	6.71	62,810,667	9.14

        In accordance with French GAAP and as noted in Note 2 to these consolidated financial statements, the Group does not record any compensation charges when share options are granted to its employees. Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase on the exercise date at the exercise price of the option. No expense is recorded, except where the Company acquires treasury shares to satisfy the exercise of purchase options and in such case the expense is measured as the excess of the cost of acquired treasury shares over the exercise price of the options. Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

        Under US GAAP, prior to 1 January 2002, the Group accounted for share option awards under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees". Accordingly, compensation expense recorded prior to 2002 and resulting from awards under fixed plans was based on the intrinsic value, being the excess, if any, of the fair value of the share underlying the option at the date of grant over the exercise price of the option, and recognised over the vesting period. Effective 1 January 2002, the Group adopted the fair value recognition provisions of SFAS No. 123 "Accounting for Stock- Based Compensation". Under the modified prospective method of adoption selected by the Group under the provisions of SFAS No. 148 "Accounting for Stock- Based Compensation—Transition and Disclosure", compensation expense recognised in 2002 is the same as that which would have been recognised had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income (loss) if the fair value method had been applied to all outstanding and unvested awards in each period.

	Year ended 31 December
	2002	2001	2000
	(in millions of euro)
Net profit (loss), as reported under US GAAP	260	495	(965)
Add: Share option awards compensation expense included in reported net income (loss), net of related tax effects	—	2	27
Deduct: Total share based employee compensation expense determined under fair value based method for share option awards, net of related tax effects	—	(54)	(54)

Pro forma net profit (loss) under US GAAP	260	443	(992)

        The fair value for the share option awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions in respect of Orange plc share option awards in 2000 and in respect of Orange S.A. share option awards in 2002 and 2001:

	Savings related schemes			Executive schemes
	2002	2001	2000	2002	2001	2000
Weighted risk-free rate	3.0%	4.4%	n/a	4.3%	4.8%	6.4%
Dividend yield	0.0%	0.0%	n/a	0.0%	0.0%	0%
Volatility	38.2%	34.4%	n/a	36.9%	31.1%	55.8%
Weighted average expected life (years)	3.5	4.4	n/a	5.0	5.0	1.0
Weighted average fair values at date of grant (€)	2.6	3.6	n/a	2.4	3.6	32.1

        The compensation expense under US GAAP does not include social charges until such time that those charges are payable upon exercise of the options.

SHARE OWNERSHIP PLANS (B)

        The following Orange S.A. share ownership plans, which received the approval of the Board of Directors of Orange S.A., the parent company of the Company, were in existence in 2002 and 2001. They were designed for employees and executives of the Company and its subsidiaries, primarily in the United Kingdom.

Sharepurchase Plan

        The Sharepurchase Plan was designed and is administered by the Board of Directors of the Company and has been established under a trust. It was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

Partnership Shares

        Eligible employees can acquire Orange S.A. "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

Matching Shares

        One Orange S.A. free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

Free Shares

        In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

        Matching and free shares must be held in the trust for three years (if an employee withdraws partnership shares before this time, the matching and free shares are forfeited).

Restricted Share Plan

        The Restricted Share Plan was established on 1 September 2000 shortly after the acquisition of the Company by France Telecom and was designed for certain key employees of the Company, principally in the United Kingdom. Participants were allocated a number of shares, which will vest in three equal tranches for most of the participants, as long as the participant is an employee of the Orange S.A. Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom; the Company and/or Orange S.A., the Company's parent, are not required to contribute to the cost of these shares.

Senior Discretionary Share Plan

        The Orange S.A. Senior Discretionary Share Plan is designed for certain key employees. Participants are allocated a number of shares, which will vest over a period of time as allocated in their vesting schedule, as long as the participant is an employee of the Orange S.A. Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

        Details of the shares issued to the Trusts in 2002 and 2001 and outstanding at 31 December 2002 and 2001 is as follows:

(Number of shares)	Orange Share Purchase Plan(1)	Restricted Share Plan	Senior Discretionary Share Plan	Total
At 1 January 2000	—	—	—	—
Issued	108,467	10,448,249	585,135	11,141,851
Allocated to employees	—	(2,544,115)	—	(2,544,115)
At 31 December 2001	108,467	7,904,134	585,135	8,597,736
Issued	337,535	—	—	337,535
Allocated to employees	(7,060)	(4,537,559)	(55,095)	(4,599,714)
Transferred	—	(360,051)	360,051	—
At 31 December 2002	438,942	3,006,524	890,091	4,335,557
Fair value of shares (in millions of euro):
—At 31 December 2001	1	80	6	87
—At 31 December 2002	3	20	6	29
—Issued in 2001	1	104	6	111
—Issued in 2002	2	—	—	2
—Allocated to employees in 2001	—	24	—	24
—Allocated to employees in 2002	—	29	—	29

(1)
Only includes the shares held by the trust at the end of the period. Shares are purchased by the trust at the end of a rolling three-month accumulation period. At 31 December 2002, 82,189 shares (60,071 shares at 31 December 2001) were to be purchased by the trust at the end of the next accumulation period to meet the commitments under the Orange Share Purchase Plan.

        Under French GAAP, matching or free shares granted to employees are recognized as an expense when the shares are granted. This expense is measured only to the extent that the excess of the cost of any treasury shares acquired to satisfy the grant exceeds the employee purchase price of the related shares, if any. Social charges relating to the share ownership plans are provided for when it is probable that the shares will be granted. The loss for the Group arising from the grant of free (or matching) shares to the employees under the Orange Share Purchase Plan amounted to €3 million under French GAAP in 2002 (€1 million in 2001).

        Under US GAAP, compensation expense resulting from free or matching shares granted to employees is measured as the difference between the fair value of the share when granted and the employee purchase price, if any. This expense is recognized over the vesting period, if any, after which the granted shares become unrestricted. The compensation expense under US GAAP does not include social charges until such time that those charges are payable.

CASH BONUS PLAN (C)

        The Group granted eligible employees a cash bonus in lieu of the employees eligibility to participate in the Mannesmann share option plans after the take-over of Mannesmann by Vodafone in May 2000. Eligible employees were granted bonuses equivalent to the increase in the Mannesmann share price between 1 January 2000 and 10 April 2000. The payments were funded by Mannesmann and recorded net of this funding under French GAAP. Under US GAAP, the compensation costs related to the bonuses were recorded on a gross basis by the Group, with the cash funding recognised as an expense over the related vesting period and recorded as a capital contribution from Mannesmann.

DERIVATIVE INSTRUMENTS (D)

        Where appropriate the Group enters into derivative instruments to hedge underlying exposure to interest rates and foreign currencies. The authorised interest rate hedging instruments are swaps, options, FRAs and swaptions and the authorised foreign exchange hedging instruments are forward FX, options, swaps, currency borrowings and investments and cross currency swaps. The Group does not enter into transactions of a speculative or trading nature.

        The accounting treatment of derivative instruments under French GAAP is described in Note 2 to the consolidated financial statements.

        Under US GAAP, all derivatives, including derivatives embedded in other financial instruments, are measured at fair value and recognised as either assets or liabilities on the Group's balance sheet. Accounting for the changes in the fair value of the derivative instrument depends on whether the derivatives qualify as hedge relationships and the types of relationships designated are based on the exposures hedged. Hedge relationships can be designated as a cash flow hedge, fair value hedge or a hedge of a net investment.

        A hedge relationship can be designated as a fair value hedge, if at inception and on an on-going basis, it is highly effective in achieving offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

        A hedge relationship can be designated as a cash flow hedge, if at inception and on an on-going basis it is highly effective in achieving offsetting cash flows attributable to the hedged item during the term of the hedge. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income, and recognised in earnings when the hedged item is recognised in earnings. Changes in the fair values of derivative instruments designated as fair value hedges are recognised in earnings, along with changes in the fair value of the hedged risk. Changes in the fair values of derivative instruments not qualifying as hedges under SFAS No. 133 or any ineffective portion of hedges are recognised in earnings in the current period.

        The Group entered into interest rate swaps to hedge the exposure to variability in expected cash flows attributable to actual debt requirements to December 2005 and forecast floating rate debt to April 2007, due to changes in the benchmark interest rates. The interest rate swaps eliminate the exposure to changes in the benchmark rate by effectively converting the Group's floating rate debt into fixed rate debt.

        There was a decrease in Other Comprehensive Income of €7.7 million relating to the hedge effectiveness of interest rate swaps hedging the cash flows attributable to actual floating rate debt. The amount recognized in earnings representing the amount of ineffectiveness of existing cash flow hedges, maturing cashflow hedges and the re-classification of interest rate swaps from cash flow hedges to trading is a profit of €10.8 million. It is expected that €3.9 million will be reclassified from Other Comprehensive Income to earnings within the next twelve months.

        The interest rate swaps hedging cashflows attributable to forecast floating rate debt were closed out or re-classified from cash flow hedges to trading, because it was unlikely that the original forecasted debt would occur. The amount released from Other Comprehensive Income as a result of the closeout or de-designation of interest rate swaps is €20.4 million, and the amount recognized in earnings, is a loss of €15.2 million.

        At 31 December 2002 there were foreign exchange contracts designated as cash flow hedges, to hedge transaction exposures relating to a procurement contract payable in Euro, a procurement contract payable in US dollars and Euro inter-group payables. The amount of ineffectiveness of the cash flow hedges is €0.1 million. The amount of hedge effectiveness of the cash flow hedges was reported as a decrease in other comprehensive income in the amount of €0.2 million. It is expected that it will all be reclassified from Other Comprehensive Income into earnings within the next twelve months.

        The Group has entered into cross currency swaps to manage the exposure to currency and interest exposure attributable to the issue of Senior Notes. Cross currency swaps with a notional value of USD 197.3 million were designated as fair value hedges. During the period the amount of ineffectiveness of the fair value hedge was €0.1 million. There was no component of the derivative instruments' gain or loss that was excluded from the assessment of hedge effectiveness.

CAPITALISATION OF INTEREST (E)

        Under French GAAP, interest costs incurred in connection with mobile telecommunication licences such as UMTS licences are expensed as incurred by the Group.

        Under US GAAP, these interest costs are capitalised along with the interest costs related to other capital expenditures incurred in order for telecom networks to be ready for their intended use. As at 31 December 2002 interest incurred in connection with the UMTS licence held by the Group (see Note 8), had been capitalised for an amount of €552 million before tax (€349 million at 31 December 2001). The UMTS licence (including capitalised interest) will be amortised from the date of commercialisation of services.

GOODWILL AND OTHER INTANGIBLE ASSETS (F)

        Effective 1 January 2002, the Group adopted Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill, intangible assets with indefinite useful lives and goodwill included in the carrying value of equity method investments no longer be amortised. Intangible assets with finite useful lives continue to be amortised over their estimated useful lives. However, the forty-year limitation on the amortization period of intangible assets that have finite lives has been removed.

        SFAS 142 requires that the goodwill and intangible assets of consolidated entities with indefinite useful lives be tested for impairment at least annually using a two-step process. The first step is to identify a potential impairment while the second step measures the amount of the impairment loss. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Intangible assets with definite useful lives such as UMTS licences and equity method investments

(including goodwill) continue to be reviewed for impairment in accordance with APB 17 and APB 18 respectively.

        At 31 December 2001 and 2002, the Group had no unamortised goodwill relating to fully consolidated subsidiaries and no intangible assets with indefinite useful lives. As of 1 January 2002, the Group discontinued amortization of goodwill included in the carrying value of its equity method 50% investment in Orange Communications S.A.

ACQUISITION OF HT FRANCE AND HT GERMANY GOODWILL (G)

        Under French GAAP, the acquisition of HT France and HT Germany on 2 April 1996 has been accounted for under the principles of acquisition accounting and the excess of purchase price over net liabilities, representing goodwill, was capitalised in the balance sheet and amortised on a straight line basis over 5 years.

        Under US GAAP, this acquisition was treated as a 'pooling', as it represented a transfer of entities under common control. Consequently the trading results and assets and liabilities of HT France and HT Germany were included retrospectively in each reporting period effective with the acquisition. The excess of purchase price over net liabilities acquired was reflected as a capital distribution.

RESTRUCTURING COSTS (H)

        As permitted under French GAAP at that time, a restructuring provision was established at the end of 2000.

        This provision, which did not conform with the more prescriptive requirements of US GAAP, was recognised as an expense when incurred in 2001.

GAIN ON TRANSFER OF ENTITIES TO PARENT (I)

        Under French GAAP, the Group recorded a net gain of €7 million upon transfer of various legal entities to Wirefree Services Belgium, a wholly owned subsidiary of Orange S.A., in 2000.

        Under US GAAP, this was considered to be a transfer between entities under common control, where the transfer occurs at the historical book value amount. As such, the excess of the consideration received over the net book value of the entities transferred was recorded as a capital contribution.

APPROXIMATE EFFECT ON THE NET PROFIT (LOSS) OF DIFFERENCES BETWEEN FRENCH GAAP AND US GAAP

		Year ended 31 December
	Note	2002	2001	2000
		(in millions of euro)
Net profit (loss) of the Group under French GAAP		219	306	(717)

Adjustments to conform to US GAAP:
Share option awards	A	(64)	(2)	(27)
Social charges on share option awards	A	(7)	14	—
Share ownership plans	B	(33)	(54)	(13)
Cash bonus plans	C	—	(13)	(223)
Derivative contracts and hedged underlying instruments	D	(17)	5	—
Capitalised interest on UMTS licence	E	226	349	—
Reversal of goodwill amortization charge	F	4	—	—
Amortization of Goodwill (HT France and HT Germany)	G	—	—	17
Restructuring costs	H	—	(5)	5
Gain on transfer of entities to WSB	I	—	—	(7)
Deferred tax on US GAAP adjustments	E	(68)	(105)	—

Approximate net profit (loss) under US GAAP		260	495	(965)

APPROXIMATE EFFECT ON SHAREHOLDERS' EQUITY OF DIFFERENCES BETWEEN FRENCH GAAP AND US GAAP

		Year ended 31 December
	Note	2002	2001	2000
		(in millions of euro)
Equity shareholders' funds under French GAAP		6,873	7,108	5,458

Adjustments:
Social charges contribution on share option awards	A	7	14	—
Derivative contracts and hedged underlying instruments	D	(27)	17	—
Capitalised interest	E	552	349	—
Reversal of goodwill amortization charge	F	4	—	—
Goodwill at cost (HT France and HT Germany)	G	—	—	(93)
Amortization of goodwill (HT France and HT Germany)	G	—	—	93
Restructuring costs	H	—	—	5
Deferred tax on US GAAP adjustments	E	(166)	(105)	—

Approximate shareholders' funds under US GAAP		7,243	7,388	5,463

DEFEASANCE OF FINANCE LEASES

        The Group incurred gains in 1995, 1996, 1999 and 2000 in respect of the defeasance of lease obligations for its digital network. Under French GAAP, the gains have been deferred and recorded on the balance sheet as "Deferred Income". The defeasance arrangements do not qualify as an "in-substance defeasance" of the lease obligations under US GAAP which requires defeasance deposits to be held under a formal trust arrangement for the benefit of the lessor. Under US GAAP therefore, the deposit and lease obligations are shown gross in the balance sheet. The gross deposit and lease obligations at 31 December 2002, 2001 and 2000 were €1,157 million, €1,247 million and €1,221 million, respectively. The adoption of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" does not affect this accounting treatment.

TURNOVER

        Under French GAAP, turnover includes an Orange brand licence fee of €141 million in 2002 (€61 million in 2001, nil in 2000), invoiced to the operating subsidiaries of Orange S.A., which use the Orange brand name, and additionally, management and research & development services of €187 million in 2002 (€121 million in 2001, nil in 2000), which have been invoiced primarily to Orange S.A. and also to some of its subsidiaries, in relation to services performed by the Group's employees for those companies outside the Orange plc group.

        Under US GAAP, the brand licence, management and research & development service fees invoiced to the Company's parent and commonly controlled entities to recover costs incurred would be reflected as a reduction of the related selling, general and administrative expenses incurred by the Group. As a result, both turnover and selling, general and administrative expenses under US GAAP would have been reduced by €328 million (€182 million in 2001), respectively. Consequently, the Group's turnover under US GAAP would have amounted to €6,295 million, €5,693 million and €4,621 million in 2002, 2001 and 2000 respectively.

OPERATING INCOME (LOSS) UNDER US GAAP

        Under French GAAP, goodwill amortization, exceptional items, net of tax and specific non operating items are classified and shown separately in the consolidated income statement below operating income (loss). Under US GAAP, they would have principally been considered as operating expenses and would have reduced the Group's operating income (loss). Additionally, certain US GAAP adjustments such as the accounting for share option awards, share ownership plans and cash bonus plans would have impacted operating income (loss) under US GAAP.

        Reclassifications and adjustments to conform operating income (loss) to US GAAP are summarised as follows:

	Year ended 31 December
	2002	2001	2000
	(in millions of euro)
Operating income as reported in the consolidated statement of income under French GAAP	950	539	189
Exceptional items before tax (see Note 7)	(194)	(98)	(61)
Goodwill amortization	—	(25)	(51)
Other non-operating items (see Note 5)	9	(3)	—
Share option awards	(64)	(2)	(27)
Social charges on share option awards	(7)	14	—
Share ownership plans	(33)	(54)	(13)
Cash bonus plans	—	(13)	(223)
Restructuring costs	—	(5)	5

Operating income (loss) under US GAAP	661	353	(181)

COMPREHENSIVE INCOME

        Under U.S. GAAP, comprehensive income is the term used to define all non-owner changes in shareholders' equity. The Group accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income". The Group's comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is a concept not addressed by French GAAP.

	Year ended 31 December
	2002	2001	2000
	(in millions of euro)
Net income/(loss) based on U.S. GAAP	260	495	(965)
Total cumulative effect of adoption of SFAS No. 133	—	(41)	—
Reclassification into earnings as per SFAS No. 133 transition adjustment	9	21	—
Change in fair value of the cash flow hedges	(28)	37	—
Exchange rate differences based on U.S. GAAP	(470)	161	(180)

Comprehensive Income/(loss) based on US GAAP	(229)	673	(1,145)

CONSOLIDATED STATEMENT OF CASH FLOWS

        Under French GAAP, the Consolidated Cash Flow Statements are presented in accordance with the Règlement 99-02. The Statements prepared in accordance with French GAAP present substantially the same information as that required under US GAAP as interpreted by SFAS No. 95.

        Cash flows under French GAAP in respect of amounts placed on deposit with deposit banks are included within financing activities. Debt issuance costs are included within operating activities under French GAAP.

        Under US GAAP, cash flows in respect of amounts placed on deposit with deposit banks would be included within investing activities. Cash flows related to debt issuance costs would be included within financing activities under US GAAP.

        A summary of the Group's operating, investing and financing activities, classified in accordance with US GAAP, follows:

	Year ended 31 December
	2002	2001	2000
	(in millions of euro)
Cash provided/(used) by operating activities	2,114	1,576	(207)
Cash used by investing activities	(1,275)	(685)	(2,109)
Cash provided/(used) by financing activities	(824)	(838)	2,300

Net increase/(decrease) in cash and cash equivalents	15	53	(16)
Effect of exchange rate on cash and cash equivalents	(7)	1	—
Cash and cash equivalents under US GAAP at the beginning of the year	108	54	70

Cash and cash equivalents under US GAAP at the end of the year	116	108	54

FIN 45 disclosure

        As part of its customer care program, Orange UK grants a warranty to its customers when they purchase new equipment (depending on which Talkplan they connect to), by which Orange UK undertakes to replace or repair the equipment, if lost, stolen or damaged. The Group records a liability for warranty corresponding to the estimated amount of future repair and/or replacement costs for equipment still under warranty at each balance sheet date. This liability is included in "other creditors" in the French GAAP financial statements and is calculated based on historical experience concerning the cost and frequency of repairs and/or replacements of equipment.

        Change in the warranty liability during 2002 is as follows (in millions of euros):

As at 1 January 2002	31
Net increase	12
Foreign currency translation adjustment	(3)
As at 31 December 2002	40

RECENT ACCOUNTING PRONOUNCEMENTS

  •
  The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards, No 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS 143) in June 2001. This Standard will be effective for the Group's fiscal year beginning 1 January 2003 and provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The Group is currently evaluating the impact of this statement on its results of operations and its financial position.

  •
  In April 2002, the FASB issued Statement of Financial Accounting Standards, No 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections" (SFAS 145). This Statement amends FASB Statement 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after 15 May 2002. The other provisions are effective for transactions occurring on or after 15 May 2002. The adoption of the provisions of this Statement relating to 2002 have not resulted in a material impact on the Group's financial position or on its results of operation and cashflows as of 31 December 2002. The Group does not anticipate that adoption of the provisions of this Statement relating to the classification of gains resulting from the extinguishment of debt (SFAS 4) will have a material impact on its results of operations or its financial position.

  •
  In June 2002, the FASB issued Statement of Financial Accounting Standards, No 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This Statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs incurred in a Restructuring)". Under SFAS 146, the cost associated with an exit or disposal activity is recognised in the periods in which it is incurred rather than at the date the company committed to the exit plan. This Statement becomes effective for exit or disposal activities initiated after 31 December 2002 with earlier application encouraged. The Group does not anticipate that the adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

  •
  On 25 November 2002, the FASB announced the issuance of Interpretation No 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which expands on the accounting guidance of Statements No 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No 34, which has been superseded by this Interpretation. Given observed differences in practice, this Interpretation clarifies the requirements for a guarantor's accounting and interim and annual financial statement disclosures of certain guarantees issued and outstanding. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognised liability over the term of the related guarantee. The incremental disclosure requirements of this Interpretation are effective and have been adopted by the Group for the financial statements ending 31 December 2002. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after 31 December 2002. The Group is currently reviewing the initial recognition and measurement provisions of this Interpretation to measure the potential impact on its results of operations and financial position.

  •
  In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor non-performance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after 15 June 2003. The Group is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

  •
  In December 2002, the FASB announced the issuance of Financial Accounting Standards, No 148, "Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement 123)" (SFAS 148) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group has adopted the fair value based method of accounting for share option awards to employees effective 1 January 2002 using the "modified prospective method" discussed in SFAS 148. The modified prospective method requires the recognition of stock-based compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method in this Statement had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after 15 December 1994. The impact on the 2002 consolidated financial statements resulting from the adoption of the fair value method for share option awards noted above was the recognition of an additional €54 million (before taxes) in compensation expense. The Group has also adopted the disclosure requirements of SFAS 148 as of 31 December 2002.

  •
  In January 2003, the FASB announced the issuance of Interpretation No 46, "Consolidation of Variable Interest Entities (an Interpretation of ARB 51)". As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, Interpretation 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary's consolidated financial statements. Interpretation 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities in all financial statements initially issued after January 31, 2003. This Interpretation applies immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired by the Group before 1 February 2003, this Interpretation becomes applicable beginning on 1 January 2004. The Group does not anticipate that the adoption of this Interpretation will have a material impact on its results of operations or its financial position.

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3 KEY INFORMATION
  ITEM 4 INFORMATION ON THE COMPANY
  ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8 FINANCIAL INFORMATION
  ITEM 9 THE OFFER AND LISTING
  ITEM 10 ADDITIONAL INFORMATION
  ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15 CONTROLS AND PROCEDURES
  ITEM 16 [Reserved]
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
  ITEM 19 EXHIBITS
SIGNATURES
CERTIFICATIONS
Orange plc Index to Consolidated Financial Statements
ORANGE PLC Report of Independent Accountants
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH-FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS